Exhibit 2.1

EQUITY PURCHASE AGREEMENT

BY AND AMONG

PARSEC Holdings, INC.,

BUDCO GROUP, INC.

the sellers named herein,

MELISSA BUDIG COLLINS, AS SELLERS’ REPRESENTATIVE,

UT HOLDINGS LLC

AND

1502061 B.C. Ltd.

DATED AS OF September 30, 2024

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Table of Contents

Page

ARTICLE I RECITALS AND DEFINITIONS		1
1.1	Recitals	1
1.2	Definitions	2
1.3	Other Terms	2
1.4	Usage	2
ARTICLE II PURCHASE AND SALE		3
2.1	Purchase and Sale of Purchased Interests	3
2.2	Closing	3
2.3	Purchase Price; Payment of the Estimated Purchase Price	4
2.4	Closing Deliveries	5
2.5	Estimated Purchase Price	6
2.6	Adjustments to Purchase Price	7
ARTICLE III REPRESENTATIONS AND WARRANTIES RELATING TO THE SELLER PARTIES		10
3.1	Authority, Due Execution and Binding Effect	10
3.2	No Violation; Consents and Approvals; No Conflict	11
3.3	Ownership; No Liens	11
3.4	Litigation	12
3.5	Brokers	12
ARTICLE IV REPRESENTATIONS AND WARRANTIES RELATING TO THE TARGET GROUP		12
4.1	Incorporation, Organization and Qualification; Authority, Due Execution and Binding Effect	12
4.2	No Violation; Consents and Approvals; No Conflict	13
4.3	Company Financial Statements	13
4.4	No Undisclosed Liabilities	14
4.5	Absence of Certain Changes or Events	14
4.6	Litigation	16
4.7	Compliance with Laws	16
4.8	Permits	17
4.9	Environmental Matters	17
4.10	Material Contracts	18
4.11	Intellectual Property	20
4.12	Real Property	22
4.13	Employee Matters and Benefit Plans	22

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4.14	Taxes	25
4.15	Brokers	28
4.16	Affiliates	28
4.17	Insurance	29
4.18	Ownership and Sufficiency of Assets	29
4.19	Labor	29
4.20	Bank Accounts	32
4.21	Customers and Vendors	33
4.22	Personal Data: Data Security	33
4.23	Inventory	34
4.24	Accounts Receivables	34
4.25	No Government Contracts or Subcontracts	34
4.26	Safety Rating	34
4.27	Disclaimer of Other Representations and Warranties	35
ARTICLE V REPRESENTATIONS AND WARRANTIES RELATING TO THE PURCHASER		35
5.1	Organization and Qualification	35
5.2	Authority, Due Execution and Binding Effect	35
5.3	No Violation; Consents and Approvals; No Conflict	35
5.4	Purchase for Investment	36
5.5	Investor Qualifications	36
5.6	Litigation	36
5.7	Bankruptcy	36
5.8	Independent Investigation	36
5.9	Brokers	36
ARTICLE VI COVENANTS		37
6.1	Access to Information; Cooperation	37
6.2	Further Action	37
6.3	Officers’ and Directors’ Indemnification	37
6.4	Taxes	37
6.5	Confidentiality	42
6.6	Seller Release	42
6.7	Employees.	43
6.8	Representation and Warranties Insurance Policy	43
6.9	Settlement of Intercompany Accounts	44
6.10	Personal Goodwill Agreements	44
6.11	Transfer of PAGA Amount	44
6.12	Trust Restriction	44
6.13	Budco Restriction	44
6.14	Budco Obligations.	44
ARTICLE VII indemnification		46
7.1	Indemnification by Sellers.	46

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7.2	Indemnification by the Purchaser	47
7.3	Claim Procedure.	47
7.4	Third Party Claims.	48
7.5	Survival of Representations and Warranties.	50
7.6	Limitations on Liability; Determination of Losses.	50
7.7	No Right of Indemnification or Contribution	51
7.8	Exercise of Remedies by the Purchaser Indemnified Parties other than the Purchaser	51
7.9	Effect of Knowledge	51
7.10	Release of PAGA Escrow Amount and ERC Escrow Amount.	52
7.11	Exclusive Remedies	52
7.12	Tax Treatment of Indemnification Payments	52
ARTICLE VIII MISCELLANEOUS		52
8.1	Appointment of Sellers’ Representative	52
8.2	Notices, Consents Etc.	55
8.3	Severability.	56
8.4	Assignment; Successors	56
8.5	Counterparts; Facsimile or .PDF Signatures	56
8.6	Governing Law; Venue	56
8.7	Table of Contents and Headings	57
8.8	Entire Agreement	57
8.9	Third Parties	57
8.10	Schedules and Exhibits; Disclosure Generally	57
8.11	Waiver of Jury Trial	58
8.12	Public Announcements	58
8.13	Amendments and Waivers	58
8.14	Expenses	58
8.15	Provision Respecting Legal Representation	58

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EQUITY PURCHASE AGREEMENT

THIS EQUITY PURCHASE AGREEMENT (this “Agreement”) dated as of September 30, 2024 (the “Effective Date”), by and among (i) Parsec Holdings, Inc., an Ohio corporation (“Parsec Holdings”), Budco Group, Inc., an Ohio corporation (“Budco” and together with Parsec Holdings, the “Holding Companies”), (ii) each of the Persons listed on the signature page hereof as “Sellers” (each, a “Seller” and collectively, the “Sellers”), (iii) Melissa Budig Collins, in her capacity as the Sellers’ Representative (the “Sellers’ Representative”), (iv) UT Holdings, LLC, a Michigan limited liability company (“US Purchaser”) and (v) 1502061 B.C. LTD, a British Columbia limited company (“Canadian Purchaser”, together with US Purchaser, the “Purchaser”). Throughout the remainder of this Agreement, Purchaser, each of the Holding Companies and each of the Sellers shall each be referred to, individually, as a “Party,” and, collectively, as the “Parties.”

ARTICLE I

RECITALS AND DEFINITIONS

1.1 Recitals.

(a) Prior to the Pre-Closing Reorganization, (i) the Sellers collectively owned, either directly or indirectly, all of the issued and outstanding Equity Interests in each of (A) Parsec, Inc., an Ohio corporation (“Parsec”), (B) Parsec Intermodal of Canada ULC, a British Columbia unlimited liability corporation (“Parsec Canada”), and (C) OB Leasing Company, an Ohio corporation (“OB Leasing” and together with Parsec and Parsec Canada, individually, each a “Target Group Member” and collectively, the “Target Group”) and (ii) the holders of the Equity Interests of Parsec (the “Parsec Sellers”) formed and incorporated, or caused to be formed and incorporated, Parsec Holdings for purposes of consummating the Pre-Closing Reorganization.

(b) The Target Group is engaged in the business of providing intermodal terminal services primarily to rail roads, which services include (i) lifting intermodal containers on and off trains, (ii) repairing various intermodal equipment types, including trailers, cranes, intermodal chassis and containers, and (iii) performing intermodal drayage services to and from rail yards and offsite storage areas (the “Business”).

(c) At least three days prior to the Effective Date, the Parsec Sellers (i) filed a protective election on IRS Form 2553 to treat Parsec Holdings as an S corporation for federal income tax purposes, effective as of September 24, 2024, (ii) contributed all of the issued and outstanding Equity Interests of Parsec to Parsec Holdings in exchange for all of the issued and outstanding Equity Interests of Parsec Holdings in the same percentages (the “Contribution”), (iii) caused Parsec Holdings to file an election on IRS Form 8869 pursuant to Revenue Ruling 2008-18 to treat Parsec as a qualified subchapter S subsidiary (together with any additional applicable filings required to make such election applicable for state and local income Tax purposes), with such election being effective simultaneous with and as of the date of the Contribution (the “Parsec Pre-Closing Reorganization”), and (iv) at least one day after the Parsec Pre-Closing Reorganization, but at least one day prior to the Closing Date, caused Parsec to be converted from an Ohio corporation into an Ohio limited liability company, with Parsec Holdings as Parsec’s sole member (the “Parsec Conversion”).

(d) At least one day prior to the Closing Date, Budco caused (i) OB Leasing to convert from an Ohio corporation into an Ohio limited liability company, with Budco as OB Leasing’s sole member (the “OB Leasing Conversion”, together with the Parsec Pre-Closing Reorganization and Parsec

Conversion, the “Pre-Closing Reorganization”) and (ii) OB Leasing to distribute those tractors set forth on Schedule 1.1(d) to its equityholder (the “Excluded Assets”).

(e) Immediately following the Pre-Closing Reorganization and as of immediately prior to the Closing, (i) Parsec Holdings will be the record and beneficial owner of all of the issued and outstanding Equity Interests of Parsec (the “Parsec Interests”), (ii) Yes We Canada Holdings, Inc., an Ohio corporation (“Canada Holdings”, together with the Budco and Parsec Holdings, the “Selling Holding Companies”) will be the record and beneficial owner of all of the issued and outstanding Equity Interests of Parsec Canada (the “Parsec Canada Interests”); and (iii) Budco will be the record and beneficial owner of all of the issued and outstanding Equity Interests of OB Leasing (the “OB Leasing Interests”, together with the Parsec Interests and Parsec Canada Interests, the “Purchased Interests”).

(f) (i) US Purchaser desires to purchase from the Holding Companies, and the Holding Companies desire to sell to US Purchaser, the Parsec Interests and OB Leasing Interests and (ii) Canadian Purchaser desires to purchase from Canada Holdings, and Canada Holdings desires to sell to Canadian Purchaser, the Parsec Canada Interests, all upon the terms, in the manner and subject to the conditions set forth in this Agreement.

1.2 Definitions. Defined terms used in this Agreement shall have the meanings ascribed to them in the Annex of Defined Terms attached hereto.

1.3 Other Terms. Other terms may be defined elsewhere in this Agreement and, for the purposes of this Agreement, those other terms shall have the meanings specified in those other places of this Agreement unless the context requires otherwise.

1.4 Usage.

(a) Interpretation. In this Agreement, unless a clear contrary intention appears:

(i) the singular number includes the plural number and vice versa;

(ii) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are not prohibited by this Agreement from succeeding to such Person’s rights or obligations under this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually;

(iii) reference to any gender includes each other gender;

(iv) reference to any agreement (including this Agreement), Contract, document, instrument, statute or regulation means such agreement, Contract, document, instrument, statute or regulation as amended or modified and in effect from time to time in accordance with the terms thereof;

(v) reference to any Law means such Law as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder, and reference to any section or other provision of any Law means that provision of such Law from time to time in effect and constituting the substantive amendment, modification, codification, replacement or reenactment of such section or other provision;

(vi) “herein,” “hereunder,” “hereof,” “hereto,” “hereby,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article, Section or other provision hereof;

(vii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding such term;

(viii) “or” is used in the inclusive sense of “and/or”;

(ix) no prior draft of this Agreement nor any course of performance or course of dealing will be used in the interpretation or construction of this Agreement;

(x) the phrase “made available” means made available to the Purchaser in the online data room established for “Project Gelato” prior to 6:00 pm ET on the day that is three Business Days prior to the Effective Date.

(xi) all references to monetary amounts in this Agreement refer to U.S. Dollars; and

(xii) with respect to the determination of any period of time, “from” means “from and including” and “to” means “to but excluding”.

(b) Accounting Terms and Determinations. Unless otherwise specified herein, all accounting terms used herein shall be interpreted and all accounting determinations hereunder shall be made in accordance with GAAP.

(c) Legal Representation of the Parties. This Agreement was negotiated by the Parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any Party shall not apply to any construction or interpretation hereof.

ARTICLE II

PURCHASE AND SALE

2.1 Purchase and Sale of Purchased Interests.

(a) Subject to the terms and the conditions of this Agreement, at the Closing, the Selling Holding Companies shall sell to the applicable Purchaser (as described in Section 1.1(f)), free and clear of all Liens and other restrictions on transfer (other than restrictions on transfer arising under applicable securities Laws) all of the Purchased Interests, by the Selling Holding Companies’ delivery to the Purchaser of assignments of membership interests or stock or share certificates representing the Purchased Interests, duly endorsed in blank form for transfer or accompanied by appropriate membership interests or stock or share powers duly executed in blank.

(b) Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the applicable Purchaser shall purchase the Purchased Interests from the Selling Holding Companies (as described in Section 1.1(f)), by its delivery of the Estimated Purchase Price, as set forth in Section 2.3 below.

2.2 Closing. The closing (the “Closing”) of the purchase and sale of the Purchased Interests and the other transactions contemplated by this Agreement and the Ancillary Agreements (collectively, the “Transaction”) shall take place by electronic means on the Effective Date (the “Closing Date”). The Closing will be deemed to occur at 11:59:59 p.m. (Eastern Time) on the Closing Date (the “Effective Time”).

2.3 Purchase Price; Payment of the Estimated Purchase Price.

(a) Subject to Section 2.6, in consideration for the sale of the Purchased Interests pursuant to Section 2.1(a), the Purchaser shall pay to the Selling Holdings Companies, in the manner set out in Section 2.3(c)(iii) and (iv) an aggregate amount equal to (i) the Base Price, plus (ii) the Estimated Closing Date Cash, less (iii) the Estimated Net Non-Cash Working Capital Deficit, plus (iv) the Estimated Net Non-Cash Working Capital Surplus, less (v) the Estimated Transaction Expenses, less (vi) the Estimated Indebtedness, plus (vii) the Estimated Gross-up Payment (such calculated amount, the “Estimated Purchase Price”).

(b) The Estimated Purchase Price will be allocated amongst the Selling Holding Companies as set forth on Schedule 2.3(b) (the “Allocation Schedule”).

(c) At the Closing, the Purchaser shall make the following payments:

(i) on behalf of the Seller Parties or Target Group Members, the amounts necessary to pay the Estimated Transaction Expenses that remain unpaid as of the Closing Date to the extent set forth in the Transaction Expense Invoices, provided that any Estimated Transaction Expenses representing compensation payable to Employees, if any, shall be paid through a Target Group Member’s payroll system in a manner such that Seller Parties receive the benefit of the deduction;

(ii) on behalf of the Target Group Members, to the holders of any Estimated Indebtedness identified in Schedule 2.3(c)(ii), the amount required to pay in full and discharge all such Estimated Indebtedness as determined from the Payoff Statements;

(iii) on behalf of the Selling Holding Companies, deliver or cause to be delivered to U.S. Bank National Association, a national banking association (the “Escrow Agent”), the Escrow Amount to be held by Escrow Agent, with such funds to be kept in a non-interest bearing account, to be administered and payable in accordance with the escrow agreement (the “Escrow Agreement”) providing for: (A) the Purchase Price Adjustment Escrow Amount to be held for purposes of securing any amount payable to the Purchaser pursuant to Section 2.6; (B) the Indemnification Escrow Amount to be held for purposes of securing the indemnification obligations of Seller Parties under this Agreement until the first anniversary of the Closing Date (subject the final resolution of any claims pending at such time), (C) the ERC Escrow Amount be held for purposes of securing the indemnification obligations of Seller Parties under this Agreement with respect to the ERC Claims; and (D) PAGA Escrow Amount to be held for purposes of securing the indemnification obligations of Seller Parties under this Agreement with respect to the PAGA Claims.

(iv) to each Selling Holding Company, an amount equal to such Selling Holding Company’s share of the Estimated Purchase Price less the Escrow Amount, as set forth in the Allocation Schedule.

(d) Payments to be made by the Purchaser pursuant to Section 2.3(a) or Section 2.3(c) shall be made by wire transfer of immediately available funds to one or more accounts, which account or accounts shall, except as otherwise agreed by the Parties: (i) in the case of the Transaction Expenses and the amounts to be paid to the Selling Holding Companies, have been designated by the Sellers’ Representative in the Allocation Schedule or in writing to the Purchaser prior to the Closing Date; and (ii) in the case of the Persons identified in Schedule 2.3(c), be as identified in the applicable Payoff Statement of each such Person.

2.4 Closing Deliveries. At the Closing, subject to and on the terms and conditions set forth in this Agreement:

(a) the Seller Parties (or the Sellers’ Representative, on behalf of the Seller Parties) shall have delivered to the Purchaser:

(i) assignments of membership interests or stock or share certificates representing the Purchased Interests owned by each Selling Holding Company, duly endorsed in blank form for transfer or accompanied by appropriate membership interests or stock or share powers duly executed in blank together with the minute books of each Target Group Member;

(ii) the resignation in writing from each manager, director and officer of each Target Group Member effective as at the Effective Time;

(iii) the restrictive covenant agreements by each Seller Party;

(iv) any other Ancillary Agreements, duly executed by the Seller Parties, Target Group Members, or any of their Affiliates who are a party thereto;

(v) copies of all consents required to be obtained by Seller Parties or the Target Group Members in connection with the Transaction;

(vi) customary payoff letters and evidence of the release of all Liens securing any assets of the Target Group Members (the “Payoff Statements”);

(vii) invoices issued by each legal counsel, investment bank, broker or advisor of Seller Parties or the Target Group Members entitled to fees or expenses which constitute Transaction Expenses, which invoices shall set forth (A) the amount required to pay in full all Transaction Expenses owned to such Person on the Closing Date, (B) the wire transfer instructions for the payment of such Transaction Expenses to such Person, and (C) the termination of all further obligations owing by the Target Group Members to such Person (“Transaction Expense Invoices”);

(viii) a secretary’s certificate, dated as of the Closing Date and executed by the secretary of each Selling Holding Company, certifying: (i) copies of the Organizational Documents of the Selling Holdings Companies and Target Group Members, (ii) the incumbency and specimen signature of each manager or officer of such Selling Holding Company executing this Agreement or any other Ancillary Agreements on such Selling Holding Company’s behalf; (iii) a copy of the resolutions authorizing each Selling Holding Company’s execution, delivery and performance of this Agreement and the Ancillary Agreements to which it is a party; and (iv) that all such resolutions are in full force and effect and are all of the resolutions adopted in connection with the Transaction;

(ix) evidence reasonably satisfactory to the Purchaser that all actions required to be taken by the Seller Parties to effect the Pre-Closing Reorganization as contemplated herein shall have been completed;

(x) a certificate of good standing, status, compliance or equivalent with respect to each Selling Holding Company and Target Group Member issued by the appropriate government officials of their respective jurisdictions of incorporation or organization, as the case may be, and each other jurisdiction in which each Target Group Member is qualified to do business, as of a date not more than fifteen days prior to the Closing Date;

(xi) the Personal Goodwill Purchase Agreements (the “Personal Goodwill Agreement”), duly executed by each of David Budig and Melissa Budig Collins

(xii) termination and assignment agreement for that certain engagement agreement between the applicable Target Group and Livingstone Partners LLC, executed by the applicable Target Group and Livingstone Partners LLC;

(xiii) an affidavit of non-foreign status of the Selling Holding Companies, in form and substance reasonably acceptable to the Purchaser, which complies with Section 1445 of the Code;

(xiv) a letter of credit in favor of Parsec in the amount of $10,000,000 in connection with the general liability and automobile/vehicle insurance obligations (the “Insurance LC”);

(xv) a letter of credit in favor of Parsec in the amount of $3,000,000 in connection with the health coverage obligations (the “Health LC”); and

(xvi) without limitation by the specific enumeration of the foregoing, all other documents reasonably required by the Purchaser to effect the transactions contemplated by this Agreement.

(b) the Purchaser shall have delivered to the Sellers Parties and/or Sellers’ Representative (as applicable):

(i) any other Ancillary Agreements, duly executed by the Purchaser and its Affiliates who are a party thereto;

(ii) the Personal Goodwill Agreements, each duly executed by the Purchaser;

(iii) a secretary’s or officer’s certificate, dated as of the Closing Date and executed by the secretary or other authorized officer of each Purchaser, certifying: (i) the incumbency and specimen signature of each officer of the Purchaser executing this Agreement or any other Ancillary Agreements on the Purchaser’s behalf; (ii) a copy of the resolutions authorizing the Purchaser’s execution, delivery and performance of this Agreement and the Ancillary Agreements to which it is a party; and (iii) that all such resolutions are in full force and effect and are all of the resolutions adopted in connection with the Transaction; and

(iv) a good standing certificate with respect to the US Purchaser certified by the Secretary of State of the State of the Purchaser’s incorporation or organization, as the case may be, as of a date not more than fifteen days prior to the Closing Date.

2.5 Estimated Purchase Price.

(a) Prior to the Closing Date, the Sellers’ Representative shall, acting in good faith and using all Reasonable Efforts, prepare and deliver to the Purchaser (i) an estimated unaudited consolidated working capital balance sheet of the Target Group as of the Effective Time with the same line items as set forth on Exhibit C (the “Estimated Closing Working Capital Balance Sheet”), (ii) an estimated calculation of Cash of the Target Group as of the Effective Time (the “Estimated Closing Date Cash”), (iii) an estimated calculation of Net Non-Cash Working Capital as of the Effective Time, based on the Estimated Closing Working Capital Balance Sheet (the “Estimated Net Non-Cash Working Capital”), (iv) an estimated amount of the Transaction Expenses as of the Effective Time (the “Estimated Transaction Expenses”) and (v) an estimated amount of the Indebtedness of the Target Group as of the Effective Time (the “Estimated Indebtedness”) and based on such estimates, and the Estimated Gross-Up

Payment, the Estimated Purchase Price. The Estimated Closing Working Capital Balance Sheet, Estimated Closing Date Cash, Estimated Net Non-Cash Working Capital, Estimated Transaction Expenses, and Estimated Indebtedness shall each be prepared on a basis consistent with the Accounting Methodology and the relevant definitions in this Agreement. A sample calculation of the Estimated Net Non-Cash Working Capital is attached hereto as Exhibit C.

(b) If the Estimated Net Non-Cash Working Capital is less than the Working Capital Target, then the difference shall constitute the “Estimated Net Non-Cash Working Capital Deficit”. If the Estimated Net Non-Cash Working Capital is greater than the Working Capital Target, then the difference shall constitute the “Estimated Net Non-Cash Working Capital Surplus”. If the Purchaser raises any reasonable objections to the foregoing statements and calculations, the Purchaser and the Seller Parties will consider in good faith such objections prior to the Closing, and the Seller Parties will make such revisions to such disputed items as may be mutually agreed between the Purchaser and the Seller Parties. No failure by the Purchaser to raise or pursue any objection or dispute prior to the Closing shall in any way prejudice the Purchaser’s right to raise any matter pursuant to the provisions of Section 2.6 or otherwise.

(c) Notwithstanding anything contained in this Agreement, if the amount of the Estimated Net Non-Cash Working Capital adjustment (whether an increase or decrease to the Estimated Purchase Price) is equal to or less than the Working Capital Collar Amount, then the Estimated Net Non-Cash Working Capital adjustment shall be deemed to be $0 for purposes of the Estimated Purchase Price.

For illustrative purposes only:

A. Working Capital Target = $14,000,000.

Working Capital Collar Amount= $700,000

B. If Estimated Net Non-Cash Working Capital is an amount between $13,300,000 and $14,700,000, then the Net Non-Cash Working Capital adjustment shall be $0.

C. If Estimated Net Non-Cash Working Capital is $15,000,000, then the Estimated Net Non-Cash Working Capital Surplus shall be $300,000 (i.e., $300,000 owing to the Selling Holding Companies).

D. If Estimated Net Non-Cash Working Capital is $13,000,000, then the Estimated Net Non-Cash Working Capital Deficit shall be $300,000 (i.e., $300,000 owing to the Purchaser).

E. For purposes of Section 2.6, the same principles shall apply, substituting the final determination of Net Non-Cash Working Capital for the Estimated Net Non-Cash Working Capital amount.

2.6 Adjustments to Purchase Price.

(a) Closing Working Capital Balance Sheet.

(i) As promptly as practicable following the Closing Date, but in no event later than ninety days after the Closing Date, the Purchaser shall, acting in good faith and using all Reasonable Efforts, prepare and deliver to the Sellers’ Representative (A) an unaudited consolidated working capital balance sheet of the Target Group as of the Effective Time with the same line items as set forth on Exhibit C (the “Closing Working Capital Balance Sheet”), (B) a calculation of Net Non-Cash

Working Capital as of the Effective Time based on the Closing Working Capital Balance Sheet (the “Net Non-Cash Working Capital Calculation”), (C) a calculation of Purchaser’s estimate of the Cash of the Target Group as at the Effective Time (“Closing Date Cash”), (D) the amount of Transaction Expenses as of the Effective Time (the “Closing Transaction Expenses”) and (E) the amount of Indebtedness of the Target Group as of the Effective Time (the “Closing Indebtedness”). The Purchaser’s Closing Working Capital Balance Sheet, Net Non-Cash Working Capital Calculation, calculation of Closing Date Cash, Closing Transaction Expenses and Closing Indebtedness (collectively, the “Draft Closing Statements”) shall each be prepared on a basis consistent with the Accounting Methodology and the relevant definitions in this Agreement.

(ii) During the period from the date the Draft Closing Statements are delivered by the Purchaser to the Sellers’ Representative through the date such statements are finally determined, the Purchaser shall, and shall cause the Purchaser’s and the Target Group’s Representatives to, reasonably cooperate with the Sellers’ Representative and her Representatives and to provide the Sellers’ Representative and her Representatives reasonable access to the work papers of the Purchaser and the Target Group and their respective Representatives, in each case, to the extent necessary for purposes of the Sellers’ Representative review of the Draft Closing Statements, provided that all such information and documentation shall be deemed to be confidential information of the Purchaser, and the Purchaser shall make reasonably available to the Sellers’ Representative and her Representatives, individuals responsible for the preparation of the Draft Closing Statements in order to respond to inquiries of the Sellers’ Representative related thereto.

(iii) If the Sellers’ Representative disputes the correctness of the Draft Closing Statements provided to the Sellers’ Representative by the Purchaser, the Sellers’ Representative shall notify the Purchaser in writing of her objections within thirty days (the “Dispute Period”) after her receipt of the Draft Closing Statements and shall describe the reasons for the Sellers’ Representative’s objections (specifying in reasonable detail such disagreement). If the Sellers’ Representative fails to deliver a written notice of objection to the Purchaser within the Dispute Period, the Sellers’ Representative shall be deemed to have accepted the Draft Closing Statements provided by the Purchaser to the Sellers’ Representative, which shall be final and binding on the Purchaser and the Seller Parties and used for the purposes of this Section 2.6. If, however, the Sellers’ Representative delivers a written notice of objection (the “Dispute Notice”) to the Purchaser within the Dispute Period, the Sellers’ Representative and the Purchaser shall endeavor in good faith to resolve any disputed items within thirty days after the date of the Purchaser’s receipt of the Dispute Notice. Any items in the Draft Closing Statement which the Sellers’ Representative does not specifically identify as disputed in the Dispute Notice shall be deemed finally accepted by the Seller Parties and shall not be subject to any further adjustment or dispute.

(iv) If the Sellers’ Representative and the Purchaser are unable to resolve any items in dispute relating to the Draft Closing Statements within thirty days after the date of the Purchaser’s receipt of the Dispute Notice (or such other period as the Parties may agree), the Sellers’ Representative and the Purchaser shall submit the dispute to Katz Sapper & Miller (the “Independent Accountant”) to resolve all items remaining in dispute, and such determination by the Independent Accountant shall be final, binding and conclusive on the Parties. The Independent Accountant, in undertaking the tasks to be performed by it as provided herein, shall act as an expert and not as an arbitrator. The Purchaser and the Sellers’ Representative may present to the Independent Accountant their respective positions regarding the dispute (provided that, for greater certainty, such presentations are limited to matters described in the Dispute Notice), and each of the Purchaser and the Sellers’ Representative shall have the right to present additional documents, materials and other information, and make an oral presentation to the Independent Accountant, regarding such dispute and the Independent Accountant shall consider such additional documents, materials and other information and such oral presentation. Any such other documents, materials or other information shall be copied to each of the Purchaser and the Sellers’ Representative and each of the Purchaser and the Sellers’ Representative shall be entitled to attend any such oral presentation.

(v) In resolving any disputed item, the Independent Accountant: (A) shall be bound to the principles of this Section 2.6 (including Section 2.6(a)(i)), (B) shall limit its review, based solely on such presentations from the Purchaser and the Sellers’ Representative and not by independent review, to matters specifically set forth in the Dispute Notice and which remain in dispute, and (C) shall not assign a value to any item higher than the highest value for such item claimed by either Party or lower than the lowest value for such item claimed by either Party. The Parties shall use Reasonable Efforts to cause the Independent Accountant to complete its work and render its determination in writing within thirty days of its engagement.

(vi) The Net Non-Cash Working Capital, Closing Date Cash, Closing Transaction Expenses and Closing Indebtedness as finally determined pursuant to Section 2.6 (whether by failure of the Sellers’ Representative to deliver a Dispute Notice to the Purchaser, by the agreement of the Parties or by the final determination of the Independent Accountant), shall be deemed to be, and shall be referred to herein, as the “Final Net Non-Cash Working Capital”, the “Final Closing Date Cash”, the “Final Transaction Expenses” and the “Final Indebtedness”.

(vii) The Target Group, prior to Closing, shall be responsible for the costs and expenses incurred in connection with the preparation of the Estimated Closing Working Capital Balance Sheet, Estimated Closing Date Cash, Estimated Net Non-Cash Working Capital, Estimated Transaction Expenses and Estimated Indebtedness (such costs and expenses may be included in the Transaction Expenses). The Purchaser and/or Target Group, following the Closing, shall be responsible for the costs and expenses incurred in connection with the preparation of the Draft Closing Statements. The Sellers’ Representative and the Purchaser shall each bear, and be responsible for, the costs and expenses incurred by each of them (including any fees and expenses of their respective accounting firms) in connection with negotiation of disputed items in the Draft Closing Statements. If the Independent Accountant is engaged, the fees, expenses and disbursements of the Independent Accountant shall be allocated between (and paid by) the Sellers and the Purchaser in inverse proportion to the degree to which the position of the Sellers and the position of the Purchaser as to the amount of the Draft Closing Statements has been confirmed by the Independent Accountant, which proportionate allocation of fees, expenses and disbursements shall be determined by the Independent Accountant and set forth in the written determination of the Independent Accountant of the amount of the Closing Date. Notwithstanding the foregoing, the Sellers, on the one hand, and the Purchaser, on the other hand, each agree to pay 50% of all fees, expenses, etc. to the Independent Accountant until such time as the ultimate allocation is determined, such that the Independent Accountant will be permitted to invoice 50% of its retainer, fees, and expenses directly to each Party. Once the ultimate allocation is determined the Sellers or the Purchaser, as the case may be, shall pay to the other a “make whole” payment in an amount commensurate with the ultimate allocation.

(b) Adjustment of Purchase Price. Within five Business Days after the calculation of the Final Purchase Price becomes final and binding on, and non-appealable by, the Parties pursuant to Section 2.6, Purchaser or Seller Parties, as the case may be, shall make the following payment:

(i) If the Final Purchase Price is greater than the Estimated Purchase Price (the amount of such different being the “Excess Amount”), then (A) the Purchaser shall pay to Sellers’ Representative (on behalf of Seller Parties) the Excess Amount by wire transfer of immediately available funds to the account specified in writing by Sellers’ Representative, and (B) the Purchaser and Sellers’ Representative shall instruct the Escrow Agent to release the entire amount of the Purchase Price Adjustment Escrow Amount to Sellers’ Representative (on behalf of Seller Parties).

(ii) If the Final Purchase Price is less than the Estimated Purchase Price, (the amount of such different being the “Deficit Amount”), then the Purchaser and Sellers’ Representative shall instruct the Escrow Agent to release the Deficit Amount to the Purchaser, and (A) if the Deficit Amount is less than the Purchase Price Adjustment Escrow Amount, to release the remaining balance of the Purchase Price Adjustment Escrow Amount, if any, to Sellers’ Representative (on behalf of Seller Parties), or (B) if the Deficit Amount is greater than the Purchase Price Adjustment Escrow Amount, then Seller Parties, jointly and severally, shall, at the Purchaser’s option (and in its sole discretion), either (1) pay or cause to be paid to the Purchaser such difference between the Deficit Amount and the Purchase Price Adjustment Escrow Amount, in each case, by wire transfer of immediately available funds to the account(s) and in the amounts specified in writing by the Purchaser, or (2) direct the Escrow Agent to immediately release to the Purchaser from the Indemnification Escrow Amount an amount equal to the amount of such difference, in which case Seller Parties, jointly and severally, promptly shall replenish the Indemnification Escrow Amount with such amount. If a Seller Party fails to make such required direct payment promptly after receipt of written notice from the Purchaser, then the Purchaser will have the right (but not the obligation) to set off such unpaid portion of the Deficit Amount. Any Excess Amount or Deficit Amount will be allocated between the Target Group based on the Target Group Member that generated such Excess Amount or Deficit Amount.

(iii) The “Final Purchase Price”, determined in accordance with this Section 2.6, shall be calculated as (A) the Base Price, plus (B) the Final Closing Date Cash, less (C) the Final Net Non-Cash Working Capital Deficit, plus (D) the Final Net Non-Cash Working Capital Surplus, less (E) the Final Transaction Expenses, less (F ) the Final Indebtedness (as may be further adjusted pursuant to Section 6.4(h)).

(iv) Notwithstanding the foregoing, the Working Capital Collar Amount principals of Section 2.5(c) shall apply after the determination of Final Net Non-Cash Working Capital; provided, however, that if (A) an Estimated Net Non-Cash Working Capital Deficit or Estimated Net Non-Cash Working Capital Surplus adjustment was made at Closing, but (B) the determination of Final Net Non-Cash Working Capital is within the Working Capital Collar Amount relative to the Working Capital Target, then the Party that received the benefit of such deficit or surplus adjustment at Closing shall refund the amount of such adjustment to the other Party.

(c) Withholding Rights. Each of the Purchaser, the Target Group, and their respective Affiliates, and the Escrow Agent, shall, after providing written notice to the Sellers’ Representative, be entitled to deduct and withhold from amounts otherwise payable in connection with this Agreement, such amounts as it is required to deduct and withhold under any provision of applicable Tax Law or applicable governmental administrative practice or policy. To the extent amounts are so withheld, such withheld amounts will be treated for all purposes as having been paid to the Person in respect of whom such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES RELATING TO THE SELLER PARTIES

Each Seller Party represents and warrants, jointly and severally, to the Purchaser, that as of the Effective Date, the statements set forth in this Article III are true and correct, as follows:

3.1 Authority, Due Execution and Binding Effect. Such Seller Party has the requisite power and authority and full legal capacity to execute and deliver this Agreement and each Ancillary Agreement to which such Seller Party will be a party, to consummate the Transaction, and to perform such Seller Party’s obligations under this Agreement and the Ancillary Agreements. This Agreement has been duly and validly executed and delivered by such Seller Party. Assuming the due authorization, execution and delivery by the other Parties (other than the Target Group) hereto, this Agreement shall constitute, upon such execution and delivery hereof, the valid and binding obligation of such Seller Party, enforceable against such Seller Party in accordance with its terms, except as enforcement may be limited by the Enforceability Exceptions. Each Ancillary Agreement to which such Seller Party is a party has been duly executed and delivered by such Seller Party and, assuming that such Ancillary Agreement constitutes a valid and binding obligation of the other parties thereto, constitutes a valid and binding obligation of such Seller Party, enforceable against such Seller Party in accordance with its terms, except to the extent that the enforceability thereof may be limited by the Enforceability Exceptions.

3.2 No Violation; Consents and Approvals; No Conflict. Except as set forth on Schedule 3.2, the execution and delivery by such Seller Party of this Agreement and each Ancillary Agreement to which such is a party does not, and the consummation of the Transaction and compliance with the terms hereof and thereof will not, directly or indirectly (a) violate, conflict with, or result in (with or without notice or lapse of time) a violation or breach of any Law, Governmental Authorization or Order to which such Seller Party may be subject; (b) if such Seller Party is not a natural person, violate, conflict with or result in the breach of any provision of the Organizational Documents of such Seller Party; or (c) conflict in any respect with, result in a breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any Consent under, give to others any right of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Lien (other than a Permitted Lien) pursuant to any Contract to which such Seller Party is a party or by which any of such Seller Party’s assets or properties are bound or affected, in each case which could reasonably be expected, individually or in the aggregate, to prevent or materially impair such Seller Party’s ability to perform such Seller Party’s obligations hereunder and thereunder and to consummate the Transaction. No Governmental Authorization of any Governmental Authority, or any other Consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Governmental Authority is required to be obtained or made by or with respect to such Seller Party in connection with the consummation of the Transaction.

3.3 Ownership; No Liens. Prior to the Pre-Closing Reorganization, such Seller owned, beneficially and of record, the Equity Interests of the Target Group Members as set forth on Schedule 3.3, and such Equity Interests constituted all of the Equity Interests in the Target Group Members owned by such Seller. As of immediately after the Pre-Closing Reorganization, (a) such Seller owns, beneficially and of record, the Equity Interests of the Selling Holding Companies as set forth on Schedule 3.3, and such Equity Interests constitute all of the Equity Interests in the Selling Holding Companies owned by such Seller, and (b) such Selling Holding Company, owns, beneficially and of record, the Equity Interests of the Target Group Members as set forth on Schedule 3.3, and such Equity Interests constitute all of the Equity Interests in the Target Group Members owned by such Selling Holding Company. Such Selling Holding Company’s Equity Interests are duly authorized, validly issued, fully paid and non-assessable and are owned directly by such Selling Holding Company free and clear of any Liens (other than restrictions on transfer arising under the Securities Act or any applicable state, provincial or federal securities Law (but not restrictions on transfer arising under principles of common law as applied to contracts or agreements)) and such Selling Holding Company has good, valid and marketable title to such Equity Interests. Except as set forth on Schedule 3.3, such Seller Party is not a party to or bound by any stockholder agreements, shareholder agreements, voting trusts, proxies or other agreements or understandings, including any rights, warrants, put, call, subscription, option, buy-sell or other agreements or commitments with respect to any Equity Interests in a Target Group Member, including with respect to the issuance, sale, redemption, acquisition, disposition, transfer, pledge, or voting thereof. The delivery to the Purchaser of the Purchased Interests by the Selling Holding Companies hereunder will transfer to the Purchaser valid title to and complete legal and beneficial ownership of all of the Equity Interests of the Target Group, free and clear of any Liens (other than restrictions on transfer arising under applicable securities Laws).

3.4 Litigation. There are no pending Actions by or against such Seller Party, and to such Knowledge of the Sellers there are no threatened Actions against such Seller Party before any Governmental Authority, in each case that affect such Selling Holding Company’s Equity Interests in the Target Group Members, any of the assets of the Business, or which could reasonably be expected to be materially adverse to the ability of such Seller to consummate the Transaction. There are no outstanding Orders against such Seller Party or any of its Affiliates which would reasonably be expected to prohibit, make illegal, enjoin or restrain the Transaction.

3.5 Brokers. Except for Livingstone Partners LLC (the fees and expenses of which constitute Transaction Expenses), no broker, finder or agent is entitled to any brokerage fees, finder’s fees or commissions in connection with this Agreement or the Transaction based upon agreement, arrangement or understanding made by or on behalf of such Seller Party.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES RELATING TO THE TARGET GROUP

Each Seller Party represents and warrants, jointly and severally, to the Purchaser, that as of the Effective Date, the statements set forth in this Article IV are true and correct, as follows:

4.1 Incorporation, Organization and Qualification; Authority, Due Execution and Binding Effect.

(a) Each Target Group Member is duly incorporated or organized, as the case may be, validly existing and in good standing under the Laws of such Target Group Member’s jurisdiction of incorporation or organization, as set forth on Schedule 4.1(a), and has all requisite company power and authority to own, lease and operate its assets and properties and to conduct its business as presently being conducted. Complete and correct copies of the Organizational Documents of each Target Group Member, in each case, as presently in effect have been made available to the Purchaser. Schedule 4.1(a) sets forth for each Target Group Member, prior to the Pre-Closing Reorganization and as of immediately following the Pre-Closing Reorganization, (i) its name and jurisdiction of incorporation or organization; (ii) the number of authorized, issued and outstanding Equity Interests of such Target Group Member and the identity of the record and beneficial owner of the issued and outstanding Equity Interests of such Target Group Member; (iii) a list of the current officers and directors or managers of each Target Group Member that is a corporation and, for each Target Group Member which is not a corporation, a list of the individuals holding positions of authority with respect to such Target Group Member which is substantially equivalent to the authority of officers and directors of a corporation together with the titles held by such individuals; and (iv) each jurisdiction in which the Target Group Member is qualified to do business as a foreign corporation or entity. Except for the Equity Interests of each Target Group Member which are identified in Schedule 4.1(a), there are no Equity Interests which are issued and outstanding with respect to any Target Group Member. All of the Equity Interests of each Target Group Member which are identified in Schedule 4.1(a) as being issued and outstanding have been duly authorized and validly issued and are fully paid and non-assessable and all of such Equity Interests are legally and beneficially owned by the individual or entity identified in Schedule 4.1(a), free and clear of all Liens (other than restrictions on transfer arising under applicable securities Laws). Each Target Group Member is duly authorized to conduct business in, and is in good standing under the laws of, each jurisdiction in which such qualification is required. Except for the subsidiaries set forth in Schedule 4.1(a), none of the Target Group Members owns or has any right to acquire, directly or indirectly, any Equity Interests in any Person.

(b) The execution, delivery and performance of the Ancillary Agreements by the Target Group Members to which it is a party and the consummation of the Transaction have been duly and validly authorized by all necessary action and no other action on the part of any Target Group Member or its equityholders is necessary to authorize the execution, delivery and performance of the Ancillary Agreements to which it is a party, or the consummation of the Transaction. Each Ancillary Agreement has been duly and validly executed and delivered by the applicable Target Group Member and, assuming that such Ancillary Agreement constitutes a valid and binding obligation of the other parties thereto, each Ancillary Agreement constitutes a legal, valid and binding obligation of the applicable such Target Group Member, enforceable against such Target Group Member in accordance with its terms, except to the extent that the enforceability thereof may be limited by the Enforceability Exceptions.

4.2 No Violation; Consents and Approvals; No Conflict. Except as set forth on Schedule 4.2, the execution, delivery and performance of this Agreement and each Ancillary Agreement by each Target Group Member which is a party hereto or thereto does not, and the consummation of the Transaction and compliance with the terms hereof and thereof will not, directly or indirectly (a) violate, conflict with, or result in (with or without notice or lapse of time) a violation or breach of any Law, Governmental Authorization or Order to which any Target Group Member may be subject; (b) violate, conflict with or result in the breach of any provision of the Organizational Documents of any Target Group Member; (c) conflict in any respect with, result in a breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any Consent under, or give to others any right of termination, amendment, acceleration, suspension, revocation or cancellation of any Contract, or (d) result in the creation of any Lien (other than a Permitted Lien). Except as set forth on Schedule 4.2, no Governmental Authorization of any Governmental Authority, or any other Consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Governmental Authority is required to be obtained or made by or with respect to the Target Group in connection with the consummation of the Transaction.

4.3 Company Financial Statements.

(a) Schedule 4.3 sets forth complete and correct copies of the Company Financial Statements. Except as set forth in the notes thereto or on Schedule 4.3, the Company Financial Statements are correct and complete and have been prepared consistent with the books and records of the Target Group and have been prepared in accordance with GAAP, on a consistent basis throughout the periods covered, subject to, in the case of the Latest Financials, the absence of notes and to usual year-end adjustments, the effect of which will not, individually or in the aggregate, be material. The Company Financial Statements fairly present in all material respects the financial condition and results of operations of the Business or the Target Group, as applicable, as of the respective date thereof.

(b) The Target Group maintains a system of internal accounting controls, internal controls over financial reporting and disclosure controls and procedures adequate to ensure (i) that books, records and accounts accurately and fairly reflect, in reasonable detail, the transactions and dispositions of the Target Group’s assets, (ii) that the integrity of their financial statements is maintained and (iii) that access to assets is permitted only in accordance with management’s general or specific authorizations. No Target Group Member or any independent auditor of any Target Group Member has identified or been made aware of (A) any significant deficiency or material weakness in the internal accounting controls utilized by the Target Group, (B) any fraud, whether or not material, that involves the Target Group’s management or any other current or former employee, consultant, contractor or director of the Target Group who has a role in the preparation of financial statements or the internal accounting controls utilized by the Target Group, or (C) any claim or allegation regarding any of the foregoing.

(c) None of the Liabilities of the Target Group are guaranteed by or subject to a similar contingent obligation of any other Person. The Target Group has not guaranteed or become subject to a similar contingent obligation in respect of the Liabilities of any other Person. Except as set forth on

Schedule 4.3(c), there are no outstanding letters of credit, surety bonds or similar instruments of the Target Group or any Affiliates of the Target Group in connection with or relating to the business, properties or assets of the Target Group.

(d) The Target Group has no accounts payable or accrued Liabilities, except as included in the determination of the Final Purchase Price. The Target Group has no Indebtedness and has not made any applications that will result in the creation of any Indebtedness or made any requests for assistance or loans from any Governmental Authority.

(e) For purposes of this Section 4.3, any reference to the Company Financial Statements shall specifically exclude any financial information related to the activities of Budco.

4.4 No Undisclosed Liabilities. Except Liabilities that are (a) reflected, accrued or reserved against in the Company Financial Statements (including the notes thereto) or the Estimated Closing Working Capital Balance Sheet, (b) disclosed in Schedule 4.4(b), (c) incurred in connection with the Transaction or otherwise contemplated by this Agreement or the Ancillary Agreements, (d) the Transaction Expenses, or (e) incurred in the ordinary course of business and consistent with its past practice after the date of the Latest Financials (none of which relates to a breach of Contract, breach of warranty, tort, infringement or violation of Law or Order or would, alone or in the aggregate, be materially adverse to the operations, assets, liabilities, financial condition, operating results or cash flows of the Target Group), the Target Group does not have any Liabilities of any nature whatsoever (direct or indirect, matured or unmatured, absolute, accrued, contingent or otherwise), whether or not required by GAAP to be provided or reserved against on a balance sheet.

4.5 Absence of Certain Changes or Events. Except as set forth on Schedule 4.5, since December 31, 2023, (a) there has been no event, change, circumstance, effect or state of facts that, individually or in the aggregate with other events, changes, circumstances, effects or states of facts, has had a Company Material Adverse Effect, (b) the Target Group has operated the Business in all material respects in the ordinary course of business consistent with past practices, and (c) neither the Seller Parties nor any Target Group Member has:

(a) authorized the issuance, delivery or sale of (i) any part of the Purchased Interests; (ii) any securities convertible into, or exchangeable or exercisable for, the Purchased Interests; or (iii) any rights, warrants, calls, subscriptions or options to acquire the Purchased Interests;

(b) declared, accrued, set aside, made or paid any dividend or other distribution in respect of the Equity Interests in, any Target Group Member, except for (i) dividends or distributions of Cash; (ii) regular tax dividends or distributions, or (iii) dividends or distributions between any of the Target Group Members;

(c) transferred, issued, sold, pledged, encumbered or disposed of any Equity Interests in, any Target Group Member, or securities convertible into or exchangeable or exercisable for any such interests, or granted options, warrants, calls, subscriptions or other rights to purchase or otherwise acquire shares of the Equity Interests in, any Target Group Member;

(d) redeemed, purchased, retired or otherwise acquired any outstanding Equity Interests in, any Target Group Member;

(e) effected any recapitalization, reclassification, stock or share split, combination or like change in the capitalization of any Target Group Member, or amended the terms of any Equity Interests in, any Target Group Member;

(f) amended the Organizational Documents of any Target Group Member;

(g) other than as required by Law or by an Employee Plan in effect as of the date of this Agreement or at the time of such action (A) increased the salary or other compensation of any Employees, except for normal increases in the ordinary course of business consistent with past practices, (B) granted any bonus, benefit or other direct or indirect compensation to any Employee, (C) increased the coverage or benefits available under any (or create any new) severance pay, termination pay, vacation pay, company awards, salary continuation for disability, sick leave, deferred compensation, bonus or other incentive compensation, insurance, pension or other Employee Plan or arrangement made to, for, or with any Employee or otherwise modified, amended or terminated any such plan or arrangement, or (D) entered into any employment, deferred compensation, severance, special pay, consulting, non-competition or similar agreement or arrangement with any Employee or amended any such agreement to which any Target Group Member is a party;

(h) subjected to any Lien or otherwise encumbered or, except for Permitted Liens, permitted, allowed or suffered to be encumbered by any Lien or otherwise, any of the properties or assets (whether tangible or intangible) of a Target Group Member;

(i) acquired any material properties or assets or sold, assigned, sublicensed, covenanted not to assert, abandoned, allowed to lapse, transferred, conveyed, leased or otherwise disposed of any of the properties or assets of, or used by, any Target Group Member, other than sales in the ordinary course of business consistent with past practice;

(j) entered into or agreed to enter into any merger or consolidation with any corporation or other entity, or invested in, made a loan, advanced or contributed capital to, or otherwise acquired the securities of any other Person;

(k) adopted any plan of complete or partial liquidation or dissolution, or entered into any restructuring or reorganization;

(l) canceled or compromised any material debt or material claim or waived or released any material right of a Target Group Member;

(m) made any loans, advances or capital contributions to Employees, except advances for travel and other normal business expenses in the ordinary course of business;

(n) except as may have been required as a result of a change in Law or to conform with a GAAP principle, changed any of the accounting methods, principles or practices used by it or changed its Tax reporting principles, methods or policies;

(o) (i) made, changed or revoked any Tax election or designation, amended any Tax Return, settled or compromised any Tax claim (including claim for any Tax abatement, reduction, deduction, exemption, credit or refund) or liability or entered into a settlement or compromise with respect to Taxes, or changed (or made a request to any Governmental Authority to change) any aspect of its method of accounting for Tax purposes, (ii) prepared or filed any Tax Return (or any amendment thereof) in a manner inconsistent with past practice unless otherwise required by Law or (iii) entered into any Tax allocation, sharing or indemnity agreement or closing agreement related to Taxes;

(p) entered into any Contract that by its terms restrains, restricts, limits or impedes the ability of any Target Group Member to compete or conduct any business or line of business in any geographic area or solicit the employment of any Person;

(q) terminated, amended, restated, supplemented or waived any rights under any Material Contract, Lease, personal property lease, intellectual property license, or Permit;

(r) settled or compromised any pending or threatened Action;

(s) canceled, reduced or failed to maintain any Insurance Policy;

(t) failed to pay any required maintenance or other similar fees or otherwise failed to make required filings or payments required to maintain and further prosecute any applications for registration of owned Company Intellectual Property;

(u) changed or modified any Target Group Member’s credit, collection, or payment policies, procedures or practices, including acceleration of collections or receivables (whether or not past due) or failed to pay or delayed payment of payables or other liabilities;

(v) made (or committed to make) capital expenditures in an amount which exceeds $50,000 for any item or $100,000 in the aggregate;

(w) incurred any Liabilities, except (i) Liabilities incurred in the ordinary course of business, consistent with past practice, and (ii) Liabilities incurred in connection with or as a result of this Agreement and the transactions contemplated hereby;

(x) suffered any casualty, damage, destruction or loss, or any material interruption in use, of any material assets or property (whether or not covered by insurance), on account of fire, flood, riot, strike or other hazard or act of God;

(y) incurred any Indebtedness, guaranteed any Indebtedness, issued or sold any debt securities or guaranteed any debt securities of others, or otherwise borrowed any amount or incurred or became subject to any material liabilities (other than ordinary course borrowings entered into in the ordinary course of business consistent with past practices); or

(z) entered into any agreement to take any of the foregoing actions.

4.6 Litigation. Except as set forth in Schedule 4.6: (a) during the five year period ending on the Closing Date, there have not been any (i) pending or, to the Knowledge of the Sellers, threatened Actions against any Target Group Member or any of their respective directors, officers, shareholders, members or with respect to or affecting the Target Group’s operations, business or financial condition or prospects or related to the consummation of the transaction contemplated by this Agreement, or (ii) Orders outstanding against any Target Group Member; and (b) no Target Group Member has initiated, or has a present intent to initiate, any Action.

4.7 Compliance with Laws. Except as set forth in Schedule 4.7, each Target Group Member is, and has been in compliance in all material respects with all applicable Laws and all Orders of, and agreements with, any Governmental Authority and no Target Group Member or Seller Party, since January 1, 2019, has received a notice from any Governmental Authority alleging a violation of any such Laws and Orders. Except for customary or routine inspections by Governmental Authorities, no investigation or review by any Governmental Authority with respect to the Target Group is underway or threatened, nor has any Governmental Authority indicated to the Target Group in writing an intention to conduct the same. Neither the Target Group, nor, to the Knowledge of the Sellers, any of its respective Affiliates or Representatives (nor any Person acting on behalf of any of the foregoing) has at any time since January 1, 2019, directly, or indirectly through a third-party intermediary, corruptly paid, offered, given, promised to pay, or authorized the payment of any money or anything of value (including any gift, sample, travel, meal and lodging expense, entertainment, service, equipment, debt forgiveness, employment, donation, grant or other thing of value, however characterized) to (i) any officer, agent or employee of a Governmental Authority, (ii) any Person acting for or on behalf of any Governmental Authority, (iii) a director, officer, employee or agent of a wholly or partially government-owned or -controlled company or business, (iv) any political party or official thereof, (v) any candidate for political office, (vi) any relative of the above-described Persons or (vii) any other Person at the suggestion, request, direction or for the benefit of any of the above-described Persons, in each case intending to improperly obtain or retain business, or an advantage in the conduct of business, for the Target Group.

4.8 Permits.

(a) Schedule 4.8(a) sets forth, for each Target Group Member, a true, correct and complete list of each approval, authorization, certificate, Consent, license, order and permit or other similar authorization of all Governmental Authorities necessary to be obtained, maintained or held by each Target Group Member for the lawful operation of the Business (hereinafter referred to as “Permits”). Each Target Group Member currently has and at all times prior to the Closing Date has had all Permits in full force and effect required for the lawful conduct of the Business. Each Permit is valid, binding and in full force and effect and no Target Group Member is in default (or with the giving of notice or lapse of time or both, would be in default) under any Permit. All fees and charges with respect to the Permits or the notices, applications renewals, requests or amendments have been fully paid as of the Closing Date.

(b) The Permits listed on Schedule 4.8(a) collectively constitute all of the Permits necessary for the lawful operation of the Business as currently conducted, and necessary for the lawful ownership and use of the Target Group’s properties and assets. No Action to modify, suspend, revoke, withdraw, terminate, adversely modify or otherwise limit any Permits is pending or, to the Knowledge of the Sellers, threatened, and the Seller Parties do not know of any valid basis for any such Action, including the transactions contemplated hereby. The Target Group is not in default under or violation of and, to the Knowledge of the Sellers, no event has occurred which, with notice or the lapse of time or both, would constitute a default under or violation of any term, condition or provision of any Permit to which it is a party, to which its business is subject or by which its properties or assets are bound, and to the Knowledge of the Sellers there are no facts or circumstances which could form the basis for any such default or violation.

4.9 Environmental Matters. Each Target Group Member is now, and at all times prior to the Closing Date has been, in material compliance with the requirements of all applicable Environmental Laws and has no Liability thereunder or in connection therewith. The Seller Parties have provided to the Purchaser true, accurate and complete copies of all environmental audits, reports, Orders arising under Environmental Laws, documents and pleadings related to any environmental claim and other material environmental documents relating to the Target Group that the Seller Parties or the Target Group possess or have access to. Each Target Group Member possesses all Permits and other approvals from any Governmental Authority that are required pursuant to Environmental Law in order for the Target Group to own their assets and to conduct the Business as presently conducted (“Environmental Permits”), and all such Environmental Permits are valid and in full force and effect and are not subject to any administrative or legal Action by any Governmental Authority. No notice, citation, inquiry or complaint has been received by the Target Group or the Seller Parties since January 1, 2019 of any alleged violation of or Liability (or potential Liability) under any Environmental Law and there are no facts or circumstances which could be the basis for such a notice, citation, inquiry or complaint. There has been no use, storage, treatment, generation, transportation or Release of any Hazardous Materials at the Leased Real Property or by the Target Group or the Target Group’s predecessors in interest, or by any other Person, for which the Target Group are or may be held responsible or liable, or which could give rise to any Liability, under any Environmental Law.

There are no administrative, regulatory, or judicial actions, suits, claims, Liens, investigations, Orders, or other Action pending or, to the Knowledge of the Sellers, threatened against the Target Group arising under Environmental Law or relating to Hazardous Materials.

4.10 Material Contracts.

(a) For purposes hereof, the term “Material Contracts” shall mean all Contracts or groups of related Contracts to which a Target Group Member is a party or by which a Target Group Member or any of its respective assets are bound:

(i) with the same party for the sale of products or services under which the undelivered balance of such products or services has a sales price in excess of $250,000 payable in any 12 month period;

(ii) with the same party for the purchase of products or services under which the undelivered balance of such products or services has a purchase price in excess of $250,000 payable in any 12 month period;

(iii) relating to capital expenditures with respect to the Target Group and involving future payments that will exceed $100,000 in any 12 month period;

(iv) regarding acquisitions or dispositions of a portion of the business or assets of the Target Group;

(v) Contracts not terminable by the Target Group Members upon ninety days or less notice without penalty;

(vi) that are employment agreements, severance agreements, employee termination agreements, indemnification agreements, or other agreements with any current or former officer, director, or employee of a Target Group Member;

(vii) with any officer or director of a Target Group Member (other than for employment on customary terms);

(viii) that are change of control, severance or similar agreements or arrangements with any current or former director, officer, Employee or individual consultant;

(ix) relating to the borrowing of money or the guaranteeing or securing of any obligation for borrowed money or loaned money, or any note, bond, indenture, mortgage, installment obligation or other evidence of Indebtedness or any guarantee of such Indebtedness;

(x) relating to leases, licenses, installment or conditional sale agreements, and other contracts affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any personal property of the Target Group;

(xi) that are guaranties, suretyships or other contingent agreements, or Contracts relating to, or evidence of, or providing security for, Liabilities (whether incurred, assumed, guaranteed or secured by any asset of a Target Group Member) of any Person;

(xii) relating to the acquisition (by merger, purchase of stock, shares, or assets, or otherwise) of substantially all the assets or any Equity Interests of any business enterprise pursuant to which a Target Group Member has any unmet obligations;

(xiii) relating to any joint venture, strategic alliance, or partnership agreements or other agreements involving the sharing of profits;

(xiv) that contain any covenant limiting the ability of or prohibiting the Target Group from freely engaging in any business in any specified geographical area, from soliciting customers or from hiring any Person;

(xv) contains any “non-competition,” “non-solicitation,” exclusive dealing or “no-hire” provision that restricts any Target Group Member;

(xvi) is a collective bargaining agreement or other agreement with any labor union or employee representative group;

(xvii) in which any IP Rights are licensed or otherwise transferred by or to the Target Group, other than generally available, off-the-shelf software license and support/maintenance agreements commercially available on standard terms for no more than $200,000 annually or in the aggregate;

(xviii) that relate to the engagement by any Target Group Member of the services of any independent contractor or consultant and provide for payment to any such independent contractor or consultant of an amount in excess of $200,000;

(xix) is a Government Contract or involves a Government Bid;

(xx) is a release, resolution or settlement agreement with respect to any pending or threatened Action entered into within five (5) years prior to the Closing Date;

(xxi) is a Contract or a group of related Contracts under which payment has already been received by any Target Group Member (whether in whole or in part) as of the Effective Date but which requires that such Target Group Member perform services or deliver products after the Closing Date, directly relating to those payments received;

(xxii) written warranty, guaranty or other similar undertaking with respect to contractual performance extended by any Target Group Member other than in the ordinary course of business;

(xxiii) provides for ongoing indemnification obligations, other than in respect of the performance of any Target Group Member’s obligations under Contracts or other arrangements to which any Target Group Member is a party for goods or services furnished by or to it;

(xxiv) requires ongoing payment of royalties or periodic fees by any Target Group Member;

(xxv) under which a Target Group Member is subject to any obligation or requirement to make any investment (in the form of a loan or capital contribution) in any Person;

(xxvi) stockholders’, shareholders’ or other agreements governing the voting or transfer of the Purchased Interests or the approval of or restrictions on material transactions; and

(xxvii) that contain any capped pricing, “most favored nation” pricing or similar pricing terms or provisions regarding minimum volumes, volume discount, rebates or refunds or other similar items.

(b) Schedule 4.10 sets forth a complete list of all Material Contracts. Access to true and complete copies of each Material Contract has been made available to the Purchaser. Each of the Material Contracts is in full force and effect and is a legal, valid and binding obligation of a Target Group Member, and to the Knowledge of the Sellers, each other party thereto, enforceable against the relevant Target Group Member and, to the Knowledge of the Sellers, each such other party thereto, in accordance with its terms, subject to the Enforceability Exceptions. Neither the applicable Target Group Member nor, to the Knowledge of the Sellers, any other party to such Material Contract has exercised any termination rights or, in the case of the other party, indicated to Target Group Member or Seller Parties in writing, or to the Knowledge of the Sellers orally, such party’s intent to terminate such Material Contract, in each case other than termination at the end of such Material Contract’s term in accordance with its terms. Neither the applicable Target Group Member nor, to the Knowledge of the Sellers, any other party to such Material Contract is in breach or default under such Material Contract and no event has occurred or circumstance exists that (with or without notice, lapse of time or both) would constitute a breach or default by such Target Group Member or, to the Knowledge of the Sellers, by any such other party, or give rise to any right of revocation, withdrawal, suspension, acceleration, cancellation, termination, repudiation, modification, imposition of additional obligations or loss of rights under, result in any payment becoming due under, result in the imposition of any Liens on any of the Purchased Interests or any of the properties or assets of any Target Group Member under, or otherwise give rise to any right on the part of any Person to exercise any remedy or obtain any relief under, such Material Contract, nor has any Target Group Member given or received notice or other communication alleging the same. No Material Contract is under negotiation, no written demand for any renegotiation of any Material Contract has been made, no party to any such Material Contract has repudiated any portion of such Material Contract and to the Knowledge of the Sellers, no party to such Material Contract does not intend to renew it at the end of its current term.

4.11 Intellectual Property.

(a) Schedule 4.11(a)(1) sets forth an accurate and complete list of each of the following Company Intellectual Property owned (or purported to be owned) or filed by or on behalf of each Target Group Member: (i) all issued Patents and pending Patent applications; (ii) all Trademark registrations and pending Trademark applications; (iii) all domain name registrations, (iv) all unregistered Trademarks; and (v) all copyright registrations and pending applications. Schedule 4.11(a)(2) sets forth an accurate and complete list of all Licensed Intellectual Property. All such Company Intellectual Property is valid, enforceable and subsisting. Except as set forth on Schedule 4.11(a)(3), a Target Group Member solely and exclusively owns all rights, title or interest in, or has valid and continuing rights to use, all Company Intellectual Property and Licensed Intellectual Property listed on Schedule 4.11(a)(1) and 4.11(a)(2) free and clear of all Liens.

(b) The Target Group Members have timely paid all renewal and maintenance filings and fees in respect of the Target Group’s registered Company Intellectual Property that are due (if applicable) with the applicable Governmental Authority or registrar, and all registrations therefor are in full force. The Target Group Members either (i) are the sole and exclusive owner of all right, title and interest, free and clear of Liens, or (ii) have a valid and enforceable right to use all of the Company Intellectual Property used or held for use by the Target Group Members for the operation of the Business. To the extent any Company Intellectual Property is currently owned by any Seller Party, such Company Intellectual Property will be transferred to a Target Group Member on or before the Closing Date.

(c) No claim or Action is pending or, to the Knowledge of the Sellers, threatened, against a Target Group Member, (i) challenging the ownership, enforceability, validity or use by the Target Group of any Company Intellectual Property owned (or purported to be owned) by the Target Group or any Licensed Intellectual Property, or (ii) alleging that the Target Group or any Company Software or product (in each case, owned or used by a Target Group Member) or the use thereof, is (or without a license may be) infringing, misappropriating or otherwise violating the IP Rights of any Person.

(d) Except as set forth on Schedule 4.11(d): (i) the conduct and operations of the Business, and its products and services have not infringed, misappropriated or otherwise violated and do not infringe, misappropriate or otherwise violate the IP Rights of any other Person; and (ii), no Person has infringed, misappropriated or otherwise violated or is infringing, misappropriating or otherwise violating any Company Intellectual Property owned by the Target Group.

(e) The Target Group has taken Reasonable Efforts to maintain the confidentiality of and otherwise protect and enforce their rights in all of its proprietary and confidential information (including Trade Secrets) and enforce a policy requiring all employees, consultants and independent contractors to agree to preserve such proprietary and confidential information. All Employees and former employees who contributed to the discovery, creation or development of any of the Company Intellectual Property did so pursuant to an acknowledgement of its receipt of the employee handbook which sets forth a policy assigning all right, title and interest to such Company Intellectual Property arising therefrom to the Target Group, and waiver of any moral rights therein. No such Employee or former employee has any right, license, claim or interest (including moral rights) whatsoever in or with respect to any the Company Intellectual Property.

(f) Neither the execution, delivery nor performance of this Agreement or any of the Ancillary Agreements nor the consummation of any of the transactions contemplated by this Agreement or any such other agreement entered into in connection herewith or therewith will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare: (i) a loss of, or encumbrance on, any Company Intellectual Property; (ii) a breach of or default under, or right to terminate or suspend performance of, any Contract related to the Company Intellectual Property; or (iii) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Company Intellectual Property.

(g) The Target Group has not used Open Source Software in any manner that would or could, with respect to any Company Technology or any Company Intellectual Property (i) require its disclosure or distribution in source code form, (ii) require the licensing thereof for the purpose of making derivative works, (iii) impose any restriction on the consideration to be charged for the distribution thereof, (iv) create, or purport to create, obligations for the Target Group (including, after the Closing Date, the Purchaser or any of its Affiliates) with respect to any Company Intellectual Property owned by them or grant, or purport to grant, to any third party, any rights or immunities under any such Company Intellectual Property, or (v) impose any other material limitation, restriction, or condition on the right of the Target Group with respect to its use or distribution. With respect to any Open Source Software that is or has been used by the Target Group in any way, the Target Group is, and has at all times been, in material compliance with all applicable licenses with respect thereto.

(h) The Target Group has not, nor has any other Person acting on their behalf, disclosed, delivered or licensed to any Person, agreed to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any source code for any Software included in or related to any Company Technology or the Company Intellectual Property, except for disclosures to independent contractors under binding written agreements that prohibit use or disclosure except in the performance of services to the Target Group.

(i) A Target Group Member owns or has a valid right to access and use all computer systems, networks, hardware, Software, databases, websites, and equipment used to process, store, maintain and operate data, information, and functions used in connection with the Business (the “Company IT Systems”). The Company IT Systems (i) are adequate for, and operate and perform in all material respects as required in connection with, the operation of the Business as currently conducted, and (ii) do not, to the Knowledge of the Sellers, contain any viruses, worms, trojan horses, bugs, faults or other devices, errors, contaminants or effects that (A) materially disrupt or adversely affect the functionality of any Company IT Systems, except as disclosed in their documentation, or (B) enable or assist any Person to access without authorization any Company IT Systems.

4.12 Real Property.

(a) No Target Group Member owns or has owned any real property. The Target Group is not obligated or bound by any options, obligations or rights of first refusal to acquire any real property. Schedule 4.12(a) sets forth a true, complete and accurate list of the addresses of the Leased Real Property. The Leased Real Property is leased under legal, valid and binding agreements, enforceable in accordance with their respective terms (the “Leases”), which are set forth on Schedule 4.12(a). Seller Parties have provided to the Purchaser a true, accurate and complete copy of each such written Lease, and in the case of any oral Lease, a written summary of the material terms of such Lease.

(b) The Leases are in full force and effect, and the Target Group and Seller Parties have not received any notice of any pending or threatened condemnation Actions affecting the applicable Target Group Member’s use or occupancy of the Leased Real Property. The Target Group has a valid leasehold interest in the Leased Real Property free and clear of all Liens. No Target Group Member that is a party to a Lease is in default under the terms of such Lease nor has any such Target Group Member engaged in any action or failed to perform any obligation which, with or without notice or lapse of time or both, would constitute a default under the terms of any such Lease. None of the Leased Real Property is leased, subleased, licensed or otherwise assigned to a third Person. None of the Leased Real Property is vacant or unoccupied. There are no options, rights of first offer or rights of first refusal to purchase any of the Leased Real Property or any portion thereof or interest therein.

(c) The Leased Real Property: (i) is not subject to any leases or tenancies of any kind (except for the Lease to the applicable Target Group Member of the Leased Real Property); (ii) is used in a manner which is consistent with and permitted by applicable zoning ordinances and other Laws without special use approvals or permits and are not classified as a non-conforming use; (iii) is, and has been, since the date of use by the Target Group, in the peaceful possession of the Target Group; (iv) require no material work or improvements to bring it into compliance with any Law; and (v) is in good condition and repair (ordinary wear and tear excepted) and is sufficient for the continued conduct of the Business after the Closing in substantially the same manner as conducted immediately prior to the Closing. No material expenditures are required to be made by the Target Group for the repair, replacement or maintenance of any improvements on the Leased Real Property.

(d) Since January 1, 2019, there has been no damage or loss to the Leased Real Property, for which a Target Group Member has any obligations, by any fire or other casualty, any act of God or any hazard. Since January 1, 2023, the Target Group has not received any notice of proposed increases in real estate tax assessments for the Leased Real Property.

4.13 Employee Matters and Benefit Plans.

(a) Schedule 4.13(a) contains a correct and complete list of all “employee benefit plans” (as defined in Section 3(3) of ERISA) and all other employee benefit arrangements or payroll practices, whether written or unwritten, including, without limitation, all bonus, incentive, equity or equity-based compensation, profit-sharing, deferred profit-sharing, pension, stock purchase, deferred compensation, retirement, supplemental retirement, retirement income, retirement savings, savings, severance, termination, change in control, transaction or sale bonus, employee loan, tax gross-up, sick leave, vacation, vacation pay, salary continuation for disability, hospitalization, health, medical, dental, vision, disability, accidental death and dismemberment insurance, life insurance, tuition or scholarship plans, Code section 125 – cafeteria, legal, salary continuation, supplemental unemployment benefit, fringe benefit and other employee benefit plans, programs or arrangements, and all employment, consulting, retention, change in control or compensation agreements or arrangements, in each case, (i) sponsored, maintained by, contributed to or required to be contributed to by the Target Group or any of its Affiliates (collectively, the “Employee Plans”) for any current employee of the Target Group (the “Employees”) or (ii) with respect to which Target Group has or could reasonably be expected to have, in respect of any employee (former or current), officer, director or other service provider of Target Group (or any dependent thereof), any current or potential Liability (including, but not limited to, any indirect or successor Liability on account of any ERISA Affiliate).

(b) Except as set forth on Schedule 4.13(b), no Target Group Member or any of its Affiliates and any trade or business (whether or not incorporated) which is or has ever been under common control, or which is or has ever been treated as a single employer, with any of them (including, without limitation, under Section 414(b), (c), (m) or (o) of the Code (“ERISA Affiliate”)) has, in the last 6 years, maintained, sponsored, contributed to or has been obligated to contribute to (i) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA), subject to Title IV of ERISA or Section 412 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer plan” (as defined in Section 413(c) of the Code), (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (v) a (A) “registered pension plan” (as defined in Section 248(l) of the Tax Act) or pension plan subject to applicable pension standards legislation in Canada or any political subdivision thereof, including a “multi-employer pension plan” (as described in Section 1(3) of the Pension Benefits Act (Ontario), or other applicable pension standards legislation in Canada); or (B) “retirement compensation arrangement” as such term is defined in subsection 248(1) of the Tax Act, “employee life and health trust” as such term is defined in subsection 248(1) of the Tax Act or “health and welfare trust” within the meaning of the Canada Revenue Agency Income Tax Folio S2-F1-C1. No Target Group Member and any of its Affiliates or predecessors by merger or consolidation has ever been a party to any transaction intended to qualify under Section 355 of the Code. None of the Employee Plans provide for post-employment life or health insurance, benefits or coverage for any participant or any beneficiary of a participant, except as may be required under COBRA and at the expense of the participant or the participant’s beneficiary.

(c) No Target Group Member nor an ERISA Affiliate has been assessed withdrawal liability for a complete or partial withdrawal from a multiemployer plan (as defined above) and no events or circumstances exist that could reasonably be expected to result in such liability upon notice to the multiemployer plan or its trustees. Target Group or an ERISA Affiliate (i) has properly computed and timely remitted all contributions due to the multiemployer plan, (ii) has not been subject to any contingent liability under ERISA Section 4204 and has not engaged in any transactions to evade or avoid withdrawal liability, (iii) is not obligated to contribute to a multiemployer plan that is in endangered or critical status, (iv) has not been notified of any reorganization, insolvency, rehabilitation or improvement plan, or other event that increases contribution obligations to or would impose any excise tax in connection with a multiemployer plan, and (v) has no Knowledge of any PBGC proceedings involving a multiemployer plan.

(d) Prior to the Effective Date, true and complete copies of the following documents, with respect to each of the Employee Plans, have been made available or delivered to Purchaser, to the extent applicable: (i) any plans and all amendments thereto and any related trust documents and all amendments thereto; (ii) the most recent Form 5500 and all schedules thereto; (iii) the most recent actuarial report; (iv) for each Employee Plan intended to be qualified under Section 401(a) of the Code or registered pursuant to the Tax Act, the most recent determination or opinion letter regarding the qualification of such Employee Plan; (v) the most recent summary plan description; (vi) written communications to Employees relating to Employee Plans; (vii) written descriptions of all non-written agreements relating to Employee Plans, and (viii) most recent estimates of the amount of withdrawal liability under a multiemployer plan (as defined above), including any audits or third party analyses with respect to the status of such withdrawal liability, and a description of the contribution history and contribution units for each Target Group Member or ERISA Affiliate with obligations to contribute to or any Liability under a multiemployer plan.

(e) The Employee Plans have been established, maintained, operated and administered in all material respects, in accordance with their terms and with all applicable provisions of ERISA, the Code, the Tax Act and other applicable Laws, and neither the Target Group or any of its Affiliates, nor, to the Knowledge of the Sellers, any “party in interest” or “disqualified person” with respect to the Employee Plans has engaged in a non-exempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA. No Employee Plan provides health benefits that are not fully insured through an insurance Contract.

(f) The Employee Plans subject to Section 401(a) of the Code qualify thereunder and any trusts maintained pursuant thereto are exempt from federal income taxation under Section 501 of the Code, and to the Knowledge of the Sellers, nothing has occurred with respect to the Employee Plans which could cause the loss of such qualification or exemption or the imposition of any liability, penalty or tax under ERISA, the Code or the Tax Act.

(g) All contributions (including all employer contributions and employee salary reduction contributions) required to have been made under any of the Employee Plans or in connection therewith have been made by the due date thereof (including any valid extension), and all contributions for any period ending on or before the Closing Date which are not yet due will have been paid or accrued on or prior to the Closing Date.

(h) There are no pending or, to the Knowledge of the Sellers, threatened Actions, claims or lawsuits which have been asserted or instituted against or in connection with the Employee Plans, the assets of any of the trusts under such plans or the plan sponsor or the plan administrator, or against any fiduciary of the Employee Plans with respect to the operation of such plans (other than routine benefit claims).

(i) Except as set forth in Schedule 4.13(i), the execution and performance of this Agreement and the consummation of the Transaction shall not: (i) result in any payment becoming due to any Employee (including any change of control, retention, golden parachute, bonus or similar payment or any severance or other payment becoming due) or satisfy any prerequisite (whether exclusive or non-exclusive) to any payment or benefit to any Employee, (ii) increase any compensation or benefits under any Employee Plan, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefits under any Employee Plan or (iv) be a factor causing payments to be made by the Target Group to be non-deductible (in whole or in part) under Section 280G of the Code.

(j) Any individual who performs services for a Target Group Member or any of its Affiliates and who is not treated as an employee of such Target Group Member or any of its Affiliates for federal income tax purposes by such Target Group Member or any of its Affiliates is not an employee for such purposes, and will not have a claim for eligibility to participate in any Employee Plans if such individual is later reclassified as an employee of a Target Group. No Employee Plan is maintained through a human resources and benefits outsourcing entity, professional employer organization, or other similar vendor or provider, except to provide third-party administrative or recordkeeping services.

(k) Each of the Employee Plans that is a “nonqualified deferred compensation plan” (within the meaning of Code Section 409A(d)(1)) and is subject to the requirements of Code Section 409A is in compliance with Code Section 409A and all guidance issued by the Internal Revenue Service of the United States Department of Treasury applicable to nonqualified deferred compensation plans. None of the Employee Plans is a “salary deferral arrangement” as defined in Section 248(l) of the Tax Act.

(l) Each Employee Plan that constitutes minimum essential coverage as defined under Code Section 4980H meets the affordability and minimum value standards and has been offered to all full-time employees and their dependent children as required to avoid the excise taxes under Code Section 4980H, the Target Group has provided, or has caused to be provided, timely and complete IRS forms 1094-C and 1095-C to employees and the IRS in a manner consistent with the requirements of Code Sections 6055 and 6056, and Target Group has not, nor could reasonably be expected, to have any Liability for Taxes under Code Sections 4975 through 4980, 4980A through 4980I, 6055 or 6056.

4.14 Taxes. Except as set forth on Schedule 4.14:

(a) Prior to the Pre-Closing Reorganization, Parsec was a validly electing S corporation within the meaning of Code Section 1361(a)(1) for U.S. federal (and applicable state and local) Tax purposes. From the Parsec Pre-Closing Reorganization until the Parsec Conversion, Parsec was a qualified subchapter S subsidiary of Parsec Holdings under and pursuant to Section 1361(b)(3) of the Code for U.S. federal (and applicable state and local) Tax purposes, and since the Parsec Conversion, Parsec was an entity disregarded as separate from Parsec Holdings as described in Treasury Regulations Section 301.7701-3 for U.S. federal (and applicable state and local) Tax purposes.

(b) Prior to the Pre-Closing Reorganization, OB Leasing was a qualified subchapter S subsidiary of Budco under and pursuant to Section 1361(b)(3) of the Code for U.S. federal (and applicable state and local) Tax purposes, and since the OB Leasing Conversion, OB Leasing was an entity disregarded as separate from Budco as described in Treasury Regulations Section 301.7701-3 for U.S. federal (and applicable state and local) Tax purposes.

(c) Since September 24, 2024, Parsec Holdings was, and remains, a validly electing S corporation within the meaning of Code Section 1361(a)(1) for U.S. federal (and applicable state and local) Tax purposes.

(d) Each Target Group Member has timely filed all federal, state, provincial, local and foreign income Tax Returns and all other material Tax Returns that were required to be filed by it, taking into account any valid extensions of time to file such Tax Return. All such Tax Returns are true, correct and complete in all material respects. All Taxes shown as due by or on behalf of the Target Group on any Tax Return , and all installments and prepayments of Taxes as required by applicable Law whether or not shown due on any Tax Return, have been fully and timely paid or are not yet required to be paid.

(e) No Governmental Authority is asserting any deficiency or claim for any amount of additional Taxes against any Target Group Member.

(f) No federal, state, provincial, local or foreign audits or other administrative proceedings or court proceedings are pending as of the date of this Agreement with regard to any Taxes or

Tax Returns of any one or more of the Target Group Members, and no Target Group Member has received a written notice prior to the date of this Agreement of any actual or threatened audits or proceedings that have not been fully resolved and paid in full. To the Knowledge of the Sellers, no issue has been raised by a Governmental Authority in any prior examination of a Target Group Member which, by application of the same or similar principles, could reasonably be expected to result in a proposed deficiency for any subsequent taxable period, nor are any matters under discussion with a Governmental Authority related to Taxes of a Target Group Member.

(g) All material Taxes and other assessments and levies that a Target Group Member was or is required to withhold or collect have been withheld and collected and have been paid to the proper Governmental Authorities on a timely basis in accordance with applicable Law.

(h) Except for Permitted Liens, there are no Liens for Taxes upon the assets of the Target Group.

(i) No Target Group Member (i) is a party to any tax sharing, tax allocation or tax indemnity agreement, or (ii) is subject to any private letter ruling of the Internal Revenue Service or comparable rulings of any Governmental Authority.

(j) No Target Group Member has ever been a party to any “listed transaction” as defined in Section 1.6011-4(b)(2) of the Regulations nor has any Target Group Member participated in any “reportable transaction”, “confidential corporate tax shelter” or any “potentially abusive tax shelter” as defined in Section 1.6011-4(b) of the Regulations.

(k) Since December 31, 2023, no Target Group Member has incurred any material liability for Taxes other than in the ordinary course of business.

(l) No Target Group Member has waived any statute of limitations with respect to any Taxes or agreed to any extension of time with respect to examination of any Tax Return, any Tax assessment reassessment or deficiency.

(m) No Target Group Member is liable for the Taxes of any other Persons (i) under Section 1.1502-6 of the Regulations (or comparable provisions of state, local or foreign Law) or under Sections 159 or 160 of the Tax Act, (ii) as a transferee or successor or under any other applicable Law, (iii) by contract or indemnity, other than commercial agreements not primarily relating to Taxes, or (iv) as a party to any tax sharing, allocation, indemnity or similar agreement or arrangement (whether or not written) pursuant to which it will have any obligation to make any payments after Closing.

(n) Prior to the Effective Date, the Sellers have made available to Purchaser complete and true copies of all federal, state, provincial, local and foreign income Tax Returns of the Target Group relating to the 2021, 2022, and 2023 taxable periods, together with any related notices of assessment.

(o) No Target Group Member has received written notice of any claim made by a Governmental Authority in a jurisdiction where such Target Group Member does not file Tax Returns such that it is or may be subject to taxation by that jurisdiction or otherwise required to file such Tax Returns. No Target Group Member has a permanent establishment in any country other than the country of its organization, or to the Knowledge of the Sellers is subject to Tax in a jurisdiction outside the country of its organization.

(p) For purposes of this Section 4.13(a), any reference to a Target Group Member shall be deemed to include any Person that merged with or was liquidated or converted into such Target Group Member.

(q) No Target Group Member and any of its Affiliates or predecessors by merger or consolidation has ever been a party to any transaction intended to qualify under Section 355 of the Code.

(r) None of the assets of the Target Group are subject to the limitations on “amortizable Section 197 intangibles” described in Section 197(f)(9) of the Code or any similar comparable limitation under state, local or foreign Laws. Commencing with taxable periods or portions thereof at or immediately following the Closing, none of the assets acquired (or deemed or treated for Income Tax purposes as having been acquired) by Purchaser as a result of its acquisition of the Target Group pursuant to this Agreement will be subject to (and the depreciation and amortization deductions otherwise available to Purchaser and its members and Affiliates with respect to such assets will not be limited by) the “antichurning” restrictions or limitations set forth in Section 197(f)(9) of the Code or any similar or comparable limitation under state, local or non-U.S. law.

(s) No power of attorney with respect to any Taxes has been executed or filed with any Governmental Authority and that would remain in effect following the Closing.

(t) Each Target Group Member has remitted to the appropriate Governmental Authorities all amounts required to be remitted under all applicable Laws relating to escheat and unclaimed property and have complied with all applicable filing requirements related thereto.

(u) Each Target Group Member has properly collected and remitted all material amounts of sales and similar Taxes with respect to sales or leases made or services provided to its customers and has properly received and retained any appropriate Tax exemption certificates or other documentation for all such sales, leases, or other services made without charging or remitting sales or similar Taxes that qualify as exempt from sales and similar Taxes.

(v) No Target Group Member will be required to include or accelerate the recognition of any item in income, or exclude or defer any deduction or other tax benefit, in each case in any taxable period (or portion thereof) after Closing, as a result of any change in method of accounting, closing agreement, intercompany transaction, installment sale, or the receipt of any prepaid amount, in each case prior to Closing.

(w) No Target Group Member has deferred any Taxes or other amounts pursuant to the CARES Act, the Consolidated Appropriations Act, 2021, or any executive order or Presidential Memorandum (including the Presidential Memorandum described in IRS Notice 2020-65) enacted in connection with COVID-19 or any other COVID-19 related Laws.

(x) The Target Group has met the eligibility requirements for receipt of any “employee retention credit” within the meaning of Section 2301 of the CARES Act and all applications and supporting documentation for such employee retention credits were prepared and made in compliance with all applicable Laws.

(y) Parsec Canada is duly registered under the Excise Tax Act (Canada) for purposes of the goods and services tax (“GST”) or the harmonized sales tax (“HST”), as applicable, and under Provincial Sales Tax Act (British Columbia) for the purposes of British Columbia provincial sales tax (“PST”). All input tax credits and refunds claimed by Parsec Canada for GST, HST and PST purposes were calculated in compliance with all applicable Laws.

(z) Parsec Canada has not engaged in a trade or business in any country other than Canada or any province other than British Columbia, and is not required to register in any jurisdiction, other than Canada or British Columbia, for goods and services tax, harmonized sales tax or any analogous tax pursuant to applicable Laws.

(aa) There are no circumstances which exist and could result in, or have existed and resulted in, the application of any of sections 15, 17, 78, 79, 79.1 or 80 to 80.04, inclusive, of the Tax Act to Parsec Canada.

(bb) The terms and conditions made or imposed in respect of every transaction (or series of transaction) between Parsec Canada and any Person that is not dealing at arm’s length with Parsec Canada for purposes of the Tax Act do not differ from those that would have been made between persons dealing at arm’s length for purposes of the Tax Act.

(cc) For all transactions between Parsec Canada and any Person not resident in Canada for purposes of the Tax Act with whom Parsec Canada was not dealing at arm’s length, Parsec Canada has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act. There are no transactions to which subsection 247(2) or subsection 247(3) may reasonably be expected to apply.

(dd) Parsec Canada has not entered into or has any Person entered into for the benefit of Parsec Canada a “reportable transaction” as defined in subsection 237.3(1) of the Tax Act. Parsec Canada is not a person who must file an information return contemplated by subsection 237.4(4) or subsection 237.5(2) of the Tax Act.

(ee) Parsec Canada has not (i) made a capital dividend election under subsection 83(2) of the Tax Act in an amount which exceeds the amount in its “capital dividend account” as defined in the Tax Act at the time of such election or (ii) made an “excessive eligible dividend designation” as defined in subsection 89(1) of the Tax Act in respect of any dividend paid, or deemed by any provision of the Tax Act to have been paid, on any class of shares of its capital.

(ff) Parsec Canada has not claimed any reserves for purposes of the Tax Act (or any other applicable Law) for the most recent taxation year ended prior to the date of this Agreement or for any taxation year ending as a result of the completing of the transaction contemplated by this Agreement.

(gg) Parsec Canada is, and has been at all times, a resident of Canada, and a “private corporation”, for purposes of the Tax Act. Parsec Canada is not and has never been a “Canadian-controlled private corporation” or a “substantive CCPC” for purposes of the Tax Act.

(hh) The Purchased Interests are not, and at no time in the five years prior to the Closing Date have been, “taxable Canadian property” for purposes of the Tax Act.

4.15 Brokers. Other than Livingstone Partners LLC (the fees and expenses of which shall be a Transaction Expense), no broker, finder or agent is entitled to any brokerage fees, finder’s fees or commissions in connection with this Agreement or the Transaction based upon arrangements made by or on behalf of the Target Group or the Sellers Parties .

4.16 Affiliates. Except as set forth on Schedule 4.16, there are no loans, leases, commitments, guaranties, transactions, direct or indirect arrangements, business relationships or other agreements between any Target Group Member, on the one hand, and any Seller Party, or any equityholder, director or officer of a Target Group Member or any Affiliate or family members (or any entity in which any of them controls or has a material financial interest, directly or indirectly) of any of the foregoing Persons, on the other hand (each, a “Related Party”). No Related Party (or Affiliate of a Related Party), directly or indirectly (a) owns any property or right, whether tangible or intangible, which is used by the Target Group, (b) has any claim or cause of action against the Target Group, (c) owes any money to the Target Group or is owed money from the Target Group, (d) is a party to any Contract or other arrangement (whether written or unwritten) with the Target Group, or (e) provides services or resources to the Target Group or is dependent on services or resources provided by the Target Group. No Related Party (or Affiliate of a Related Party) (other than Seller Parties) is engaged in any business which competes with the Business.

4.17 Insurance. Schedule 4.17 contains a complete and accurate list and description of all insurance policies (the “Insurance Policies”) with respect to the properties, assets or business of the Target Group, the name of the insurer of such policy and the type of policy provided by such insurer. Correct and complete copies of each of the Insurance Policies have been made available to the Purchaser. All Insurance Policies are valid and in full force and effect, all premiums due and payable thereon have been paid in full, and the Target Group is in compliance in all material respects with the terms of the Insurance Policies. No Target Group Member has received any notice regarding any actual or threatened (a) cancellation or invalidation of any Insurance Policy or (b) refusal of any coverage or rejection of any claim under any Insurance Policy at any time during the preceding 5 year period. There are no claims related to the Target Group or the Business pending under any Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights.

4.18 Ownership and Sufficiency of Assets. The Target Group has good and valid right, title to, or a valid leasehold interest in, all of the properties and assets, tangible or intangible, used by the Target Group in connection with the Business, free and clear of any Liens (other than Permitted Liens). The furniture, fixtures, machinery, equipment, vehicles and other items of intangible and tangible personal property of the Target Group (the “Equipment”) (a) are in good operating condition and repair (ordinary wear and tear excepted), suitable for the purposes for which they are being used and currently planned to be used by the Target Group and have been maintained in accordance with normal industry practice and no customary maintenance has been deferred; (b) are adequate for the uses to which they are being put, (c) are sufficient for the continued conduct of the Business after the Closing in substantially the same manner as conducted immediately prior to the Closing without incurring any penalty or other adverse consequence, including any increase in rentals, royalties, or license or other fees imposed as a result of, or arising from, the consummation of the transactions contemplated by this Agreement; and (d) constitute all of the rights, property and assets necessary to conduct the Business as currently conducted. Without limiting the generality of the foregoing, the Excluded Assets are not used in connection with the Business and are not necessary for the continued conduct of the Business after the Closing as currently conducted. Schedule 4.18 contains a complete list of all Equipment as of the date set forth on such list. Except as set forth on Schedule 4.18, since January 1, 2023, the Target Group has not purchased any assets, materials or products for the Business from any supplier on terms pursuant to which ownership in such assets, materials or products does not pass until full payment is made or all indebtedness discharged.

4.19 Labor.

(a) Schedule 4.19(a) sets forth a true, complete and accurate list, as of the Closing Date, of each Employee, as well as independent contractors currently performing services (the “Independent Contractors”) for, including each Employee on leave of absence or layoff status, along with position (or description of services provided for Independent Contractors), date of hire (or dates of services provided for Independent Contractors), engagement or seniority (if different from an Employee’s date of hire), work location (i.e., city and state/province, and country), compensation and benefits (including bonuses, incentives or commissions), FLSA designation (exempt or non-exempt), eligibility for overtime, full or part-time status, scheduled or contemplated increases in compensation and benefits, scheduled or contemplated promotions, work authorization (including visa type and status), accrued but unused sick and vacation leave or paid time off and service credited for purposes of vesting, eligibility to participate under any Employee Plan of the Target Group with respect to such Persons, whether such Employee is subject to a written employment agreement and, if an Employee is currently on leave or inactive status, the type of leave, the leave start date and the anticipated date of return to work. The Target Group has provided to the Purchaser complete and correct copies of all written agreements between the Target Group and any Employee or Independent Contractor in effect as of the Closing Date.

(b) Except for the collective bargaining agreements set forth on Schedule 4.19(b), no Target Group Member is a party to any labor or collective bargaining agreement and there are no labor or collective bargaining agreements which pertain to Employees in connection with the Business. Except for the labor organizations that are parties to the collective bargaining agreements listed on Schedule 4.19(b), no Employees are represented by any labor organization, no labor organization or group of Employees has made a demand for recognition, and there are no representation proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal. There are no (i) strikes, work stoppages, slowdowns, lockouts or arbitrations or (ii) material grievances or other labor disputes pending or, to the Knowledge of the Sellers, threatened against or involving the Target Group or any Employee.

(c) There is not presently pending any (i) picketing or employee grievance process, Action or other claim against or affecting the Target Group, including any charge or complaint filed by an Employee or union with the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Governmental Authority, or (ii) labor or employment Action against or affecting the Target Group. To the Knowledge of the Sellers, none of the actions or activities referred to in subsections (i) or (ii) are threatened. No event has occurred or circumstances exist that could provide the basis for any work stoppage or other labor Action with respect to the Target Group or the Target Group’s customers, contractors, representatives or suppliers. There is no lockout of any Employee contemplated by the Target Group.

(d) The Target Group has complied in all material respects with all Laws relating to the employment of labor, including all such Laws relating to (i) wages, hours, overtime, the classification of employees as eligible or ineligible from overtime pay requirements, the classification of individuals as independent contractors, pay equity, human rights, collective bargaining, equal pay, family and medical leave, meal and rest periods, bonuses, commissions, termination pay, vacation pay, sick pay, fringe benefits, employee benefits, health insurance continuation (COBRA), and (as applicable) the payment and/or accrual of the same and all insurance and all other costs and expenses applicable thereto; (ii) unlawful, wrongful, or retaliatory or discriminatory employment or labor practices; (iii) occupational health and safety and workers’ compensation Laws and federal, state, provincial and local orders affecting employee health and safety; and (iv) plant closing, mass layoff, reductions in force, immigration, workers’ compensation, disability, unemployment compensation, whistleblower Laws, driver regulations, and other employment Laws.

(e) There has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to any Target Group Member within the 6 months prior to Closing.

(f) No Employee is a party to, or is otherwise bound by, any agreement, including any confidentiality, non-competition or proprietary rights agreement, between such Employee and any other Person, that restricts such Employee from the performance of the Employee’s duties to the Target Group following the Closing.

(g) Except as set forth on Schedule 4.19(g), no Employee (or any Person claiming to be an employee, consultant or contractor for the Target Group) has any claim against the Target Group or the Target Group’s officers, directors, or managers or, to the Knowledge of the Sellers, has threatened any Action (whether under Laws, any employment agreement, Target Group policy or practice or otherwise) on account of or for: (i) overtime pay, other than overtime pay for the current payroll period; (ii) wages, salaries, bonuses or commissions, other than wages or salaries for the current payroll period, or statutory penalties; (iii) vacations, sick leave, time off or pay in lieu of vacation, sick leave or time off, other than vacation, sick leave or time off (or pay in lieu thereof) earned since January 1, 2020; (iv) employee benefits; (v) alleged unlawful, unfair, wrongful, retaliatory, or discriminatory employment or labor practices; (vi) alleged breach of contract arising under an individual agreement or any other employment covenant whether express or implied; (vii) alleged violation of any Law regarding meal or rest periods, minimum wages or maximum hours of work; (viii) alleged violation of occupational safety and health standards or Laws; (ix) alleged tort violations; or (x) alleged violations of plant closing and mass layoff, immigration, workers’ compensation, disability discrimination, unemployment compensation, protected leave, whistleblower Laws or other employment or labor relations Laws.

(h) The Target Group has properly classified its employees as exempt or non-exempt (or, if applicable, as eligible or ineligible for overtime pay) and has made all required payments to the relevant unemployment compensation reserve account with the appropriate Governmental Authority with respect to the Employees and such accounts have positive balances.

(i) The Target Group has properly completed and retained a Form I-9 with respect to each of its Employees and all former employees and has, in good faith, verified and fully recorded on the Form I-9 the information for the documents establishing identity and work authorization for each of its Employees and all former employees and have provided to the Purchaser complete and correct copies of all such Form I-9s, together with copies of the employees’ supporting documentation evidencing that the employees have valid work authorization to be employed by the Target Group. The Target Group has not (i) been the subject of an audit or an investigation, inquiry or other Action from the United States Department of Homeland Security, including Immigration and Customs Enforcement, (or any predecessor thereto, including the United States Customs Service or the Immigration and Naturalization Service) or any other immigration-related enforcement Action, or (ii) received (A) a “no match” letter from the Social Security Administration concerning any current or former employee, or (B) any written or informal notice from the Internal Revenue Service of a mismatch between a name of an employee and a social security number provided on a Form 1095-C that the applicable Target Group was unable to rectify as a clerical error.

(j) The Employees and former employees of the Target Group who have (or have had) access to confidential or proprietary information of the Target Group has executed confidentiality and assignment of inventions documentation which are adequate to protect the Target Group’s proprietary interest therein.

(k) Except as disclosed on Schedule 4.19(k) and for employees identified in Schedule 4.19(a) as being located in Canada, the employment of each Employee is terminable at-will without cost to the Target Group except for payments required under the employee benefit plans, the payment of accrued salaries or wages and vacation pay, and as provided under applicable Law. No Employee identified in Schedule 4.19(a) as being located in Canada has any agreement as to length of notice or severance payment required to terminate his or her employment in excess of the amounts required by applicable minimum employment standards legislation. No Employee or former employees has any right to be rehired prior to the hiring of an individual not previously employed by the Target Group The Target Group has not adopted, whether formally or informally and whether in writing or otherwise, any policy, custom or practice of making redundancy or severance payments in excess of statutory minimums, nor has it historically made any such redundancy or severance payments.

(l) All Employees and Independent Contractors have been paid in full by the Target Group for all earned wages, salaries, commissions, bonuses (including any bonuses or incentive compensation related to the transactions contemplated by this Agreement), vacation pay, sick pay, and other compensation for all services performed by such Person up to and including the Closing. To the Knowledge of the Sellers, no officer or other management or senior employee of the Target Group intends to terminate employment with the Target Group following the Closing. The Target Group has not taken any action which was calculated to dissuade any present employees of the Target Group from continuing their employment with the Target Group following the Closing.

(m) All Independent Contractors and former independent contractors are and have been properly classified as independent contractors pursuant to all applicable Laws. No Independent Contractors and former independent contractors has any claim against, or Action with, the Target Group in connection with its relationship. Since January 1, 2020, there have been no adverse changes in any Independent Contractor’s relationship with the Target Group and no Independent Contractor intends to materially alter its relationship with the Target Group.

(n) The Target Group (i) has withheld all amounts required by Law or by agreement to be withheld from the wages, salaries and other payments to Employees, and (ii) are not liable for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing. Each Employee of the Target Group is and has been in compliance in all material respects with each requirement under applicable Law that is or was applicable to such Employee, in his or her capacity as an employee, director or officer of the Target Group.

(o) Schedule 4.19(o) sets forth all Indebtedness for borrowed money or other monetary obligations owed to the Target Group by any present or former officer, member, manager or employee of the Target Group.

(p) There have been no fatal accidents involving any Employees in the last six (6) years. There are no outstanding assessments, penalties, fines, encumbrances, Liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation and the Target Group not been reassessed in any material respect under such legislation during the past three (3) years and no audit of the Target Group is currently being performed pursuant to any applicable workplace safety and insurance legislation. There are no claims or potential claims which may materially adversely affect the Target Group’s accident cost experience rating.

(q) All costs, charges, assessments or other liabilities under workers’ compensation or occupational health and safety legislation or other provisions of the Law relating to industrial accidents or occupational diseases in respect of the Employees, have been paid or accrued by the Target Group. The Target Group has complied in all material respects with any Orders issued under any workers’ compensation or occupational health and safety legislation relating to the Business and there are no such Orders or appeals of any Orders which are outstanding as of the date of this Agreement.

4.20 Bank Accounts. A true, complete and correct list setting forth the name of each bank in which each Target Group Member has an account, lock box, safe deposit box or borrowing privileges and the names of all Persons authorized to withdraw any funds from any such account or lock box, to have access to any such account, lock box or safe deposit box or to borrow therefrom, as the case may be, is set forth on Schedule 4.20.

4.21 Customers and Vendors.

(a) Schedule 4.21(a) contains a true, correct and complete list of the top ten customers of the Target Group, by dollar volume for the calendar year ended December 31, 2023 and for the eight-month period ending August 31, 2024 (the “Significant Customers”) and the top ten suppliers of the Business by expenditure for the twelve months December 31, 2023, and for the eight-month period ending August 31, 2024, and each other vendor from which the Target Group purchased $100,000 or more of goods or services during such time periods (the “Significant Vendor”).

(b) Except as set forth on Schedule 4.21(b), since January 1, 2024, the Target Group and Seller Parties have not received any notice nor, to the Knowledge of the Sellers, have any reason to believe, that as a result of the consummation of the transactions contemplated by this Agreement or otherwise, any such Significant Customer or Significant Vendor (i) intends to terminate its direct or indirect business relationship with the Target Group, (ii) intends to not renew such relationship, (iii) intends to otherwise limit or alter its business relationship with the Target Group in any material respect, or (iv) is insolvent or intends to liquidate, dissolve, seek an assignment for the benefit of creditors, appoint a receiver, or voluntarily or involuntarily file or initiate bankruptcy proceedings, nor has any such Significant Customer or Significant Vendor reduced materially its business with the Target Group from the levels achieved during the year ended December 31, 2023.

(c) There are no pending or, to the Knowledge of the Sellers, threatened disputes, claims or controversies with respect to any Significant Customer or Significant Vendor. Schedule 4.21(c) sets forth a complete and correct list of any material disputes, claims or controversies with respect to any Significant Customer or Significant Vendor since January 1, 2023.

(d) No customer of the Target Group has any right to any credit or refund for products or goods sold or services rendered or to be rendered by a Target Group pursuant to any Contract with or practice of a Target Group, other than pursuant to the applicable Target Group’s form statement of work or purchaser order provided to the Purchaser.

4.22 Personal Data: Data Security.

(a) Since January 1, 2019, the Target Group has complied, and caused its operations and activities to be in compliance with all Laws and all data protection policies or procedures and all contractual and fiduciary obligations of the Target Group (including all rules and policies of self-regulatory bodies to which the Target Group submit), in each case relating to the collection, storage, use, transfer and any other processing of any Personal Data collected, stored, processed or used by the Target Group in any manner (including with respect to employees, contractors, suppliers, customers and/or end-users) or stored or maintained by third parties on behalf of the Target Group.

(b) The Target Group has obtained all requisite consents of from each Person subject of the Personal Data (including in each case any required notices to such Persons) to the extent required under applicable Law. The execution, delivery and performance of this Agreement, including the transfer of data or databases or the change of data controller and data processor related thereto, complies with applicable Law.

(c) The Target Group is not subject to any contractual requirements or other legal obligations that, following the Closing, would prohibit the Purchaser from receiving or using Personal Data in the manner in which the Target Group received and used such Personal Data prior to the Closing.

(d) Since January 1, 2019, there have been no complaints, claims or warnings made or concerns raised by any Person in respect of such Personal Data, and no enforcement notice has been served on the Target Group or Seller Parties. The Target Group has complied with all valid and lawful requests pertaining to access, rectification, portability, deletion, restriction, automated decision making or objection of any Person made to the Target Group regarding Personal Data processed by or on behalf of the Target Group and with any other valid and lawful request related to data subject rights.

(e) The Target Group has taken commercially reasonable steps designed to protect the information technology systems used in connection with its operations and designed to ensure that all Company Technology and Personal Data is protected against loss and against unauthorized access, use, modification, disclosure or other misuse, as set forth in applicable Law.

(f) There have been no unauthorized intrusions or breaches of the security of the information technology systems used in connection with the operation of the Target Group nor any loss, theft, or unauthorized access to or misuse of Personal Data.

4.23 Inventory. The Target Group does not maintain, and has not maintained, any material quantities of inventory, whether finished goods, work-in-process, component parts, or raw materials.

4.24 Accounts Receivables. All of the account receivables and notes receivable which are reflected on the Company Financial Statements or the accounting records of the Target Group as of the Closing Date, arose out of bona fide, arms-length transactions. Such notes and accounts receivable will as of the Closing Date be current and collectible, net of the respective reserve set forth in the corresponding line items on the Company Financial Statements or on the accounting records of the Target Group as of the Closing Date, as the case may be (which reserves have been calculated consistent with the past custom and practice of the Target Group). There is no contest, claim, defense or right of setoff, other than returns in the ordinary course of business (consistent with past practice), relating to the amount or validity of such note or account receivable. Schedule 4.24 sets forth an accurate and complete list and the aging of all notes and accounts receivable as of the date set forth on such schedule.

4.25 No Government Contracts or Subcontracts. The Target Group is not, nor has the Target Group been at any time since January 1, 20219, a party to any Government Contract or Government Bid. The Target Group is not, nor has the Target Group been at any time since January 1, 2019 been, subject to or in violation of any requirement imposed by any of the Procurement Laws.

4.26 Safety Rating. Schedule 4.26 contains a description of each audit, examination or other form of review of the Target Group conducted by the Federal Motor Carrier Safety Administration (“FMCSA”), or any agency of the U.S. Department of Transportation, Ohio Department of Transpiration (“IDOT”) or any other Governmental Authority regarding motor carrier operations during the six year period immediately preceding the Closing Date, including the results of any such audit, examination or review. Except as set forth on Schedule 4.26, the Target Group (a) currently has, and at all times during the six year period immediately preceding the Closing Date has had, a satisfactory safety rating with the FMCSA and IDOT, (b) have not been required to pay any fine, penalty, or other form of damage to any Governmental Authority at any time during the six year period immediately preceding the Closing Date, and (c) has complied with all Laws adopted and promulgated by FMCSA, IDOT, or any other Governmental Authority regarding motor carrier operations during the six year period immediately preceding the Closing Date. Except as set forth on Schedule 4.26, the Target Group has not been subjected to any fuel, air quality safety, alcohol and controlled substance or other audit, examination or review by any Governmental Authority during the six year period immediately preceding the Closing Date. The results of any such audit, examination, or review are set forth on Schedule 4.26.

4.27 Disclaimer of Other Representations and Warranties. NEITHER THE SELLERS NOR THEIR AFFILIATES OR REPRESENTATIVES (FINANCIAL, LEGAL OR OTHERWISE) THEREOF HAVE MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO THE TARGET GROUP, THE PURCHASED INTERESTS OR THE BUSINESS OR OTHERWISE IN CONNECTION WITH THE TRANSACTION, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLES III AND IV HEREOF OR IN THE ANCILLARY AGREEMENTS DELIVERED PURSUANT HERETO.

ARTICLE V

REPRESENTATIONS AND WARRANTIES RELATING TO THE PURCHASER

The Purchaser hereby represents and warrants to each of the Sellers, as follows:

5.1 Organization and Qualification. The US Purchaser is a Michigan limited liability company, duly formed, validly existing and in good standing under the Laws of the State of Michigan, and has all requisite company power and authority to purchase the applicable Purchased Interests and operate and conduct the Business. The Canadian Purchaser is a British Columbia limited company, duly formed, validly existing and in good standing under the Laws of the Province of British Columbia, and has all requisite company power and authority to purchase the applicable Purchased Interests and operate and conduct the Business.

5.2 Authority, Due Execution and Binding Effect. The Purchaser has the requisite company power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to consummate the Transaction and to perform its obligations under this Agreement and the Ancillary Agreements to which it is a party. The execution, delivery and performance by the Purchaser of this Agreement and each Ancillary Agreement to which it is a party, and the consummation of the Transaction, have been duly authorized by all necessary action on the part of the Purchaser. Assuming the due authorization, execution and delivery by the other Parties, this Agreement shall constitute, upon such execution and delivery hereof, the valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms except as enforcement may be limited by the Enforceability Exceptions. Each Ancillary Agreement to which the Purchaser is a party has been duly executed and delivered by the Purchaser and, assuming that such Ancillary Agreement constitutes a valid and binding obligation of the other parties thereto, is a valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except to the extent that the enforceability thereof may be limited by the Enforceability Exceptions.

5.3 No Violation; Consents and Approvals; No Conflict. Except as set forth on Schedule 5.3, neither the execution and delivery of this Agreement or any Ancillary Agreement by Purchaser, nor the consummation of the Transaction will, directly or indirectly (a) violate, conflict with, or result in (with or without notice or lapse of time) a violation or breach of any Law, Governmental Authorization or Order to which the Purchaser may be subject; (b) violate, conflict with or result in the breach of any provision of the Organizational Documents of the Purchaser; or (c) conflict in any respect with, result in a breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any Consent under, or give to others any right of termination, amendment, acceleration, suspension, revocation or cancellation of, result in the creation of any Lien (other than a Permitted Lien) pursuant to any Contract to which the Purchaser is a party or by which any of its assets or properties are bound or affected, in each case which could reasonably be expected to be materially adverse to the ability of the Purchaser to consummate the Transaction. No Governmental Authorization of any Governmental Authority, or any other Consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Governmental Authority is required to be obtained or made by or with respect to the Purchaser in connection with the consummation of the Transaction.

5.4 Purchase for Investment. The Purchaser is acquiring the Purchased Interests solely for the purpose of investment and not with a view to distributing all or any part thereof in any transaction which would constitute a “distribution” within the meaning of applicable Laws, including securities Laws. The Purchaser acknowledges that the Purchased Interests have not been registered under the Securities Act or any other state, provincial or federal securities Laws and neither the Seller Parties nor any Target Group Member is under any obligation to file a registration statement or similar filing with the SEC or any state or provincial agency with respect to the Purchased Interests. The Purchaser understands that there is no existing public or other market for the Purchased Interests and there can be no assurance that the Purchaser shall be able to sell or dispose of the Purchased Interests. The Purchaser agrees that the Purchased Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration or qualification under applicable securities Laws, except pursuant to an exemption from such registration or qualification under applicable securities Laws.

5.5 Investor Qualifications. The Purchaser (a) (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment; (b) is able to bear the economic risk of holding the Purchased Interests for an indefinite period (including total loss of its investment); (c) with respect to the US Purchaser, is an “accredited investor” as such term is defined in Rule 501 promulgated under the Securities Act and, with respect to the Canadian Purchaser, is an “accredited investor” as such term is defined in National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators; and (d) is not a broker-dealer subject to Regulation T promulgated by the Board of Governors of the Federal Reserve System.

5.6 Litigation. There is no (a) Action pending or, to the knowledge of the Purchaser, threatened against the Purchaser or any of its Affiliates, (b) to the knowledge of the Purchaser, basis for any Action against the Purchaser or any of its Affiliates, or (c) outstanding Order against the Purchaser or any of its Affiliates which, in each case, would reasonably be expected to affect the legality, validity or enforceability of this Agreement or prohibit, make illegal or seek to enjoin or restrain the Transaction.

5.7 Bankruptcy. There are no bankruptcy, reorganization or arrangement proceedings pending against, being contemplated by, or to the knowledge of the Purchaser, threatened against the Purchaser or any of its Affiliates.

5.8 Independent Investigation. The Purchaser is an informed and sophisticated participant in the Transaction and has conducted its own independent investigation, review and analysis of the Target Group and the Purchased Interests. The Purchaser acknowledges that the Purchaser and its Representatives have been provided access to certain books and records of the Target Group, personnel of the Target Group and information regarding the Purchased Interests for such purpose. In entering into this Agreement, the Purchaser acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of the Sellers or any of their Affiliates or Representatives (except for the specific representations and warranties of the Sellers set forth in ARTICLE III and ARTICLE IV, respectively and in any Ancillary Agreement). Notwithstanding the foregoing, nothing in this Agreement shall limit or otherwise restrict or be used as a defense against any claim or action for fraud.

5.9 Brokers. No broker, finder or agent is entitled to any brokerage fees, finder’s fees or commissions in connection with this Agreement or the Transaction based upon agreement, arrangement or understanding made by or on behalf of the Purchaser.

ARTICLE VI

COVENANTS

6.1 Access to Information; Cooperation. For a period of five years after the Closing Date, the Purchaser and Target Group Members shall grant the Sellers’ Representative, on behalf of the Seller Parties, and her Representatives, at the Sellers’ Representative’s sole expense and reasonable request, reasonable access during normal business hours and under reasonable circumstances to, and the right to make copies of (at its sole expense), those records and documents covering any period prior to the Closing related to the Target Group that are in the Purchaser’s possession or control, as may be reasonably necessary for litigation, tax contests, preparation of financial statements, and Tax Returns and audits; provided, however, that such access shall not unreasonably interfere with the business and operations of the Target Group and subject to compliance with applicable Law. If the Purchaser elects to dispose of any of such records within five years after the Closing Date (or longer if required by applicable Law), the Purchaser shall first give the Sellers’ Representative sixty days written notice, during which period the Sellers’ Representative shall have the right to take such records at the Sellers’ sole expense, but without payment of consideration. Notwithstanding anything to the contrary herein, (a) this provision shall not require the Purchaser or the Target Group to permit any access, or to disclose any information, that in the reasonable judgment of the Purchaser would reasonably be expected to result in (i) the disclosure of any trade secrets of third parties or a violation of any of its obligations with respect to confidentiality, (ii) the loss of attorney-client privilege with respect to such information or (iii) a Governmental Authority alleging that providing such information violates antitrust Law, and (b) the Target Group shall not be required to furnish or otherwise make available competitively sensitive information relating to areas of the Target Group’s businesses in which any Seller Party competes against the Target Group; provided that, the Purchaser shall provide notice of any information so withheld and (A) reasonably cooperate with the Purchaser in good faith to develop substitute arrangements that would not reasonably be expected to result in the loss of privilege or violate such obligation or Law, (B) reasonably cooperate with the Seller’s Representative in good faith to enter into appropriate and customary joint defense or similar arrangements so that the Sellers’ Representative and its Representatives may have reasonable access to such information and (C) use commercially reasonable efforts to obtain any necessary consent or waiver of the counterparty to the Contract prohibiting such access or furnishing of such information, in each case as applicable.

6.2 Further Action. From the Closing Date, and without further consideration, each of the Parties shall use its Reasonable Efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and execute and deliver, or arrange for the execution and delivery of, such other instruments of conveyance and transfer, in each case, as may be reasonably requested by another Party (at such requesting Party’s sole expense) to more effectively carry out the provisions of this Agreement and consummate and make effective the Transaction.

6.3 Officers’ and Directors’ Indemnification. Following the Closing, for a period of three (3) years, Budco shall, at its sole cost and expense, maintain the officers’ and directors’ liability insurance policy covering current and former directors, officers, and managers of the Target Group.

6.4 Taxes.

(a) Tax Returns.

(i) Except as set forth in Section 6.4(a)(ii), the Purchaser shall control and be responsible for the filing of all Tax Returns filed with respect to the Target Group after the Closing Date. The Purchaser shall prepare any Straddle Period Tax Returns of the Target Group in accordance with past practice (including, for this purpose, any past practice of the Sellers) to the extent permitted by applicable

Law; provided, however, that the Purchaser shall provide the Sellers’ Representative with a copy of any such Tax Returns for her review and comment at least thirty Business Days, in the case of an income Tax Return, or fifteen Business Days, in the case of any other Tax Return, prior to its filing and the Purchaser shall consider any changes reasonably requested by the Sellers’ Representative; provided, further, that a comment by the Sellers’ Representative shall not be considered reasonable for this purpose to the extent that it is inconsistent with past practice (including, for this purpose, any past practice of the Sellers).

(ii) The Sellers, at Sellers’ expense, shall control and be responsible for the preparation and timely filing of all income Tax Returns of the Target Group filed on or after the Closing Date that relate to a Pre-Closing Period. All such Tax Returns shall be prepared in accordance with past practice unless otherwise required by Law, provided, however, that the Sellers shall provide the Purchaser with a copy of any such Tax Returns for its review and comment at least thirty Business Days, in the case of an income Tax Return, or fifteen Business Days, in the case of any other Tax Return, prior to its filing and the Sellers shall make any changes reasonably requested by the Purchaser; provided, further, that a comment by the Purchaser shall not be considered reasonable for this purpose to the extent that it is inconsistent with past practice (including, for this purpose, any past practice of the Sellers). All such Tax Returns so prepared by or for the Sellers, on behalf of the Target Group, shall be complete and accurate in all material aspects.

(iii) The Sellers shall pay all Taxes shown to be due on any Pre-Closing Period Tax Returns and on the Straddle Period Tax Returns to the extent such Taxes are allocable to the Pre-Closing Period under Section 6.4(e). The Purchaser shall pay (or cause to be paid) all Taxes shown to be due on the Straddle Period Tax Returns to the extent such Taxes are allocable to the Post-Closing Period under Section 6.4(e).

(iv) Except as required by Law, the Purchaser shall not amend any Tax Return relating to a Pre-Closing Period or extend the statute of limitations with respect to any Tax Returns of the Target Group relating to a Pre-Closing Period, without the prior written consent of the Sellers’ Representative. If the Purchaser believes it is required by law to so amend or extend, the Purchaser shall notify the Sellers’ Representative, in writing, and provide the Sellers’ Representative and her Representatives with all required information regarding such amendment or extension.

(v) The Sellers will be entitled to any Tax refunds or overpayments that are received by the Purchaser that arise in or result from Pre-Closing Periods or the pre-Closing portion of any Straddle Period, except to the extent any such refund or overpayment arises as the result of a carryback of a loss or other Tax Benefit from a Tax period (or portion thereof) beginning after the Closing Date. The Purchaser shall pay to the Sellers Representative any such refund or the amount of any such overpayment that is actually received, within fifteen Business Days after the actual receipt of or entitlement to such refund or overpayment.

(b) Cooperation on Tax Matters. Each of the Sellers’ Representative and the Purchaser shall: (i) provide assistance to the other Party as reasonably requested in preparing and filing Tax Returns; (ii) make available to the other Party as reasonably requested all information, records, and documents relating to Taxes concerning the Target Group; and (iii) retain any books and records that could reasonably be expected to be necessary or useful in connection with the preparation by the other Party of any Tax Return. Each of the Sellers’ Representative and the Purchaser shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with any Tax Contest. Such cooperation shall include, upon any Party’s reasonable request, providing records and information that are reasonably relevant to any Tax Contest, making employees available on a mutually convenient basis to provide additional information, and explaining any materials provided pursuant to this Section 6.4(b).

(c) Transfer Taxes. Any transfer, sales, use value added, excise, stock transfer, stamp, recording, registration and any similar Taxes (“Transfer Taxes”) that become payable in connection with the Transaction shall be borne by the Sellers. The Parties shall cooperate in filing such forms and documents as may be necessary in connection with the payment of any such Transfer Tax, and to obtain any exemption or refund of any such Transfer Tax.

(d) Tax Contests. If any Party receives notice of any Tax Contest with respect to Taxes of any Target Group Member for which the other Party may be liable hereunder, such Party will notify, within thirty days, the other Party in writing of such Tax Contest, but the failure to so notify will not relieve the other Party of any liability it may have (including its liability for indemnification under this Agreement), except to the extent the Party has suffered actual prejudice thereby.

(i) With respect to any Tax Contest relating to a Pre-Closing Period Tax Return, the Sellers may assume and control all proceedings taken in connection with such Tax Contest and settle or compromise any such Tax Contest in its discretion; provided, that to the extent that such Tax Contest relates to an issue that would reasonably be expected to adversely affect the Taxes of the Target Group, or the Purchaser (or any direct or indirect owner thereof) in a Post-Closing Period, the Sellers and the Purchaser will jointly control all proceedings taken in connection with any such Tax Contest and no Party will settle or compromise any such Tax Contest without the other Parties’ written consent, which consent shall not be unreasonably withheld.

(ii) With respect to all other Tax Contests, the Purchaser shall assume and control all proceedings; provided that, to the extent that such Tax Contest relates to an issue that would reasonably be expected to adversely affect the Taxes of the Sellers in a Pre-Closing Period, the Sellers and the Purchaser will jointly control all proceedings taken in connection with any such Tax Contest and no Party will settle or compromise any such Tax Contest without the other Parties’ written consent, which consent shall not be unreasonably withheld.

(e) Allocation of Taxes. In the case of Taxes due with respect to a Straddle Period, the allocation of such Taxes to the Pre-Closing Period shall:

(i) in the case of any property Taxes or similar Taxes, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on the Closing Date (up to and including the day prior to the Closing Date) and the denominator of which is the number of days in the entire taxable period; and

(ii) in the case of any Taxes (other than property or similar Taxes) that are based upon or measured by income, receipts, profits or wages, that are imposed in connection with the sale or other transfer of property or services, or that are required to be withheld, paid or collected, be deemed equal to the amount which would be payable if the relevant taxable period ended as of the end of the Closing Date; provided that any item determined on an annual or periodic basis (such as deductions for depreciation or real estate taxes) shall be apportioned on a daily basis.

(f) Tax Actions. Without the prior written consent of the Purchaser, unless required by a Governmental Authority, the Sellers (and, prior to the Closing, any Target Group, their Affiliates and their respective Representatives), to the extent it may affect, or relate to, any Target Group, shall not make, change or rescind any Tax election, amend any Tax Return or take any position on any Tax Return, or take any action or omit to take any action, if such action or omission would or could reasonably be expected to have the effect of increasing the Tax liability or reducing any Tax asset of the Purchaser or the Target Group in respect of any Post-Closing Period. The Seller Parties agree that the Purchaser is to have no liability for any Tax resulting from any action of Sellers, the Target Group, their Affiliates or any of their respective

Representatives, and agree, jointly and severally, to indemnify and hold harmless the Purchaser (and, after the Closing Date, the Target Group) against any such Tax or reduction of any Tax asset.

(g) Intended U.S. Tax Treatment. The Parties intend that for all U.S. federal and applicable state and local Tax purposes that (a) the Parsec Pre-Closing Reorganization be treated as a reorganization under Section 368(a)(1)(F) of the Code as described in IRS Revenue Ruling 2008-18, and (b) the sale of the Purchased Interests by the Sellers to the Purchaser be treated as a taxable sale by the Sellers to the Purchaser of an undivided interest in the assets of the Target Group, subject to the liabilities of the Target Group, in exchange for the Final Purchase Price (collectively, the “Intended U.S. Tax Treatment”). Each of the Parties agrees to prepare and file all Tax Returns and relating filings in a manner which is consistent with such intentions, and will not take any action or position inconsistent with such intentions, unless otherwise required by applicable Law following a “final determination” (as defined in Section 1313(a) of the Code or any similar state or local Tax law) by any Governmental Authority.

(h) Purchase Price Allocation and Gross-Up for U.S. Tax Purposes.

(i) The Estimated Purchase Price (plus any other amounts properly treated as additional consideration for the Purchased Interests for U.S. federal and applicable state and local income tax purposes) will be allocated among the assets of the Target Group for U.S. federal and applicable state and local Tax purposes in a manner consistent with Section 1060 of the Code and the Treasury Regulations promulgated thereunder and in manner consistent with the methodology set forth on Schedule 6.4(h) (the “Allocation Methodology”). Within ninety days after the Draft Closing Statement is finally determined, the Purchaser shall provide the Sellers’ Representative with a draft of such allocation that is consistent with the Allocation Methodology (the “Proposed Allocation”). The Proposed Allocation shall be binding upon the parties unless the Sellers’ Representative shall, within thirty days of delivery of the Proposed Allocation to the Sellers’ Representative, provide to the Purchaser written notice of its objection to the Proposed Allocation and the reasons therefor, in which event the Purchaser and the Sellers’ Representative shall endeavor in good faith to agree upon an allocation schedule (the “Final Allocation”). If the Purchaser and the Sellers’ Representative cannot resolve such objection, the item in question shall be resolved by the Independent Accountant, who shall be instructed to make a determination consistent with the Allocation Methodology. The fees and expenses of the Independent Accountant with respect to the determination of the Final Allocation shall be borne equally by the parties. The Final Allocation will be revised to take into account any subsequent adjustments to the Estimated Purchase Price (including with respect to Section 2.6) or other consideration required to be taken into account under applicable Law, in the manner provided by Sections 1060 of the Code and the Treasury Regulations promulgated thereunder. After the Closing, the Parties shall file all Tax Returns, declarations and reports (including IRS Form 8594) for U.S. federal and applicable state and local Tax purposes in a manner consistent with the Final Allocation. No Party shall take any income Tax position (whether in audits, on Tax Returns, or otherwise) for U.S. federal and applicable state and local Tax purposes that is inconsistent with such Final Allocation unless required to do so pursuant to a final determination within the meaning of Section 1313 of the Code; provided, however, that no Party shall be unreasonably impeded in its ability and discretion to negotiate, compromise and/or settle any Tax audit, claim or similar Action in connection with such allocation.

(ii) The Purchaser shall pay to Parsec Holdings, in cash, an amount of additional consideration (for clarity, which amount shall be included in the purchase price related to the purchase of the Parsec Interests) (the “Gross-up Payment”) equal to: (A) the amount by which the aggregate amount of U.S. federal, state, local and any other Taxes ultimately incurred by Parsec Holdings and the Parsec Sellers (as the case may be) with respect to the disposition of the Parsec Interests by Parsec Holdings pursuant to this Agreement, is expected to exceed the aggregate amount of U.S. federal, state, local and any other Taxes that would have been incurred by the Parsec Sellers if the shares of stock of Parsec with a value equal to the Parsec Interests were instead sold to Purchaser in a manner consistent with the terms of this

Agreement (and, for the avoidance of doubt, which hypothetical sale to Purchaser was treated by the Parties as a sale of Parsec’s stock by the Parsec Sellers), assuming that the Parsec Pre-Closing Reorganization had not occurred, grossed up to include the U.S. federal, state and local income Taxes of the Parsec Sellers arising from and attributable to the Parsec Sellers’ receipt of such additional consideration pursuant to this Section 6.4(h) from the Purchaser, plus (B) the aggregate amount of incremental legal and accounting costs incurred by the Parsec Sellers and Parsec Holdings to effect the Pre-Closing Reorganization and calculate the Gross-up Payment hereunder.

(iii) For purposes of calculating the Gross-up Payment: (A) the Parsec Sellers and Parsec Holdings shall be deemed to be subject to the highest applicable marginal rates imposed for federal, state, and local income Tax on ordinary income and on long-term capital gain; (B) only the items of income, gain, deduction, loss, and expense arising out of the transactions contemplated by this Agreement shall be considered (including any recognition of income, gain, deduction or loss or change in character thereof as a result of the transactions contemplated by this Agreement (including the receipt of the Gross-up Payment) and the Parsec Pre-Closing Reorganization); (C) all Tax attributes shall be considered in determining the amount of Taxes to be paid by the Parsec Sellers or Parsec Holdings, including the existence of any net operating losses; and (D) the Gross-up Payment shall be determined in accordance with the Final Allocation.

(iv) The Sellers’ Representative shall calculate the Gross-up Payment and deliver such calculation to the Purchaser not later than thirty days after the final determination of the Final Allocation. Not later than thirty days after delivery of such calculation to the Purchaser, the Purchaser will provide written notice of any comments to such calculation to the Sellers’ Representative, and the Purchaser and the Sellers’ Representative will negotiate in good faith to resolve any disputes. If the Purchaser fails to deliver any comments to such calculation within such period, the Gross-up Payment so delivered by the Sellers’ Representative will be final and binding upon the Parties. Any disputes regarding such calculation that remain unresolved within thirty days following the provision of comments by the Purchaser will be referred to and resolved by the Independent Accountant in accordance with the terms of this Section 6.4(h), the cost of which will be borne equally by the Purchaser, on the one hand, and Sellers’ Representative, on the other.

(v) If the Gross-up Payment as finally determined is greater than the Estimated Gross-up Payment, then the Purchaser shall pay such excess amount to the Sellers’ Representative. If the Gross-up Payment as finally determined is less than the Estimated Gross-up Payment, then the Sellers, jointly and severally, shall pay such excess amount to the Purchaser. Any payment required to be made by the Purchaser to the Sellers, or by the Sellers to the Purchaser, pursuant to this paragraph 6.4(h)(v), shall be made no later than fifteen (15) business days following the date the Gross-Up Payment is finally determined.

(vi) The Gross-Up Payment as finally determined shall be treated as an adjustment to the purchase price related to the Parsec Interests that is (under the so-called “residual method” of Section 1060 of the Code) allocable to goodwill. If the Gross-Up Payment is finally determined after the determination of the Final Purchase Price pursuant to Section 2.6, then the Final Purchase Price will be adjusted to reflect the Gross-Up Payment as finally determined.

(i) Intended Canadian Tax Treatment. Except to the extent otherwise required by applicable Law, the Parties shall, for all Canadian Tax purposes, report the purchase and sale of the Purchased Interests hereunder and the Transaction contemplated hereby, in accordance with their form set out herein.

(j) Termination of Tax Sharing Agreements. All Tax-sharing agreements or similar agreements with respect to or involving the Target Group will be terminated as of the Closing Date and, after the Closing Date, the Target Group will not be bound thereby or have any liability thereunder.

(k) Tax Indemnification. The Seller Parties, jointly and severally, shall indemnify, save and hold harmless the Purchaser Indemnified Parties from and against (i) all Taxes (or the non-payment thereof) of the Target Group attributable to any Pre-Closing Period (except and to the extent that such Taxes are included in the calculation of the Final Purchase Price), (ii) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Target Group is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation §1.1502-6 or any analogous or similar state, local, or foreign Law, (iii) any and all Taxes of any Person (other than the Target Group) imposed on the Target Group as a transferee or successor, by Contract or pursuant to any Law, which Taxes relate to an event or transaction occurring before the Closing, (iv) any Liability for Taxes allocated to Seller pursuant to Section 6.4(c), (v) any and all Liabilities arising out of, with respect to, or in connection with any “employee retention credit” payments claimed or received by a Target Group Member pursuant to Section 2301 of the CARES Act during any Pre-Closing Period (including any costs, expenses or Liability owed to any third party provider incurred in connection with such credit), (vi) any Tax or amount on account of Tax of a Seller or a Selling Holding Company for which the Purchaser Indemnified Parties are or may be liable for, whether by reason of any requirement to withhold or otherwise, and incurred in connection with this Agreement or any Ancillary Agreement, (vii) any and all Liabilities or Tax audits arising out of, with respect to, or in connection with the Personal Goodwill Agreement, including any breach of any representation included therein, and (viii) any Losses attributable to any breach of any covenants or agreements of Sellers in this Section 6.4. For the avoidance of doubt, the Seller Parties’ obligations to indemnify the Purchaser Indemnified Parties pursuant to this Section 6.4(k) is unconditional and not subject to any limitation.

(l) Tax Elections. At the Purchaser’s discretion, Parsec Canada shall make an election under subsection 256(9) of the Tax Act in respect of its taxation year ending as a result of the Closing. At the Purchaser’s discretion, Parsec Canada shall make the designation referred to in paragraph 111(4)(e) of the Tax Act, at such amounts as are determined in the Purchaser’s sole discretion.

6.5 Confidentiality. From and after the Closing, Seller Parties shall maintain the confidentiality of, and refrain from using or disclosing to any Person, all confidential and proprietary information regarding the Business and the Target Group Members (the “Confidential Information”), except to the extent disclosure is required by Law. In the event that a Seller Party reasonably believes, after consultation with counsel, that it is required by Law to disclose any Confidential Information, such Seller Party will (a) if permitted by Law, provide the Purchaser with prompt notice before such disclosure so that the Purchaser may attempt to obtain a protective order or other assurance that confidential treatment will be accorded to such Confidential Information, and (b) cooperate with the Purchaser in attempting to obtain such order or assurance.

6.6 Seller Release. Each Seller Party on such Seller Party’s own behalf and on behalf of each Seller Party’s heirs, successors, trustees, executors, administrators, Affiliates, assigns and any other Person that may claim by, through or in the right of such Seller Party (collectively, the “Releasing Parties”), hereby irrevocably waives, releases and discharges the Purchaser, the Target Group Members and their Affiliates, and each of their respective past, present or future officers, directors, employees, agents, general or limited partners, managers, management companies, members, stockholders, shareholders, equity holders, controlling persons, Representatives or Affiliates, or any heir, executor, administrator, successor or assign of any of the foregoing (collectively, the “Released Parties”) from any and all Actions, proceedings, causes of actions, demands, rights, damages, Indebtedness, Liabilities, dues, sums of money, accounts, reckonings, costs, expenses, responsibilities, covenants, Contracts, controversies, agreements and claims of any kind or nature whatsoever, arising on or prior to the Closing Date, whether in such Releasing

Party’s capacity as an equityholder, employee, officer or director of any Target Group Member or otherwise, in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, including claims for dividends, distributions or profits of any Target Group Member(collectively, the “Released Claims”), and the Releasing Party shall not seek to recover any amounts or any other remedy in connection therewith or thereunder from any Released Party, other than accrued but unpaid salary or other compensation, benefits under Employee Plans, or perquisites otherwise due the Releasing Party as an employee or independent contractor to the Target Group Members as of the Closing Date, in each case in exchange for bona fide services performed by the Releasing Party as an employee or independent contractor; provided, however, that the foregoing release will not be construed to apply to or release any claims relating to or arising under this Agreement, the Ancillary Agreements, the Target Group Members’ Organizational Documents, or any directors’ or officers’ liability insurance policy (including the Tail Policy). Seller Parties specifically waive the benefits of any Law of any state or province, which in effect provides that a general release does not extend to Released Claims which the creditor does not know or suspect to exist in his favor. It is expressly understood and agreed that the releases contained in this Section 6.6 are intended to cover and do cover all known facts and/or Released Claims, as well as any further facts and/or Released Claims within the scope of such Released Claims not known or anticipated, but which may later develop or be discovered, including all the effects and consequences thereof. Seller Parties acknowledge that they may hereafter discover facts in addition to, or different from, those which he now believes to be true with respect to the subject matter of the Released Claims released in this Agreement, but agrees that they have taken that possibility into account in reaching this Agreement, and that the releases given in this Agreement will be and remain in effect notwithstanding the discovery or existence of any such additional or different facts, as to which Seller Parties expressly assumes the risk.

6.7 Employees.

(a) With respect to the employee benefit plans, programs and arrangements established or maintained by the Purchaser and its respective Affiliates prior to Closing, in which Employees of the Target Group as of the Closing who continue employment with the Target Group following the Closing (the “Retained Employees”) may be eligible to participate after the Closing, each Retained Employee shall be credited for full or partial years of service with the Target Group for purposes of determining eligibility to participate and vesting under such plans, but not for purposes of determining level of benefits, benefit accruals or early retirement subsidies; provided that such crediting of service shall not operate to duplicate any benefit or the funding of any benefit.

(b) This Section 6.7 shall be binding upon and inure solely to the benefit of each of the Parties to this Agreement, and nothing in this Section 6.7, express or implied, shall confer upon any employee, or any legal representative or beneficiary thereof, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement. Nothing in this Section 6.7, express or implied, shall be deemed an amendment of any plan providing benefits to any employee.

6.8 Representation and Warranties Insurance Policy. The representation and warranties insurance policy (the “R&W Insurance Policy”) purchased by the Purchaser in connection with this Agreement. The costs and expenses of the R&W Insurance Policy (including premium, underwriting, and brokerage fees) shall be borne one-half by the Purchaser and one-half by the Seller Parties. The Purchaser shall cause the R&W Insurance Policy to provide that the insurer under the R&W Insurance Policy shall not have any indemnification, contribution, subrogation or other rights to pursue any claim against the Seller Parties, except to the extent that the Loss in respect of which payment was made under the R&W Insurance Policy is directly attributable to Loss resulting from Fraud by any Seller Party in connection with the Agreement and the Transaction (“Subrogation Against Seller Provision”). Further, after the Closing, and for the term of the R&W Insurance Policy, the Purchaser and its Affiliates will not amend, waive, or otherwise modify the Subrogation Against Seller Provision. Following the Closing, Seller Parties shall provide reasonable cooperation to Purchaser, the applicable insurance provider and the Target Group Members in connection with pursuing claims under the R&W Insurance Policy if requested by the Purchaser or the applicable insurance provider and at the requesting Party’s expense.

6.9 Settlement of Intercompany Accounts. Immediately prior to the Closing, the Seller Parties will take or cause to be taken all actions necessary to cause the settlement and termination of all intercompany and Affiliate balances between any Target Group Member, on the one hand, and any of its Affiliates (including any other Target Group Member), on the other hand, and will provide the Purchaser with evidence of such settlements and terminations, reasonably satisfactory to the Purchaser.

6.10 Personal Goodwill Agreements. Each of the Sellers acknowledges and approves the transactions contemplated by the Personal Goodwill Agreements and confirms that all necessary approvals or waivers that may be necessary or advisable in connection with the Personal Goodwill Agreements have been obtained.

6.11 Transfer of PAGA Amount. On the Closing Date, Sellers shall cause their counsel, Katz Teller, to (a) transfer by wire transfer in immediate available funds from Katz Teller’s client trust account to the Escrow Agent an amount of cash equal to the PAGA Escrow Amount, and (b) promptly provide written evidence of such transfer to the Purchaser.

6.12 Trust Restrictions. The Trustees of each Seller that is a trust (a “Seller Trust”) hereby agree that until the third anniversary of the Closing Date (the “Restrictive Period”), they shall not amend or otherwise change its underlying trust documents for purposes of avoiding or circumventing the obligations, Liabilities and restrictions of the Seller Trust contained in this Agreement or any Ancillary Agreement to which such Seller Trust is a party. The Trustees of each Seller Trust further agree that during the Restrictive Period, they shall not allow (either by action or inaction) a non-Trustee, including but not limited to a beneficiary, trust director, trust protector, or selector, to amend or otherwise change (including by decanting or distribution) the governing documents for the purposes or with the effect of avoiding or circumventing the obligations, Liabilities and restrictions of the Seller Trust contained in this Agreement or any Ancillary Agreement to which such Seller Trust is a party.

6.13 Budco Restrictions. Each Seller Party hereby agrees that during the Restrictive Period it shall cause Budco to maintain a level of cash or other liquid assets that are sufficient to pay and cover any and all obligations and Liabilities of Budco under this Agreement or any Ancillary Agreement to which Budco is a party (including in connection with the Budco Services). At all times during the Restrictive Period, Budco shall be Solvent. For purposes of this Section 6.13, “Solvent” means that: (a) the fair saleable value (determined on a going concern basis) of the assets of Budco shall be equal to or greater than the total amount of Budco’s liabilities (including all liabilities, whether or not reflected in a balance sheet prepared in accordance with GAAP and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed); (b) Budco shall be able to pay its debts and obligations in the ordinary course of business as they become due; and (c) Budco shall have adequate capital to carry on its businesses and all businesses in which it is about to engage. The Seller Parties further agree that during the Restrictive Period they shall not (i) change the ownership or otherwise approve or effectuate the transfer or assignment of any equity of Budco; or (ii) otherwise take any action or inaction the purpose of which is to avoid or circumvent the obligations, Liabilities and restrictions of Budco contained in this Agreement or any Ancillary Agreement to which Budco is a party.

6.14 Budco Obligations.

(a) Budco Services.

(i) Immediately prior to the Closing Date, Budco provided insurance coverage and related administrative services to the Target Companies and its employees, including health, dental, and other welfare benefits; workers compensation; automobile/vehicle; and general liability (collectively, the “Budco Services”). After the Closing Date, Budco shall continue to provide the Budco Services, with respect only to claims arising or incurred prior to the Effective Time (including the payment of any Liabilities arising from any third party claim related to matters arising or incurred on or prior to the Closing Date) until such time that Budco’s obligations and Liabilities in connection with any claims arising or incurred prior to the Effective Time are fully and finally satisfied and resolved and any Liability arising or related to such claims are paid in full by Budco or the insurance company providing coverage therefor.

(ii) Budco shall provide the Budco Services in good faith, in accordance with all legal requirements, and in an efficient, timely, professional, and workmanlike manner consistent with the historical provision of the Budco Services and with the same standard of care as historically provided to Parsec and its employees. Budco shall comply with, and require its employees, agents, and subcontractors (including personnel of subcontractors) to observe and comply with, all applicable Law related to the Budco Services.

(b) PNC LC. Budco shall take all actions necessary to retain the PNC LCs in effect until such time as the applicable beneficiary of the PNC LCs agrees to terminate them. For the avoidance of doubt, the amount of the PNC LCs will be adjusted from time to time, in accordance with the requirements of the beneficiaries of the PNC LCs and Budco may cause the PNC LCs to be replaced by a lender other than PNC, so long as such lender is acceptable to the beneficiaries of the PNC LCs.

(c) Insurance LC.

(i) On each anniversary of the Closing Date, the Sellers’ Representative and the Purchaser shall negotiate in good faith regarding whether, and if so to what extent, the amount of the Insurance LC should be reduced, based on the actuarial and insurance principals applied in the calculation of the initial amount of the Insurance LC. Budco shall take all actions necessary to retain the Insurance LC in effect in the full amount until such time as the Purchaser agrees to terminate the Insurance LC or as otherwise set forth in this subsection (c).

(ii) If the Sellers’ Representative and the Purchaser are unable to resolve any items in dispute relating to the amount of the Insurance LC within thirty days after each anniversary, the Sellers’ Representative and the Purchaser shall submit the dispute to a nationally recognized independent actuary firm (the “Independent Actuary”) mutually agreeable to the Sellers’ Representative and the Purchaser to determine the amount of the Insurance LC, and such determination by the Independent Actuary shall be final, binding and conclusive on the Parties. If the Purchaser and Sellers’ Representative are unable to agree on an independent actuary within sixty days after the anniversary of the Closing Date, each of the Purchaser and the Sellers’ Representative shall appoint an actuary and those actuaries so appointed shall appoint a third independent actuary, with such third independent actuary becoming the Independent Actuary. The Independent Actuary, in undertaking the tasks to be performed by it as provided herein, shall act as an expert and not as an arbitrator. The Purchaser and the Sellers’ Representative may present to the Independent Actuary their respective positions regarding the dispute, and each of the Purchaser and the Sellers’ Representative shall have the right to present additional documents, materials and other information, and make an oral presentation to the Independent Actuary, regarding such dispute and the Independent Actuary shall consider such additional documents, materials and other information and such oral presentation. Any such other documents, materials or other information shall be copied to each of the Purchaser and the Sellers’ Representative and each of the Purchaser and the Sellers’ Representative shall be entitled to attend any such oral presentation.

(iii) In resolving any disputed item, the Independent Actuary: (A) shall be bound to the principles used in the determination of the initial amount of the Insurance LC, and (B) shall not assign a value to any item higher than the highest value for such item claimed by either Party or lower than the lowest value for such item claimed by either Party. The Parties shall use Reasonable Efforts to cause the Independent Actuary to complete its work and render its determination in writing within thirty days of its engagement.

(iv) When the amount of the Insurance LC has been reduced to less than $500,000 pursuant to the terms of this Section, the Purchaser shall cause Parsec to terminate the Insurance LC. For the avoidance of doubt, after the termination of the Insurance LC, Budco and the Seller Parties shall continue to be responsible for paying all insurance-related Liabilities arising before the Closing Date.

(v) Purchaser shall make a draw on the Insurance LC only if Budco has breached its obligations under this subsection (c). Before making such a draw, Purchaser shall provide written notice of such breach to Budco and Budco shall have ten days to cure such breach. At the expiration of such ten day period, if such breach remains uncured, Purchaser shall have the right to cause Parsec to make a draw on the Insurance LC in the amount of Budco’s applicable obligation.

(d) Health LC.

(i) On the earlier of (i) January 6, 2025, if Budco has no health care related payments relating to Parsec that are outstanding on January 1, 2025, or (ii) the date Budco pays in full any health care related Liabilities relating to Parsec that are outstanding on January 1, 2025, the Purchaser shall cause Parsec to terminate the Health LC. Budco shall take all actions necessary to retain the Health LC in effect in the full amount until terminated pursuant to this subsection (d).

(ii) Purchaser shall make a draw on the Health LC only if Budco has breached its obligations under this subsection (d). Before making such a draw, Purchaser shall provide written notice of such breach to Budco and Budco shall have ten days to cure such breach. At the expiration of such ten day period, if such breach remains uncured, Purchaser shall have the right to cause Parsec to make a draw on the Health LC in the amount of Budco’s applicable obligation.

(e) For the avoidance of doubt, after the termination of the Health LC, Budco and the Seller Parties shall continue to be responsible for paying all such health care related Liabilities arising before the Closing Date.

ARTICLE VII
indemnification

7.1 Indemnification by Sellers.

(a) Subject to the limitations expressly set forth in Section 7.6, each Seller will, jointly and severally, indemnify and hold harmless the Target Group and its and their respective Representatives and the Purchaser and each of its Affiliates (other than the Target Group) and its and their respective successors, assigns, members, partners, equity owners and Representatives (collectively, the “Purchaser Indemnified Parties”) from and against, and will pay to the Purchaser Indemnified Parties the monetary value of, any and all Losses incurred or suffered by the Purchaser Indemnified Parties arising out of or resulting from:

(i) any inaccuracy in or breach of or any allegations that, if true, would constitute an inaccuracy in or breach of any Fundamental Representation of the Seller Parties;

(ii) any inaccuracy in or breach of or any allegations that, if true, would constitute an inaccuracy in or breach of any representation or warranty (other than the Fundamental Representations of the Seller Parties) or other statement of any Seller Party contained in this Agreement, any Ancillary Agreement or in any certificate, instrument or other document delivered by or on behalf of any Seller Party pursuant to this Agreement or any Ancillary Agreement;

(iii) any nonfulfillment, nonperformance or other breach of any covenant or agreement of any Seller Party contained in this Agreement, the Disclosure schedules, or any Ancillary Agreement or in any certificate, instrument or other document delivered by or on behalf of any Seller Party pursuant to this Agreement or any Ancillary Agreement;

(iv) any Fraud with respect to any representation, warranty, covenant, agreement or other statement of any Seller Party contained in this Agreement or in any Ancillary Agreement or in any certificate, instrument or other document delivered by or on behalf any Seller Party pursuant to this Agreement or any Ancillary Agreement;

(v) any ERISA Affiliate Liability of Seller Parties;

(vi) any amounts required to pay any Indebtedness of the Target Group or Transaction Expenses that are not included in the Final Purchase Price or not otherwise paid at Closing;

(vii) any Liabilities related to the Excluded Assets or the distribution of the Excluded Assets, including with respect to any and all Taxes, title or registration fees;

(viii) any Liabilities related to the transactions contemplated under the Personal Goodwill Agreement, including any Tax audits or reclassification that might occur following the Closing or claims by any third parties or beneficiaries of any of the Sellers; provided, however, that such Losses shall be reduced by any Tax benefit received by the Purchaser Indemnified Parties as the result of such Tax audit or reclassification;

(ix) any Liabilities related to the PAGA Claim, including the final disposition and settlement of such PAGA Claim; and

(x) those matters set forth on Schedule 7.1(a)(x) (the “Pending Actions”).

7.2 Indemnification by the Purchaser. Subject to the limitations expressly set forth in Section 7.6, the Purchaser will indemnify and hold harmless the Seller Parties (the “Seller Indemnified Parties”) from and against, and will pay to the Seller Indemnified Parties the monetary value of, any and all Losses incurred or suffered by the Seller Indemnified Parties arising out of or resulting from: (a) any inaccuracy in or breach of any representation or warranty or other statement of the Purchaser contained in this Agreement; or (b) any nonfulfillment, nonperformance or other breach of any covenant or agreement of the Purchaser contained in this Agreement.

7.3 Claim Procedure.

(a) A party that seeks indemnity under this Article VII (an “Indemnified Party”) will give written notice (a “Claim Notice”) to the parties from whom indemnification is sought (an “Indemnifying Party”) containing (i) a description and, if known, the estimated amount, of any Losses incurred or reasonably expected to be incurred by the Indemnified Party, (ii) a reasonably detailed explanation of the basis for the Claim Notice to the extent of the facts then known by the Indemnified Party and (iii) a demand for payment of those Losses in accordance with the terms hereof. Within fifteen days after delivery of a Claim Notice, the Indemnifying Party will deliver to the Indemnified Party a written response in which the Indemnifying Party will either: (A) agree that the Indemnified Party is entitled to receive all of the Losses at issue in the Claim Notice by delivering to the Indemnified Party a written notice confirming such agreement (an “Acceptance Notice”); or (B) dispute the Indemnified Party’s entitlement to indemnification by delivering to the Indemnified Party a written notice (an “Objection Notice”) setting forth in reasonable detail: (x) each disputed item, (y) the basis for each such disputed item and (z) a certification that all such disputed items are being disputed in good faith and that all other items that are not contained in the Objection Notice are accepted and agreed by the Indemnifying Party. If the Indemnifying Party does not validly deliver an Acceptance Notice or Objection Notice within the applicable fifteen-day period, the Indemnifying Party will be deemed to have delivered an Acceptance Notice to the Indemnified Party in accordance with the terms hereof.

(b) Any indemnification by a Seller Party as an Indemnifying Party pursuant to this Article VII, shall be satisfied by payment to the accounts designated by the Purchaser as follows:

(i) for Losses pursuant to Section 7.1(a)(ii), as the case may be, by (A) payment from the Indemnification Escrow Amount with respect to the Seller Party from whom indemnification is sought until such Indemnification Escrow Amount is exhausted or released and (B) once such Indemnification Escrow Amount is fully exhausted, recovery under the R&W Insurance Policy; and

(ii) for Losses pursuant to this Article VII (other than pursuant to Section 7.1(a)(ii)), by payment directly by the indemnifying Seller Party by wire transfer of immediately available funds from the indemnifying Seller Party, provided, however, that the Purchaser may, in its sole discretion, elect to have any such amount satisfied by (A) payment from the Indemnification Escrow Amount with respect to the Seller Party from whom indemnification is sought, (B) recovery under the R&W Insurance Policy or (C) any combination of the sources of recovery described in this Section 7.3(b)(ii).

(c) Any indemnification payments pursuant to this Article VII will be made within two Business Days after the earliest of (i) the date on which the amount of such payments are determined by mutual agreement of the Parties, (ii) if an Objection Notice has not been timely delivered, the 15th day after the delivery of a Claim Notice and (iii) if an Objection Notice has been timely delivered, the date on which both such amount and the Indemnifying Party’s obligation to pay such amount have been finally determined in accordance with this Article VII . To the extent any indemnification payment pursuant to this Article VII is to be satisfied, in whole or in part, from the Indemnification Escrow Amount, each of the Sellers’ Representative and the Purchaser shall, within two Business Days of the earliest of the events described in (i)-(iii) of this Section 7.3(c), execute and deliver to the Escrow Agent a joint written instruction in accordance with the provisions of the Escrow Agreement authorizing and directing the Escrow Agent to make such payment.

7.4 Third Party Claims.

(a) If the Indemnified Party seeks indemnity under this Article VII in respect of, arising out of or involving a claim or demand, whether or not involving an Action, by another Person not a Party to this Agreement (a “Third Party Claim”), then the Indemnified Party will include in the Claim Notice (i) notice of the commencement or threat of any Action relating to such Third Party Claim, which notice shall be given to the Indemnifying Party within thirty days after the Indemnified Party has received written notice of the commencement of the Third Party Claim and (ii) the facts constituting the basis for such Third Party Claim and the amount of the damages claimed by the other Person, in each case to the extent known to the Indemnified Party. Notwithstanding the foregoing, no delay or deficiency on the part of the Indemnified Party in so notifying the Indemnifying Party will relieve the Indemnifying Party of any

Liability or obligation under this Agreement except to the extent the Indemnifying Party has suffered actual Losses directly caused by the delay or other deficiency.

(b) The Indemnified Party may assume control of the defense of a Third Party Claim by giving to the Indemnifying Party written notice of the intention to assume such defense within thirty days after delivery of the applicable Claim Notice. If the Indemnified Party controls the defense of the Third Party Claim, the Indemnifying Party agrees to pay to the Indemnified Party promptly upon demand from time to time all attorneys’ fees and other costs and expenses of defending the Third Party Claim. The Party not controlling the defense (the “Noncontrolling Party”) may participate therein at its own expense. The Party controlling the defense (the “Controlling Party”) will reasonably advise the Noncontrolling Party of the status of the Third Party Claim and the defense thereof and will consider in good faith recommendations made by the Noncontrolling Party. The Noncontrolling Party will (i) furnish the Controlling Party with such information as the Noncontrolling Party may have with respect to such Third Party Claim and related Action (including copies of any summons, complaint or other pleading which may have been served on the Noncontrolling Party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and (ii) otherwise cooperate with and assist in the defense of the Third Party Claim.

(c) If the Indemnified Party is controlling the defense of a Third Party Claim, the Indemnified Party has the right to agree in good faith to any compromise or settlement of, or the entry of any judgment arising from, such Third Party Claim without prior notice to or the consent of the Indemnifying Party. All amounts paid or payable under such settlement or judgment are Losses that the Indemnifying Party owes to the Indemnified Party under this Article VII. The Indemnifying Party will not agree to any compromise or settlement of, or the entry of any judgment arising from, a Third Party Claim without the prior written consent of the Indemnified Party. The Indemnified Party will have no Liability with respect to any compromise or settlement of, or the entry of any judgment arising from, any Third Party Claim effected without its consent.

(d) This Section 7.4 shall not apply to Third Party Claims involving a taxing Governmental Authority, which shall instead be governed by Section 6.4.

(e) The Parties agree that the Sellers’ Representative (on behalf of the Sellers) shall control of the defense of the PAGA Claim, subject to the terms of this Section 7.4.

(f) The Parties agree that Purchaser shall control of the defense of the Pending Actions, subject to the following:

(i) Purchaser shall cause Parsec to continue to engage the legal counsel advising Parsec on the Pending Actions as of the Closing Date, for so long as such legal counsel diligently and professionally provide such advice. Purchaser shall not terminate the engagement of any such legal counsel without providing the Sellers’ Representative with advance written notice, which notice shall include a reasonable description of Purchaser’s basis for its decision to terminate such engagement.

(ii) Purchaser shall reasonably advise the Sellers’ Representative of the status of the Pending Actions and the defense thereof and will consider in good faith recommendations made by the Sellers’ Representative. The Sellers’ Representative will (i) furnish Purchaser with such information as the Sellers’ Representative or the Seller Parties may have with respect to such Pending Action (including copies of any summons, complaint or other pleading which may have been served on a Seller Party and any written claim, demand, invoice, billing or other document evidencing or asserting the same), and (ii) otherwise cooperate with and assist in the defense of the Pending Action.

(iii) Purchaser will not cause Parsec to agree to any compromise or settlement of, or the entry of any judgment arising from, a Pending Action without the prior written consent of the Sellers’ Representative, which consent shall not be unreasonably withheld, conditioned or delayed. The Seller Parties will have no Liability with respect to any compromise or settlement of, or the entry of any judgment arising from, any Pending Action effected without the Sellers’ Representative’s consent. All amounts paid or payable under such settlement or judgment are Losses that the Seller Parties owe to Purchaser under this Article VII.

7.5 Survival of Representations and Warranties.

(a) All representations and warranties contained in this Agreement, or in any certificate, instrument or other document delivered by or on behalf of the Seller Parties or the Target Group pursuant to this Agreement, will survive the Closing, irrespective of any facts known to any Indemnified Party at or prior to the Closing or any investigation at any time made by or on behalf of any Indemnified Party, for a period of three years from the Closing Date; provided that (i) the representations and warranties set forth in Section 4.14 (Tax) will survive until ninety days following the expiration of the statute of limitations (including any extensions or waivers thereto) for assessment of the Taxes to which such representations and warranties relate, and (ii) the Fundamental Representations will survive indefinitely or to the maximum duration permissible by Law; provided, further, that in any event of any Fraud in respect of any such representation or warranty, such representation or warranty will not terminate and will survive indefinitely. Notwithstanding anything to the contrary in this Agreement, all of the covenants, agreements and obligations of the Parties contained in this Agreement will survive in accordance with their terms or until fully performed, fulfilled or otherwise waived in writing.

(b) All claims for indemnification under Section 7.1(a)(ii) or Section 7.3(a) must be asserted prior to the expiration of the applicable survival period set forth in Section 7.5(a); provided, however, that if an Indemnified Party delivers to an Indemnifying Party, before expiration of the applicable survival period of a representation or warranty as set forth in Section 7.5(a), either a Claim Notice based upon a breach of any such representation or warranty or a notice that, as a result of a claim or demand made by a Person not a party to this Agreement, the Indemnified Party reasonably expects to incur Losses, then such representation or warranty will survive until, but only for purposes of, the resolution of the matter covered by such notice.

7.6 Limitations on Liability; Determination of Losses.

(a) Subject to Section 7.6(b):

(i) no Seller Party shall have any indemnification obligations for Losses under Section 7.1(a)(ii), until the aggregate amount of all such Losses exceeds the Retention Amount, after which the Seller Parties shall only be obligated for such Losses in excess of the Retention Amount;

(ii) the cumulative indemnification obligations of the Seller Parties for Losses under Section 7.1(a)(ii) shall not exceed the Indemnification Escrow Amount; and

(iii) the cumulative indemnification obligations of the Seller Parties for Losses under Section 7.1(a)(iii), (v), (vi), (vii), (viii), (ix), and (x) shall not exceed the Final Purchase Price, net of the amounts of Closing Indebtedness and Transaction Expenses.

(b) Notwithstanding any provision of this Agreement to the contrary, the foregoing limitations will not apply to claims under Section 7.1(a)(ii) relating to any Fraud with respect to any representation, warranty, covenant, agreement or other statement of any Seller Party contained in this

Agreement or in any Ancillary Agreement or in any certificate, instrument or other document delivered by or on behalf any Seller Party pursuant to this Agreement or any Ancillary Agreement.

(c) Notwithstanding anything in this Agreement to the contrary, for purposes of determining whether any representation or warranty has been breached and the amount of Losses arising therefrom, each representation and warranty in this Agreement (and Schedules and Exhibits hereto) will be read without regard and without giving effect to the terms or phrases “material,” “in all material respects,” “in any material respect,” “material adverse change,” “material adverse effect,” “which would not reasonably be expected to be material to the Target Group,” “except where the failure to so qualify has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect” or similar words or phrases contained in such representation or warranty (as if such words or phrases were deleted from such representation and warranty).

(d) Notwithstanding anything to the contrary contained in this Agreement, in connection with a claim arising under Section 7.1(a)(ix), the Purchaser shall first seek recovery against the PAGA Escrow Amount in accordance with Section 7.10 and to the extent the amount of the Loss exceeds the PAGA Escrow Amount available for distribution to the Purchaser at the time of such claim and is therefore unable to be fully recovered from the PAGA Escrow Amount, the Seller Parties, jointly and severally, shall indemnify, save and hold harmless the Purchaser Indemnified Parties from and against Purchaser Indemnified Parties for the entire amount of such excess Loss.

(e) Notwithstanding anything to the contrary contained in this Agreement, in connection with a claim arising under Section 6.4(k)(v), the Purchaser shall first seek recovery against the ERC Escrow Amount in accordance with Section 7.10 and to the extent the amount of the Loss exceeds the ERC Escrow Amount available for distribution to the Purchaser at the time of such claim and is therefore unable to be fully recovered from the ERC Escrow Amount, the Seller Parties, jointly and severally, shall indemnify, save and hold harmless the Purchaser Indemnified Parties from and against Purchaser Indemnified Parties for the entire amount of such excess Loss.

(f) The limitations set forth in this Section 7.6 do not apply to the Tax indemnification.

7.7 No Right of Indemnification or Contribution. No Seller Party has any right of indemnification or contribution against a Target Group Member with respect to any breach by any Seller Party or the Target Group Member of any of their representations, warranties, statements, covenants or agreements contained in this Agreement, the Disclosure schedules, any Ancillary Agreement or in any certificate, instrument or other document delivered by or on behalf of any Seller Party or the Target Group Member pursuant to this Agreement or any Ancillary Agreement, whether by virtue of any contractual or statutory right of indemnity or otherwise, and all claims to the contrary are hereby waived and released.

7.8 Exercise of Remedies by the Purchaser Indemnified Parties other than the Purchaser. No Purchaser Indemnified Party (other than the Purchaser or any successor or assignee of the Purchaser) is entitled to assert any indemnification claim or exercise any other remedy under this Agreement unless the Purchaser (or any successor or assignee of the Purchaser) consents to the assertion of the indemnification claim or the exercise of such other remedy.

7.9 Effect of Knowledge. A Purchaser Indemnified Party’s right to indemnification or other remedies based upon the representations, warranties, covenants and agreements of any Seller Party or Target Group Member will not be affected by any investigation or knowledge of the Purchaser Indemnified Parties or their Representatives or any waiver by the Purchaser Indemnified Parties of any condition based on the accuracy of any representation or warranty, or compliance with any covenant or agreement. Such representations and warranties and covenants and agreements will not be affected or deemed waived by reason of the fact that the Purchaser Indemnified Parties knew or should have known that any representation or warranty might be inaccurate or that any Seller Party or the Target Group Member failed to comply with any agreement or covenant. Any investigation by any Purchaser Indemnified Party will be for its own protection only and will not affect or impair any right or remedy hereunder.

7.10 Release of PAGA Escrow Amount and ERC Escrow Amount.

(a) If there is determined to be any amount owing to a Purchaser Indemnified Party for Losses resulting from the PAGA Claim at any time at which there is any PAGA Escrow Amount then remaining in escrow, the PAGA Escrow Amount will be used by such Purchaser Indemnified Party as the first source of recovery to satisfy any and all amounts owed to a Purchaser Indemnified Party with respect to such PAGA Claim pursuant to this Article VII, subject in each case to Section 7.6. Promptly after the entry of the final court order approving the settlement of the PAGA Claim, the Purchaser and Sellers’ Representative will arrange for the Escrow Agent to release from the PAGA Escrow Amount to Sellers’ Representative (on behalf of Sellers) an amount equal to the amount owing to the applicable plaintiffs as a result of such settlement agreement, order or judgement, in accordance with the terms of the Escrow Agreement. For the avoidance of doubt, the Seller Parties shall be responsible for all Liabilities arising in connection with the PAGA Claim.

(b) If there is determined to be any amount owing to a Purchaser Indemnified Party for Losses resulting from an ERC Claim at any time at which there is any ERC Escrow Amount then remaining in escrow, the ERC Escrow Amount will be used by such Purchaser Indemnified Party as the first source of recovery to satisfy any and all amounts owed to a Purchaser Indemnified Party with respect to such ERC Claim pursuant to this Article VII, subject in each case to Section 7.6. Any ERC Escrow Amount remaining in escrow on second anniversary of the Closing Date shall be released to the Sellers’ Representative, subject to any pending claims on such date, provided that such release shall not relieve the Seller Parties of their indemnification obligations with respect to ERC Claims. For the avoidance of doubt, the Seller Parties shall be responsible for all Liabilities arising in connection with any ERC Claims.

7.11 Exclusive Remedies. Following the Closing, except with respect to (a) any claims involving, arising out of or resulting from Fraud, or (b) claims for specific performance, injunctive or other equitable relief, the sole and exclusive remedy of the Parties for any matter arising out of the transactions contemplated by this Agreement (except for disputes under Section 2.6, which disputes will be resolved in accordance with the dispute resolution mechanism set forth in Section 2.6) will be pursuant to the indemnification provisions set forth in this Article VII. Notwithstanding anything to the contrary contained herein, no limitations (including any survival limitations and other limitations set forth in this Article VII), qualifications or procedures in this Agreement shall be deemed to limit or modify the ability of any Party to make claims under or recover under the R&W Insurance Policy; it being understood that any matter for which there is coverage available under the R&W Insurance Policy shall be subject to the terms, conditions and limitations, if any, set forth in the R&W Insurance Policy.

7.12 Tax Treatment of Indemnification Payments. To the extent permitted by applicable Law, the Parties agree that any indemnification payments (and/or payments or adjustments) made with respect to this Agreement shall be treated for all Tax purposes as an adjustment to the Final Purchase Price.

ARTICLE VIII

MISCELLANEOUS

8.1 Appointment of Sellers’ Representative.

(a) By execution and delivery of this Agreement, each of the Seller Parties hereby irrevocably constitutes and appoints the Sellers’ Representative as its true and lawful agent and attorney-in-fact, which appointment is coupled with an interest, with full authority and power of substitution, to act in the name, place and stead of such Seller Party with respect to all powers and rights set out in this Section 8.1 or in other provisions of this Agreement, including to do, and to execute on its behalf, the following (except to the extent expressly provided to the contrary herein):

(i) transfer and assign the Purchased Interests as permitted or required by this Agreement and execute and deliver such instruments of transfer or other documentation deemed necessary or desirable by the Sellers’ Representative to give effect to any such transfer;

(ii) make amendments to this Agreement and the Ancillary Agreements, and amend or enter into any other documents the Sellers’ Representative determines are necessary or desirable to give effect to this Agreement and the Transaction;

(iii) receive notices and any certificates and other agreements delivered hereunder from the Purchaser pursuant to this Agreement or any Ancillary Agreement; and

(iv) exercise any other rights and powers and perform any obligations the applicable Seller Party may have under this Agreement or any Ancillary Agreement.

(b) The Sellers’ Representative, on behalf of the Seller Parties, is authorized to (i) take any and all actions (including, executing and delivering any certificates, notices, consents, or other documents contemplated by this Agreement, including the Ancillary Agreements), and make any and all determinations which may be required or permitted to be taken or made by the respective Seller Party under this Agreement, (ii) approve any amendment, supplement, restatement or replacement, waiver to or of this Agreement or any applicable Ancillary Agreement, (iii) exercise such other rights, power and authority as are authorized, delegated and granted to the respective Seller Party under this Agreement (including the waiver of any condition as set out herein), (iv) dispute or refrain from disputing any claim made by the Purchaser under this Agreement, (v) enforce any rights of the Seller Parties, (vi) negotiate and compromise any dispute under this Agreement on behalf of the Seller Parties, (vii) execute any settlement agreement, release or other document with respect to such dispute or remedy on behalf of the Seller Parties, (viii) execute, deliver and file all such further documents and instruments relating to this Agreement on behalf of the Seller Parties, and do all acts and things as may be necessary or desirable in connection therewith, (ix) receive and make payments, receive and send notices, give releases and discharges, and establish reserves or reserve accounts for post-Closing expenses and/or payments, and (x) exercise such rights, power and authority as are incidental to the foregoing.

(c) Each Seller Party shall act through the Sellers’ Representative, with respect to the matters for which the Seller Parties are to act as set out in this Agreement and none of the Seller Parties shall have the right to act independently with respect to any such matter or to institute any claim, now existing or hereafter arising, against the Purchaser with respect to this Agreement, any such right being irrevocably and exclusively vested in the Sellers’ Representative. Notwithstanding any disagreement or dispute among the Seller Parties or between any of the Seller Parties and the Sellers’ Representative, the Purchaser shall be entitled to rely on any and all action taken by the Sellers’ Representative without any liability to, or obligation to inquire of, any of the Seller Parties. In no event shall the Purchaser be held responsible or liable for the application or allocation of any monies paid to the Sellers’ Representative by the Purchaser, and the Purchaser shall be entitled to rely upon any notice provided to the Purchaser by the Sellers’ Representative, or action taken by the Sellers’ Representative acting within the scope of its authority.

(d) The Sellers’ Representative will be protected in acting and relying reasonably upon any written notice, direction, instruction, order, certificate, confirmation, request, waiver, consent, receipt, statutory declaration or other document furnished to the Sellers’ Representative and signed by any Seller Party in connection with this Agreement, not only as to their due execution and the validity and effectiveness of their provisions, but also as to the truth and accuracy of any information therein contained, which the Sellers’ Representative in good faith believes to be genuine. The Seller Parties shall, each, as a group, jointly (but not jointly and severally) indemnify and hold harmless the Sellers’ Representative against all claims, losses, damages, reasonable costs, penalties, fines and reasonable expenses (including reasonable expenses of the Sellers’ Representative’s legal counsel) which, without fraud, negligence, recklessness, wilful misconduct or bad faith on the part of the Sellers’ Representative, may be paid, incurred or suffered by such Sellers’ Representative by reason or as a result of the performance by the Sellers’ Representative of its obligations set out in this Agreement.

(e) In performing her duties hereunder, the Sellers’ Representative will exercise that degree of care, skill and diligence that a prudent person would exercise in the conduct of its own affairs.

(f) The Seller Parties and the Sellers’ Representative, as applicable, agree that the Purchaser will have no liability with respect to any dispute or disagreement between any of the Seller Parties, or between any of the Seller Parties and the Sellers’ Representative, including with respect to any payments made or to be made pursuant to this Agreement, and the Seller Parties and the Sellers’ Representative agree to indemnify the Purchaser against all costs and expenses incurred by the Purchaser as a result of any such dispute or disagreement.

(g) The Sellers’ Representative shall be entitled at any time and from time to time to reimbursement from the Seller Parties for any Sellers’ Representative’s expenses.

(h) The power and authority of the Sellers’ Representative, as described in this Agreement, shall be effective until all rights and obligations of the Seller Parties under this Agreement have terminated, expired or been fully performed. The appointment of the power of attorney pursuant to Section 8.1(a) is coupled with an interest and is irrevocable and will not be terminated by any Seller or by operation of Law, whether by death or incapacity of any Seller or the occurrence of any other event, and any action taken by the Sellers’ Representative will be as valid as if such death, incapacity or other event had not occurred, regardless of whether or not any Seller Party or the Sellers’ Representative will have received any notice thereof. The power and authority granted to the Sellers’ Representative under this Section 8.1 shall not be amended or modified without the prior written consent of the Purchaser, which consent may be withheld in its discretion.

(i) For greater certainty and without limitation, this Section 8.1 shall survive the Closing.

(j) The Seller Parties represent and warrant to the Purchaser that, as of the Effective Date, Melissa Budig Collins is appointed as the Sellers’ Representative and has the authority to exercise the powers and perform the duties of the Sellers’ Representative under this Agreement and any Ancillary Agreement and shall continue to have such authority until notice to the contrary is provided to the Purchaser. The Sellers’ Representative shall serve in such capacity until such time as the Purchaser receives written notice of the Sellers’ Representative’s death, incompetence, resignation or removal by agreement of the Seller Parties representing a majority of the Pro Rata Share of Parsec (or a Seller’s respective executor, administrator or legal representative), in the case of such removal, subject to the consent of the Purchaser (not to be unreasonably withheld, conditioned or delayed). Following the removal of the Sellers’ Representative for any reason, the Seller Parties (or a Seller’s respective executor, administrator or legal representative) shall promptly appoint a successor Sellers’ Representative, subject to the consent of the

Purchaser (not to be unreasonably withheld, conditioned or delayed), by written consent of the Seller Parties representing a majority of the Pro Rata Share of Parsec and promptly notify the Purchaser thereof in writing.

(k) Notwithstanding anything to the contrary contained herein, any reference in this Agreement to actions, decisions or communications by any of the Seller Parties shall mean and refer exclusively to the actions, decisions or communications of the Sellers’ Representative; provided that, this Section 8.1 shall in no way be deemed to limit or relieve any of the Seller Parties or their respective Affiliates from their covenants or obligations under this Agreement. All references in this Agreement to decisions and actions to be taken by the Purchaser and directed to the Seller Parties or any one of them shall be deemed directed to the Seller Parties or any one of them if such decisions or actions are directed by the Purchaser to the Sellers’ Representative.

8.2 Notices, Consents Etc.. Any notices, requests, demands, consents or other communications required to be sent or given hereunder by any of the Parties shall in every case be in writing, be addressed as follows, and shall be deemed properly given and received (a) on the date delivered by hand; (b) on the date sent if transmitted by email with confirmation of receipt during normal business hours for the recipient or on the next Business Day if sent after normal business hours to the recipient (provided that such sent email is kept on file (whether electronically or otherwise) by the sending Party and the sending Party does not receive an automatically generated message from the recipient’s email server that such email could not be delivered to such recipient); or (c) 1 Business Day after it is sent if delivered by Federal Express or other express overnight delivery service.

(i) If to any Seller and/or the Sellers’ Representative:

Melissa Budig Collins

1100 Gest Street

Cincinnati, Ohio 45203

Tel: (513) 562-8217

Email: mcollins@budcogroup.com

with a copy to (which copy shall not constitute notice):

Katz Teller
255 E. Fifth Street, Suite 2400

Cincinnati, Ohio 45202
Tel: (513) 721-4532
Attn: Mark Jahnke and Matt Kitchen

Email: mjahnke@katzteller.com and mkitchen@katzteller.com

(ii) If to the Purchaser:

UT Holdings, LLC

12755 E 9 Mile Rd

Warren, MI 48089

Attention: Tim Phillips, President

Jude M. Beres, Chief Financial Officer

Email: TPhillips@universalintermodal.com

JBeres@universallogistics.com

with a copy to (which copy shall not constitute notice):

Vistula PLC

100 Maple Park Boulevard, Suite 110

Saint Clair Shores, MI 48081

Attention: Edwin J. Lukas

Email: lukas@vistulalaw.com

with a copy to (which copy shall not constitute notice):

Dykema Gossett PLLC

39577 Woodward Avenue – Suite 300

Bloomfield Hills, Michigan 48304-2820

Attention: Brendan J. Cahill

Email: BCahill@dykema.com

8.3 Severability. The unenforceability, illegality or invalidity of any provision of this Agreement shall not affect the enforceability or validity of any other provision. Upon the determination by a court of competent jurisdiction that any term or other provision is illegal, invalid or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in order that the Transaction is consummated as originally contemplated to the greatest extent possible.

8.4 Assignment; Successors. Neither this Agreement, nor any rights, obligations or interests hereunder, may be assigned by any Party except with the prior written consent of the other Parties. Subject to the preceding sentence, this Agreement shall be binding upon, and shall inure to the benefit of, the Parties and their respective successors and assigns. No Party may delegate any performance of its obligations under this Agreement, except that the Purchaser may at any time delegate the performance of its obligations to any Affiliate of the Purchaser so long as the Purchaser remains fully responsible for the performance of the delegated obligation; provided, that the Purchaser shall have the right to collaterally assign its rights under this Agreement as security to one or more lenders. Any purported assignment without such prior written consent shall be void.

8.5 Counterparts; Facsimile or .PDF Signatures. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement may be executed by facsimile or .PDF signature.

8.6 Governing Law; Venue.

(a) This Agreement and the negotiation, execution, performance or non-performance, interpretation, termination, construction and all claims or causes of action (whether in contract or tort), that may be based upon, arise out of or relate to this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made or in connection with this Agreement or as an inducement to enter this Agreement) shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of Laws that might otherwise govern under any applicable conflict of laws principles.

(b) Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in

Delaware, and any appellate court from any thereof, in any Action arising out of or relating to this Agreement or the agreements delivered in connection herewith or the Transaction contemplated hereby or the transactions contemplated thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such Action, except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (ii) agrees that any claim in respect of any such Action may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such Action in such courts; and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in such courts. Each of the Parties agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each Party irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 8.6 in the manner provided for notices in Section 8.2. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by applicable Law.

8.7 Table of Contents and Headings. The table of contents and section headings of this Agreement are included for reference purposes only and shall not affect the construction or interpretation of any of the provisions of this Agreement.

8.8 Entire Agreement. This Agreement, including the Disclosure schedules (all of which shall be deemed incorporated in this Agreement and made a part hereof), sets forth the entire understanding of the Parties with respect to the Transaction, supersedes all prior discussions, understandings, agreements and representations and shall not be modified or affected by any offer, proposal, statement or representation, oral or written, made by or for any Party in connection with the negotiation of the terms hereof. The Parties acknowledge that the information provided in connection with this Agreement and the Transaction is subject to the terms of the Confidentiality Agreement by and between Universal Intermodal Services, Inc. and Livingstone Partners, LLC, acting as agent of Parsec, Inc., dated April 16, 2024 (the “NDA”), the terms of which are incorporated herein by reference. Effective upon, and only upon, the Closing, the NDA shall terminate.

8.9 Third Parties. Except for the rights of any Indemnified Parties under the provisions of Article VII, nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person, other than the Parties to this Agreement, any rights or remedies under or by reason of this Agreement.

8.10 Schedules and Exhibits; Disclosure Generally. The schedules and exhibits attached to this Agreement form an integral part of this Agreement for all purposes of it. All references herein to this Agreement shall include the schedules and exhibits attached to this Agreement. Any exception or qualification set forth in the Disclosure schedules with respect to a particular representation, warranty or covenant contained herein shall be deemed to be an exception or qualification with respect to all other applicable representations, warranties and covenants contained in this Agreement only to the extent the applicability of such exception or qualification to any other applicable representation, warranty or covenant contains an explicit reference to such other representation, warranty or covenant. Nothing in the Disclosure schedules is intended to broaden the scope of any representation or warranty contained in this Agreement except to the extent of the information provided in the applicable schedule. Inclusion of any item in the Disclosure schedules does not constitute a determination by the representing Party that such item is material and shall not be deemed to establish a standard of materiality. No disclosure in the Disclosure schedules relating to any possible breach or violation of any Contract, Law or any potential adverse contingency shall be construed as an admission or indication that any such breach or violation exists or has actually occurred or that such adverse contingency will actually occur.

8.11 Waiver of Jury Trial. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTION (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.11.

8.12 Public Announcements. All press releases or other announcements or notices regarding the Transaction shall be made jointly by Sellers’ Representative and the Purchaser, subject to each of their consent and approval. Notwithstanding the foregoing, to the extent required by applicable Law or any listing agreement with or rule of any securities exchange or association, the Purchaser and its direct or indirect shareholders and Affiliates may: (a) make such filings with the United States Securities and Exchange Commission; may issue such press releases; (b) schedule and/or hold (and provide responses to questions in connection with) any press conference or calls with investors or analysts, as they determine to make or issue from time to time with respect to this Agreement and the transactions contemplated by this Agreement, and (c) publicly respond to any rumors in the media with respect to this Agreement and the transactions contemplated by this Agreement.

8.13 Amendments and Waivers. This Agreement (including the Disclosure schedules and exhibits hereto) may not be amended, restated, supplemented or otherwise modified, except by an instrument in writing signed by the Sellers’ Representative and the Purchaser. No failure or delay of any Party to exercise any right or remedy given to such Party under this Agreement or otherwise available to such Party, or to insist upon strict compliance by any other Party with its obligations hereunder, no single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, and no custom or practice of the Parties in variance with the terms hereof, shall constitute a waiver of any Party’s right to demand exact compliance with the terms hereof. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving Party. Any written waiver shall be limited to those items specifically waived therein and shall not be deemed to waive any future breaches or violations or other non-specified breaches or violations unless, and to the extent, expressly set forth therein.

8.14 Expenses. The Parties shall, except as otherwise specifically provided herein, bear their respective expenses incurred in connection with the preparation, execution, and performance of this Agreement and the Transaction, including all fees and expenses of agents, representatives, counsel and accountants.

8.15 Provision Respecting Legal Representation. The Purchaser, the Target Group Members and the Seller Parties hereby agree that, in the event that a dispute arises after the Closing between the Purchaser and/or the Target Group Members, on the one hand, and the Seller Parties or their Affiliates, on the other hand, Katz Teller may represent the Seller Parties and/or such Affiliates in such dispute even though the interests of the Seller Parties and/or such Affiliates may be directly adverse to the Purchaser or the Target Group Members or any of their Affiliates, and even though Katz Teller may have represented the Target Group Members or any of their Affiliates in a matter substantially related to such dispute, or may be handling ongoing matters for the Purchaser, the Target Group Members, or any of their Affiliates. The Purchaser further agrees that, as to all communications among Katz Teller, the Target Group Members, the Seller Parties, and/or any of their respective Affiliates to the extent related to the Transaction, the attorney-client privilege and the expectation of client confidence belongs to the Seller Parties and may be controlled by the Seller Parties and shall not pass to or be claimed by the Purchaser, the Target Group Members or any of their Affiliates. Notwithstanding the foregoing, in the event that a dispute arises between the Purchaser, the Target Group Members or any of their Affiliates and a third party (other than a Party to this Agreement or any of their respective Affiliates) after the Closing, the Target Group Members and their Affiliates may assert the attorney-client privilege to prevent disclosure of confidential communications by Katz Teller to such third party; provided, however, that no Target Group Member nor any of its Affiliates may waive such privilege without the prior written consent of the Seller Parties.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have executed and delivered this Equity Purchase Agreement on the Effective Date.

PURCHASER:

UT Holdings, LLC

By:	/s/ Robert Stamper
Name:	Robert Stamper
Title:	President and Manager

1502061 B.C. LTD.

By:	/s/ Daniel Cummings
Name:	Daniel Cummings
Title:	President and Director

[Purchaser’s Signature Page – Equity Purchase Agreement]

HOLDING COMPANIES:

Parsec Holdings, Inc.

By:	/s/ Melissa Budig Collins
Melissa Budig Collins, Its Secretary

Budco Group, Inc.

By:	/s/ Melissa Budig Collins
Melissa Budig Collins, Its Secretary

[Companies’ Signature Page – Equity Purchase Agreement]

SELLERS:

Otto M. Budig Jr. and Sandra Budig Family Trust f/b/o Julie Held dated January 29, 2001

By:	/s/ Julie Budig Held
Julie Budig Held, Trustee

Otto M. Budig Jr. and Sandra Budig Family Trust f/b/o Mark Budig dated January 29, 2001

By:	/s/ Mark Budig
Mark Budig, Trustee

Otto M. Budig Jr. and Sandra Budig Family Trust f/b/o David Budig dated January 29, 2001

By:	/s/ David Budig
David Budig, Trustee

George J. Budig Distributive Trust #4A dated December 31, 2015

By:	/s/ Melissa Budig Collins
Melissa Budig Collins, Trustee

Budco Group, Inc.

By:	/s/ Melissa Budig Collins
Print Name: Melissa Budig Collins
Title:	Secretary

Yes We Canada Holdings, Inc.

By:	/s/ Melissa Budig Collins
Melissa Budig Collins, Its Secretary

[Sellers’ Signature Page – Equity Purchase Agreement]

SELLERS’ REPRESENTATIVE:

/s/ Melissa Budig Collins
Melissa Budig Collins

[Sellers’ Representative Signature Page – Equity Purchase Agreement]

ANNEX OF DEFINED TERMS

Definitions. For purposes of this Agreement, unless the context otherwise requires, the following terms shall have the meanings specified or referred to in this Annex:

“Accounting Methodology” means GAAP, applied on a consistent basis by the Target Group.

“Action” means any claim, action, charge, complaint, suit, litigation, arbitration, grievance, inquiry, audit, proceeding or investigation by or before any Governmental Authority or duly appointed arbitration authority, whether civil, criminal, administrative or otherwise, in law or in equity.

“Affiliate” means with respect to any Person (a) who is an individual, the spouse, parent, sibling or lineal descendent of such Person, (b) that is an entity, any Person which, directly or indirectly, controls, is controlled by, or is under common control with such Person, and (c) that is an entity, any Person who is a director, officer, manager, member, partner, or principal of such Person or of any other Person which directly or indirectly controls, is controlled by, or is under common control with such Person. For purposes of this definition, “control” of a Person shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by ownership of voting stock or shares, by contract or otherwise.

“Agreement” means this Equity Purchase Agreement, the Disclosure schedules and all other schedules and exhibits attached to this Agreement.

“Ancillary Agreements” means all agreements, documents and instruments required to be delivered by any Party pursuant to this Agreement, and any other agreements, documents or instruments entered into at or prior to Closing in connection with this Agreement or the Transaction.

“Base Price” means $187,406,730 less the Personal Goodwill Purchase Price.

“Business” has the meaning set forth in the Section 1.1(b) above.

“Business Day” means a day other than Saturday, Sunday or any other day on which commercial banks in Cincinnati, Ohio are authorized or required by Law to close.

“CARES Act” means the Act to amend the Internal Revenue Code of 1986 to repeal the excise tax on high cost employer-sponsored health coverage, also known as the Coronavirus Aid, Relief, and Economic Security Act, Public Law No. 116-136.

“Cash” means cash and cash equivalents, funds in time deposits and demand deposits or similar accounts of the Target Group Members, excluding any Restricted Cash, in each case as determined in accordance with the Accounting Methodology. For the avoidance of doubt, Cash shall, without duplication, (a) be reduced by bank overdrafts, ACH transactions and other wire transfers, issued but uncleared checks and drafts of the Target Group as of the Effective Time where the associated current liability is not included in the computation of the Final Net Non-Cash Working Capital, and (b) include checks, ACH transactions and other wire transfers and drafts received and/or deposited for the account of a Target Group Member as of the close of business on the Closing Date where the associated current account receivable is not included in the computation of the Final Net Non-Cash Working Capital.

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

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“Closing Date Cash” has the meaning set forth in Section 2.6(a)(i).

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Financial Statements” means the (a) combined reviewed balance sheets of the Target Group and Budco, as at December 31, 2021, December 31, 2022 and 2023, along with the related combined reviewed statements of income, changes in stockholders’ equity, and cash flows for the years then ended, along with the notes thereto, and (b) the Latest Financials.

“Company Intellectual Property” means all IP Rights used in the operation of the Business, as currently conducted by the Target Group.

“Company IT Systems” has the meaning set forth in Section 4.11(e).

“Company Material Adverse Effect” means any fact, circumstance, event, change, development or condition that, individually or in the aggregate, is or would reasonably be expected to be materially adverse to (a) the Business, financial condition or results of operations of the Target Group taken as a whole, or (b) the ability of any of the Seller Parties or the Target Group to consummate the Transaction; provided, however, that none of the following shall constitute, and none of the following shall be taken into account in determining whether there has been or shall be, or would reasonably be expected to be, a Company Material Adverse Effect: any fact, event, change, development or effect resulting from or arising out of (i) the announcement or pendency of the Transaction or the identity of the Purchaser; (ii) conditions affecting the industry in which any Target Group Member participates, the United States or Canadian economy as a whole or the capital markets in general or the geographical markets in which a Target Group Member operates, that do not disproportionately affect a Target Group Member as compared with other participants in the industry in which such Target Group Member operates; (iii) changes in GAAP or standard accounting principles that do not disproportionately affect a Target Group Member as compared with other participants in the industry in which such Target Group Member operates; (iv) changes in Law that do not disproportionately affect a Target Group Member as compared with other participants in the industry in which such Target Group Member operates; (v) the taking of any action required by this Agreement or in furtherance of completing the Transaction; (vi) the commencement, continuation or escalation of a war, armed hostilities or other international or national calamity or act of terrorism or sabotage that do not disproportionately affect a Target Group Member as compared with other participants in the industry in which such Target Group Member operates; or (vii) any natural disaster that does not disproportionately affect a Target Group Member as compared with other participants in the industry in which such Target Group Member operates.

“Company Software” shall mean all Software owned by or licensed to a Target Group Member and (i) requiring payment of an annual licensing fee in excess of $25,000 or (ii) distributed, sold, licensed or marketed in connection with the Business.

“Company Technology” means all Technology included in the Company Intellectual Property.

“Consent” means any approval, consent, ratification, waiver or other authorization from, or notice to, any Person.

“Contract” means any written, oral, implied or other agreement, contract, understanding, arrangement, obligation, promise, instrument, representation, warranty, assignment, power of attorney, certificate, purchase order, sale order, work order, commitment, note, mortgage, indenture, lease, sublease,

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deed of trust, license, plan, instrument or other contract, in each case, that is legally binding on the parties thereto, whether written or oral.

“Disclosure schedules” means any Disclosure schedules attached hereto.

“Dispute Notice” has the meaning set forth in Section 2.6(a)(iii).

“Dollars” and the sign “$” each mean the lawful money of the United States of America.

“Effective Time” has the meaning set forth in Section 2.2.

“Employee Plans” has the meaning set forth in Section 4.13(a).

“Employees” has the meaning set forth in Section 4.13(a).

“Enforceability Exceptions” means any limitation on the enforceability of a Party’s obligation resulting from the application of bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium or similar Laws affecting the enforcement of creditors rights generally and by general principles of equity (regardless of whether such enforcement is considered in a proceeding in Law or equity).

“Environmental Law” means any Law in effect as of the Effective Date, including any legally enforceable judicial or administrative order, consent decree or judgment, to the extent relating to (a) pollution of, damage to or protection of the environment and natural resources; (b) exposure of any Person to Hazardous Materials, including Laws relating to emissions, discharges, releases or threatened releases of Hazardous Materials into the environment (including ambient air, surface water, groundwater, land surface or subsurface); or (c) the manufacture, processing, distribution, use, treatment, storage, generation, disposal, transport or handling of any Hazardous Materials or the cleanup or remediation of any contamination.

“Equity Interests” means, with respect to any Person, any share, unit, capital stock, limited liability company interest, membership interest, partnership interest or similar interest or other indicia of equity or equity-like ownership (including any option or similar right or security convertible, exchangeable or exercisable therefor or other instrument or right the value of which is based on any of the foregoing) in such Person.

“ERC Claims” means any Liability arising out of or relating to Section 6.4(k)(v).

“ERC Escrow Amount” means an amount equal to $750,000.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 4.13(b).

“ERISA Affiliate Liability” means any Losses under or in respect of any Employee Plan (excluding any Employee Plan that is maintained, or required to be contributed to, by the Target Group) pursuant to any Law that imposed liability on an ERISA Affiliate.

“Escrow Amount” means the sum of (a) the Indemnification Escrow Amount, plus (b) the Purchase Price Adjustment Escrow Amount, plus (c) the ERC Escrow Amount, and plus (d) PAGA Escrow Amount.

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“Estimated Closing Working Capital Balance Sheet” has the meaning set forth in Section 2.5.

“Estimated Closing Date Cash” has the meaning set forth in Section 2.5.

“Estimated Gross-up Payment” means $6,242,968.

“Estimated Net Non-Cash Working Capital” has the meaning set forth in Section 2.5.

“Estimated Net Non-Cash Working Capital Deficit” has the meaning set forth in Section 2.5.

“Estimated Net Non-Cash Working Capital Surplus” has the meaning set forth in Section 2.5.

“Final Closing Date Cash” has the meaning set forth in Section 2.6(a)(vi).

“Final Net Non-Cash Working Capital” has the meaning set forth in Section 2.6(a)(vi).

“Final Net Non-Cash Working Capital Deficit” means the amount by which the Working Capital Target exceeds the Final Net Non-Cash Working Capital.

“Final Net Non-Cash Working Capital Surplus” means the amount by which the Final Net Non-Cash Working Capital exceeds the Working Capital Target.

“Final Purchase Price” has the meaning set forth in Section 2.6(b)(iii).

“Fraud” means common law fraud under Delaware law and not constructive fraud, statutory fraud, equitable fraud or negligent misrepresentation or omission.

“Fundamental Representations” means the representations or warranties set forth in Section 3.1 (Authority, Due Execution and Binding Effect), Section 3.2 (No Violation; Consents and Approvals; No Conflict), Section 3.3 (Ownership; No Liens), Section 3.5 (Brokers), Section 4.1 (Incorporation, Organization and Qualification; Authority, Due Execution and Binding Effect”), Section 4.2 (No Violation; Consents and Approvals; No Conflict) and Section 4.15 (Brokers).

“GAAP” means the United States generally accepted accounting principles, consistently applied.

“Government Bid” means any bid, offer, proposal or response to solicitation which, if accepted or awarded, would result in the establishment of a Government Contract.

“Government Contract” means any Contract with (a) any Governmental Authority, (b) any prime contractor to any Governmental Authority, (c) any government-owned or -controlled entities, or (d) any subcontractor with respect to any Contract described in clause (a) or (b).

“Governmental Authority” means any national, federal, state, provincial, territorial, municipal, local, foreign or other government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal or other judicial body.

“Governmental Authorizations” means any licenses, permits, rights, certificates, permissions, variances, clearances, qualifications, notifications, exemptions, classifications, registrations, franchises, approvals, consents, orders or similar authorizations, or any waivers of the foregoing, issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law, or filings with any Governmental Authority.

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“Hazardous Materials” means any chemical, material or substance defined or regulated as toxic, hazardous, a pollutant, or contaminant under any applicable Environmental Law, and includes petroleum and petroleum products, by-products or breakdown products, radioactive materials, asbestos containing materials and polychlorinated biphenyls.

“Indebtedness” means as applied to any Person, (a) all obligations for borrowed money, whether current or funded, or secured or unsecured; (b) all obligations created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (c) all obligations of such Person evidenced by bonds (convertible or not), debentures, notes or similar instruments, but excluding surety bonds related to ongoing projects; (d) all obligations of such Person issued or assumed as the deferred purchase price of property or businesses (other than trade payables or accruals incurred in the ordinary course of business); (e) all indebtedness of others secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person; (f) guarantees by such Person for borrowed money; (g) all obligations of such Person in respect of interest rate protection agreements, foreign currency exchange agreements or other interest or exchange rate hedging arrangements; (h) all obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property which obligation has been, or is required to be classified and accounted for as a capital lease on a balance sheet prepared in accordance with GAAP; (i) all obligations of such Person as an account party in respect of letters of credit and bankers’ acceptances; (j) indebtedness and Liabilities to current and former equity or other security holders of the Target Group, and payment obligations with respect to any stock appreciation rights, phantom stock obligations and similar obligations, (k) all obligations to pay bonuses, accrued severance or other forms of compensation to directors, officers, employees, consultants or agents in connection with the transactions contemplated by this Agreement, (l) all obligations to pay accrued bonuses, commissions or accrued vacation pay, sick pay or paid time off to directors, officers, employees, consultants or agents, including all Taxes that are payable by the Target Group in connection with or as a result of the payment of such Liability, except as included in the determination of the Final Purchase Price, (m) declared dividends, deferred compensation arrangements, severance obligations and underfunded pension obligations, (n) all accrued income Taxes, (o) for any customer deposits, deferred revenue, and/or other amounts received or held by such Person with respect to services or goods that have not been provided as of the Closing, (p) for all “applicable employment taxes” (as defined in Section 2302(d)(1) of the CARES Act (Pub. L. 116-136)) that such Person has deferred payment of pursuant to Section 2302 of the CARES Act, and (q) all interest, fees and other expenses owed with respect to the Indebtedness referred to herein, including prepayment penalties, break fees, premiums and consent fees.

“Indemnification Escrow Amount” means an amount equal to $419,962.

“Independent Accountant” has the meaning set forth in Section 2.6(a)(iv).

“Insurance Policies” has the meaning set forth in Section 4.17.

“IP Rights” means any or all rights, title and interest in or relating to intellectual property throughout the world, including: (i) all patents, patent applications, industrial designs, industrial design applications, and statutory invention registrations, together with all counterparts, reissues, divisions/divisionals, continuations, continuations-in-part, extensions, provisional or supplemental protection certificates, renewals and reexaminations thereof (“Patents”); (ii) all inventions (whether patentable or not), invention disclosures and improvements, all trade secrets, proprietary or confidential information, know-how and technology (“Trade Secrets”); (iii) all works of authorship, copyrights, mask works, Software, database and design rights, whether or not registered or published, all registrations and

Annex-5

recordations thereof and all applications in connection therewith, along with all reversions, extensions and renewals thereof; and (iv) all corporate names, trade names, logos, trademarks, service marks, trade dress, domain names and other source identifiers, including all registrations, renewals and applications therefor, and all goodwill associated with any of the foregoing (“Trademarks”).

“Katz Teller” means Katz, Teller, Brant & Hild, an Ohio legal professional association.

“Knowledge of the Sellers” means the knowledge that Sellers, David Budig, Melissa Budig Collins, Quinn Budig, Eric Schnieber, Brian Barnes, Tim Sullivan, Jessica Fouse, and Denice Hertlein, after reasonable inquiry.

“Latest Financials” means the unaudited balance sheets and related unaudited statements of income of the Target Group as at August 31, 2024 and for the eight-month period then-ended.

“Law” means any law, statute, ordinance, order, code, rule, principle of common law, Order, regulation or other requirement enacted, entered, promulgated or issued by any Governmental Authority.

“Leased Real Property” means the real property under which a Target Group Member is a lessee, sub-lessee, tenant, licensee or assignee of any real property owned by any third Person who is not a Target Group Member.

“Leases” has the meaning set forth in Section 4.12(a).

“Liabilities” means any and all debts, liabilities and obligations, whether known or unknown or asserted, absolute, accrued, contingent, liquidated, unliquidated or otherwise, due or to become due or otherwise, matured or unmatured, determined or determinable, and whether or not required to be reflected on a balance sheet prepared in accordance with GAAP, and including all costs and expenses related thereto including all fees, disbursements and expenses of legal counsel.

“Licensed Intellectual Property” means material IP Rights licensed to a Target Group Member pursuant to an agreement with a third party.

“Lien” means any mortgage, pledge, charge, adverse claim, security interest, encumbrance, hypothecation, lease, easement, right-of-way, encroachment, option, right of first refusal or other lien.

“Losses” means any Liabilities, losses, claims, damages, levies, deficiencies, demands, Actions, Orders, assessments, damages, dues, Taxes, penalties, fines, amounts paid in settlement, losses, out-of-pocket costs and expenses (including reasonable attorneys’, accountants’, investigators’, and experts’ fees and expenses, sustained or incurred in connection with the defense or investigation of any claim).

“Material Contracts” has the meaning set forth in Section 4.10.

“NDA” has the meaning set forth in Section 8.8.

“Net Non-Cash Working Capital” means only the current asset line-items as shown on the sample calculations set forth on Exhibit C, less only the current liability line-items, which, for the avoidance of doubt, shall (A) include deferred revenues and (B) exclude all Closing Date Cash, Closing Indebtedness, Transaction Expenses (to the extent deducted from the respective Final Purchase Price) as shown on the sample calculations set forth on Exhibit C, in each case calculated as of the Effective Time in accordance with the Accounting Methodology. For purposes of determining Net Non-Cash Working Capital, Tax assets

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and Tax liabilities shall not be taken into account. A sample calculation of Net Non-Cash Working Capital of the Target Group is set forth on Exhibit C.

“Net Non-Cash Working Capital Calculation” has the meaning set forth in Section 2.6(a)(i).

“Open Source Software” means any Software that is licensed, distributed or conveyed as “open source software”, “free software”, “copyleft” or under a similar licensing or distribution model, or under a Contract that requires as a condition of its use, modification or distribution that it, or other software that is derived from or linked to such Software or into which such Software is incorporated or integrated or with which such Software is combined or distributed, be disclosed or distributed in source code form, delivered at no charge or be licensed, distributed or conveyed under the same terms as such Contract (including Software licensed under the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, Microsoft Shared Source License, Common Public License, Artistic License, Netscape Public License, Sun Community Source License (SCSL), Sun Industry Standards License (SISL), Apache License and any license listed at www.opensource.org).

“Order” means any legally binding award, injunction, judgment, order, ruling, subpoena, or verdict or other decision entered, issued, made, or rendered by any Governmental Authority.

“Organizational Documents” means (a) with respect to a corporation, the certificate or articles of incorporation and bylaws or code of regulations; (b) with respect to any other entity, any charter, bylaws, partnership agreement, operating agreement or similar document adopted or filed in connection with the creation, formation or organization of a Person; (c) with respect to a trust, the trust agreement, and (d) any amendment to any of the foregoing.

“PAGA Claim” means all Actions relating to the case captioned Tyrone Johnson, Terrence Kennedy, individually, and on behalf of the other members of the general public similarly situated vs. PARSEC, INC.; Case # 22STCV25562; Filed in the Superior Court of California, County of Los Angeles.

“PAGA Escrow Amount” means an amount equal to $4,550,000.

“Party” and “Parties” have the meanings set forth in the preamble to this Agreement.

“Patents” is defined in the definition of “IP Rights”.

“Payoff Statement” has the meaning set forth in Section 2.4(a)(vi).

“Permits” has the meaning set forth in Section 4.8.

“Permitted Lien” means such of the following for which no enforcement, collection, execution, levy or foreclosure proceeding shall have been commenced: (i) statutory Liens for current Taxes, assessments, charges, levies or other claims not yet delinquent, provided an appropriate reserve has been established therefor in the Company Financial Statements to the extent required by GAAP; (ii) materialmen’s, mechanics’, carriers’, warehousemen’s, workmen’s and repairmen’s liens and other similar liens arising in the ordinary course of business for amounts not yet delinquent; (iii) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (iv) registered easements, rights-of-way, restrictive covenants and servitudes and other similar rights in land granted to, reserved or taken by any Governmental Authority or public utility, or any registered subdivision, development, servicing, site plan or other similar agreement with any Governmental Authority or public utility; and (v) restrictions on transfer of securities under applicable U.S. state and federal securities Laws.

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“Person” means any individual, corporation, company, limited liability company or partnership, general or limited partnership, association, trust or any other entity or organization, including a Governmental Authority.

“Personal Data” means any information relating to an identified or identifiable natural Person or device (as defined under applicable data protection and data privacy Laws).

“Personal Goodwill Agreement” has the meaning set forth in Section 2.4(a)(xi).

“Personal Goodwill Purchase Price” means $7,000,000, which is the aggregate Personal Goodwill Purchase Price as set forth the Personal Goodwill Agreements.

“PNC LCs” means (a) that certain Irrevocable Standby Letter of Credit issued by PNC Bank (Reference 18137445-00-000); Applicant: Budco Group, Inc.; Beneficiary: Liberty Mutual Insurance Company, and (b) that certain Irrevocable Standby Letter of Credit issued by PNC Bank (Reference 12500705-00-000); Applicant: Budco Group, Inc.; Beneficiary: Ace American Insurance Company, each as amended from time to time.

“Post-Closing Period” means any taxable period (or portion thereof) that begins after the Closing Date.

“Pre-Closing Period” means any taxable period (or portion thereof) that ends on or before the Closing Date.

“Pro Rata Share” means the percentages, with respect to each Target Group Member, set forth on Exhibit A attached hereto and hereby incorporated by reference.

“Procurement Laws” means all Laws that apply to a Government Contract or a Government Bid, or that apply to activities relating to the seeking, obtaining and performing of a Government Contract or a Government Bid, including activities such as proposal development and submission, negotiations, change orders, accounting, terminations, claims and audits.

“Purchase Price Adjustment Escrow Amount” means an amount equal to $1,400,000.

“Purchaser” has the meaning set forth in the preamble to this Agreement.

“R&W Insurance Policy” has the meaning set forth in Section 6.8.

“Reasonable Efforts” means the good faith efforts that a reasonably prudent Person desirous of achieving a result would use in similar circumstances to ensure that such result is achieved as reasonably expeditiously as possible.

“Regulations” means the Treasury Regulations (including Temporary Regulations) promulgated by the United States Department of Treasury with respect to the Code.

“Release” means any release, spill, emission, leaking, pumping, injection, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Materials into the indoor or outdoor environment.

“Released Parties” has the meaning set forth in Section 6.6.

“Releasing Parties” has the meaning set forth in Section 6.6.

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“Representatives” means, with respect to any Person, any director, manager, officer, agent, employee, general partner, member, stockholder, agent, accountant, auditor, legal counsel, advisor, consultant, debt financing source or other representative of such Person.

“Restricted Cash” means (a) deposits held by third parties such as landlords, (b) collateral related to hedging agreements or other Indebtedness, (c) repatriation costs associated with foreign deposits, (d) cash-like items with a maturity of greater than thirty days, (e) cash which may not be lawfully spent, distributed, loaned or released by the Target Group, (f) escheated amounts and (g) any other cash that the Purchaser or its Affiliates (including the Target Group) will not have immediate access to or possession of the full recorded balance at the Closing.

“Retained Employees” has the meaning set forth in Section 6.7.

“Retention Amount” means $419,962.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Parties” means the Sellers and Holding Companies.

“Sellers’ Representative” has the meaning set forth in the preamble to this Agreement.

“Software” means computer software, programs, and databases in any form, including websites, website content, member or user lists and information associated therewith, links, source code, object code, operating systems and specifications, data, databases, database management code, utilities, graphical user interfaces, menus, images, icons, links, forms, methods of processing, software engines, platforms, and data formats, all versions, updates, corrections, enhancements, and modifications thereto, and all related documentation, developer notes, comments, and annotations.

“Straddle Period” means any taxable period that begins before and ends after the Closing Date.

“Straddle Period Tax Returns” means a Tax Return for a Straddle Period.

“Tail Policy” has the meaning set forth in Section 6.3.

“Target Group” has the meaning set forth in Section 1.1 of this Agreement.

“Target Group Member” has the meaning set forth in Section 1.1 of this Agreement.

“Tax” or “Taxes” means (i) any federal, state, provincial, local or foreign income, gross receipts, franchise, estimated, alternative, minimum, add-on minimum, sales, use, transfer, capital gains, capital stock or shares, value added, excise, ad valorem, stamp, gains, severance, occupation, premium, windfall profit, real property, personal property, unclaimed property, intangibles, withholding, social security, workers’ compensation, unemployment, disability, payroll, net worth, employee or other tax, fees, levies, duties, tariffs, imposts, any amounts owing or refunds owing under section 125.7 of the Tax Act and other like charges of a similar nature, including any interest, penalties, fines, loss, damage, Liability, expense, or additions thereto, whether disputed or not, (ii) any Liability for the payment of any items described in clause (i) as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary, aggregate or similar group for any period, (iii) any transferee Liability in respect of any items described in clauses (i) and (ii) payable by reason of contract, assumption, transferee Liability, operation of Law,

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Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof of any analogous or similar provision under Law), Sections 159 or 160 of the Tax Act or otherwise, and (iv) any installment in respect of the foregoing.

“Tax Act” means the Income Tax Act (Canada), including any regulations promulgated thereunder, as amended from time to time and any successors thereto, and analogous provisions of applicable Laws of a province or territory of Canada.

“Tax Benefit” means any refund, credit or other reduction in otherwise required Tax payments or Liabilities (including any reduction in estimated Tax payments).

“Tax Contest” means an audit, examination, claim, or other administrative or judicial proceeding, contest, assessment, reassessment, notice of deficiency, proposed adjustment, dispute or controversy relating to Taxes.

“Tax Return” means any return, declaration, designation, election, report, claim for refund, FBAR report, information return or other document, information or statement relating to any Taxes, including any schedule or attachment thereto and including any amendment thereof, supplied or required to be supplied to a Governmental Authority, whether in electronic form or otherwise, and including, where permitted or required, combined, consolidated or unitary returns for any group of entities that includes a Target Group Member.

“Technology” means (a) Software, (b) data, databases, data compilations and collections, and customer and technical data, (c) data centers, (d) methods and processes, (e) devices, prototypes, designs and schematics, (f) documentation of customer consents to use their Personal Data, social media, and employee data, and (g) tangible items related to, constituting, disclosing or embodying any or all of the foregoing, including all versions thereof.

“Trade Secrets” is defined in the definition of “IP Rights”.

“Trademarks” is defined in the definition of “IP Rights”.

“Transaction” has the meaning set forth in Section 2.2.

“Transaction Expenses” means as of the Effective Time, whether payable prior to, at or after the Closing, (a) the aggregate amount of all fees and expenses payable by the Target Group to any Person in connection with the negotiation, execution and delivery of this Agreement and the consummation of the Transaction, including any amounts payable to financial and legal advisors and any existing directors, Employees and consultants of the Target Group with respect to any change of control, commission or other similar payments payable in connection with the Transaction, including any payroll and other employment Taxes associated with such amounts, (b) one-half of all Transfer Taxes, and (c) one-half of the fees, costs and expenses (including premium, underwriting, and brokerage fees) of the R&W Insurance Policy.

“Transfer Taxes” has the meaning set forth in Section 6.4(c).

“WARN” means the federal Worker Adjustment and Retraining Notification Act, 29 U.S.C. § 2101 et seq. (1988) and any similar state or local “mass layoff” or “plant closing” laws.

"Working Capital Collar Amount” means an amount equal to 5% of the Working Capital Target.

“Working Capital Target” means $14,149,000

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